     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 2000


                                                      REGISTRATION NO. 333-95503
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                     INTERNAP NETWORK SERVICES CORPORATION
             (Exact name of registrant as specified in its charter)

            WASHINGTON                             7374                             91-1896926
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)            Identification Number)

                          601 UNION STREET, SUITE 1000
                           SEATTLE, WASHINGTON 98101
                                 (206) 441-8800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                PAUL E. MCBRIDE
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                     INTERNAP NETWORK SERVICES CORPORATION
                                TWO UNION SQUARE
                          601 UNION STREET, SUITE 1000
                           SEATTLE, WASHINGTON 98101
                                 (206) 441-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

        CHRISTOPHER W. WRIGHT, ESQ.                      GAVIN B. GROVER, ESQ.
           H. MARLOW GREEN, ESQ.                         RUSSELL J. WOOD, ESQ.
          ERIC SCOTT CARNELL, ESQ.                       THEODORE S. KIM, ESQ.
             COOLEY GODWARD LLP                            PHOENIX CAI, ESQ.
            5200 CARILLON POINT                         MORRISON & FOERSTER LLP
          KIRKLAND, WA 98033-7355                          425 MARKET STREET
               (425) 893-7700                         SAN FRANCISCO, CA 94105-2482
                                                             (415) 268-7000

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practicable after the Registration Statement becomes effective.

                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED APRIL 5, 2000

                                7,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               -----------------

INTERNAP NETWORK SERVICES CORPORATION IS OFFERING 3,000,000 SHARES AND THE SELLING SHAREHOLDERS ARE OFFERING 4,500,000 SHARES.

                              -------------------


INTERNAP NETWORK SERVICES CORPORATION'S COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "INAP." ON APRIL 5, 2000, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $46.00 PER SHARE.


                              -------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                               -----------------

                             PRICE $       A SHARE
                              -------------------

                                                  UNDERWRITING                               PROCEEDS TO
                               PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                PUBLIC             COMMISSIONS           INTERNAP           SHAREHOLDERS
                               --------           -------------         -----------         ------------
PER SHARE...............           $                    $                    $                    $
TOTAL...................           $                    $                    $                    $

INTERNAP NETWORK SERVICES CORPORATION AND THE SELLING SHAREHOLDERS HAVE GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 1,125,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON
             , 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER
          CREDIT SUISSE FIRST BOSTON
                   DONALDSON, LUFKIN & JENRETTE
                             CHASE H&Q
                                      SALOMON SMITH BARNEY

             , 2000

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Prospectus Summary....................      3
Risk Factors..........................      6
Special Note Regarding Forward-Looking
  Statements..........................     17
Use of Proceeds.......................     18
Dividend Policy.......................     18
Price Range of Common Stock...........     18
Capitalization........................     19
Dilution..............................     20
Selected Financial Data...............     21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     22

                                          PAGE
                                        --------
Business..............................     30
Management............................     42
Certain Transactions..................     53
Principal and Selling Shareholders....     56
Description of Capital Stock..........     60
Shares Eligible for Future Sale.......     63
Underwriters..........................     65
Legal Matters.........................     67
Experts...............................     67
Where You Can Find More Information...     67
Index to Financial Statements.........    F-1

    We are a Washington corporation. Our principal executive offices are located at 601 Union Street, Suite 1000, Seattle, Washington 98101, and our telephone number is (206) 441-8800. We maintain a worldwide web site at WWW.INTERNAP.COM. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

    Except as otherwise indicated, all information in this prospectus relating to the number of shares of our common stock, options and warrants is based upon information as of February 29, 2000 and gives effect to 100% share dividend paid on January 7, 2000 to shareholders of record on December 27, 1999. Except as otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

    InterNAP-Registered Trademark- and P-NAP-Registered Trademark- are registered trademarks of InterNAP. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING, RISKS AFFECTING OUR COMPANY AND OUR FINANCIAL STATEMENTS AND THE NOTES TO OUR FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                     INTERNAP NETWORK SERVICES CORPORATION

    InterNAP is a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our Private-Network Access Points, or P-NAP facilities, which are our patented network routing infrastructures coupled with our proprietary ASsimilator routing technology, have their data optimally routed to and from destinations on the Internet in a manner that minimizes data loss, resulting in better performance. We offer our high performance Internet connectivity services at dedicated line speeds of 1.5 Megabits per second, or Mbps, to 155 Mbps to customers desiring higher transmission speeds, lower instances of data loss and greater quality of service than they could receive from conventional Internet connectivity providers. As of December 31, 1999, we provided consistent high performance Internet connectivity services to 247 customers, including Akamai Technologies, Amazon.com, Beyond.com, Bizrate.com, Datek Online, Fidelity Investments, Go2Net, MindSpring, The Nasdaq Stock Market, Network Associates, The Street.com, Travelocity, Warner Bros. Online, Waterhouse Securities and WebTV.

                                THE OPPORTUNITY

    The Internet is rapidly becoming a critically important medium for communications and commerce. However, businesses are unable to benefit from the full potential of the Internet due, in part, to slow and unreliable data transfers. This results primarily from the way Internet backbone networks exchange data, current routing technologies and the Internet's architecture, which was not designed to support today's large volumes of traffic. To compound this problem, Internet traffic is expected to grow rapidly. In addition, widespread adoption of applications that rely on network quality require consistent, high speed data transfer. We believe the future of Internet connectivity services will be driven by providers that, through high performance Internet routing services, enable businesses to successfully execute their mission-critical Internet-based applications over the public network infrastructures.

                                  OUR SOLUTION

    We provide high performance Internet connectivity services through the deployment of P-NAP facilities. Our P-NAP facilities maintain high speed, dedicated connections to major global Internet backbone networks, such as AT&T, Cable & Wireless USA, Global Crossing, GTE Internetworking, ICG Communications, Intermedia, PSINet, Qwest Communications International, Sprint, UUNET and Verio. Our technology platform optimally routes our customers' data through these multiple backbone networks, generally bypassing Internet traffic congestion and reducing data loss that frequently occurs at Internet data exchange points known as public network access points and private peering points. As of January 20, 2000, we operated 13 P-NAP facilities which are located in the Atlanta, Boston, Chicago, Dallas, Denver, Los Angeles, Miami, New York, Philadelphia, San Jose, Seattle and Washington, D.C. metropolitan areas. We expect to have a total of 24 P-NAP facilities operational by the end of 2000.

    Our services provide the following key advantages:

    - HIGH PERFORMANCE CONNECTIVITY. We route our customers' traffic over the Internet in a way that we believe provides consistently greater speed and superior end-to-end control, predictability and reliability, than services offered by conventional Internet connectivity providers.

    - HIGHLY RELIABLE NETWORK ARCHITECTURE. P-NAP facilities are designed with a highly redundant network infrastructure, such that any of the Internet backbones connected to a P-NAP facility can be used to instantly reroute customers' data in the event of a backbone provider network outage.

    - SUPERIOR ROUTE OPTIMIZATION AND MANAGEMENT. Our proprietary routing technology and network management system provide us with data to manage and monitor network traffic and to offer economic settlements to backbone providers for the transfer of our customers' data.

    - SCALABILITY AND FLEXIBILITY. We manage each P-NAP facility independently and make connection upgrades locally as required with each backbone provider. This allows us to more readily scale our capacity as traffic levels increase, without the need to make uniform upgrades throughout our system of P-NAP facilities.

    - SUPERIOR CUSTOMER SERVICE AND SUPPORT. Our customers receive the benefit of our proprietary network monitoring and reporting tools and a single point of contact with our highly skilled engineers for support inquiries, network troubleshooting and diagnosis 24 hours a day, seven days a week.

                                  OUR STRATEGY

    Our objective is to be the leading provider of high performance Internet connectivity services that enable businesses to run mission-critical Internet-based applications over the public Internet and to establish and maintain the standard of quality for Internet connectivity services. To achieve this objective we intend to:

    - Enhance our core technologies to continue to provide the highest performance Internet connectivity services.

    - Expand our suite of service offerings to drive additional demand for our connectivity and satisfy our customers' needs.

    - Continue to provide superior customer service and support.

    - Expand our geographic coverage in key markets.

    - Continue to build our brand awareness.

    - Continue to target strategic markets.

    - Maintain backbone provider neutrality.

                              RECENT DEVELOPMENTS

    EQUANT RELATIONSHIP. In December 1999, we entered into an agreement with Equant to assist us in our international expansion. Equant will help support the international deployment of our P-NAP facilities in exchange for the right to provide our high performance connectivity services for customers connected to its network.

    PREFERRED CO-LOCATION PROGRAM. In January 2000, we entered into agreements with leading co-location providers to offer our customers a high quality co-location solution. Under this program we will provide our customers with the ability to co-locate their equipment at various data centers throughout the country while still maintaining access to our high performance connectivity services.

    AVENTAIL RELATIONSHIP. In February 2000, we invested $6.0 million in Aventail Corporation. We also entered into a joint marketing agreement with Aventail that grants us certain limited exclusive rights to sell Aventail's managed extranet service and grants Aventail rights to sell our services.

                                  THE OFFERING

Common stock offered by:
    InterNAP....................................  3,000,000 shares
    Selling shareholders........................  4,500,000 shares
      Total.....................................  7,500,000 shares

Common stock to be outstanding after the
  offering......................................  135,981,682 shares

Use of proceeds.................................  For working capital and general corporate purposes.
                                                  See "Use of Proceeds."

Nasdaq National Market symbol...................  INAP

    The foregoing information is based on the number of shares of common stock outstanding as of February 29, 2000. This information does not include, as of February 29, 1999:

    - 16,160,981 shares subject to options with a weighted average exercise price of $9.65 per share;

    - 8,185,391 shares that could be issued under our stock plans; and

    - 1,688,912 shares subject to outstanding warrants with a weighted average exercise price of $5.79 per share.

                             SUMMARY FINANCIAL DATA

                                                        PERIOD FROM
                                                         INCEPTION
                                                       (MAY 1, 1996)
                                                             TO            YEAR ENDED DECEMBER 31,
                                                        DECEMBER 31,    ------------------------------
                                                            1996          1997       1998       1999
                                                       --------------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.............................................      $  44        $ 1,045    $ 1,957    $ 12,520
Total operating costs and expenses...................        961          2,455      8,907      64,751
Loss from operations.................................       (917)        (1,410)    (6,950)    (52,231)
Net loss.............................................       (959)        (1,609)    (6,973)    (49,917)
Basic and diluted net loss per share.................      $(.14)       $  (.24)   $ (1.04)   $  (1.31)
Pro forma basic and diluted net loss per share.......                              $  (.15)   $   (.46)
Weighted average shares used in computing pro forma
  basic and diluted net loss per share...............                               45,466     108,391


                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short term investments...........   $205,352      $336,037
Total assets................................................    245,546       376,231
Notes payable and capital lease obligations, less current
  portion...................................................     14,378        14,378
Total shareholders' equity..................................    210,500       341,185



    The as adjusted column reflects our sale of 3,000,000 shares of common stock at an assumed public offering price of $46.00 per share and the application of the estimated net proceeds of $130.7 million. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY THINK ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

    WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NOT ACHIEVE OR SUSTAIN ANNUAL PROFITABILITY

    We have incurred net losses in each quarterly and annual period since we began operations. We incurred net losses of $1.6 million, $7.0 million and $49.9 million for the years ended December 31, 1997, 1998 and 1999, respectively. As of December 31, 1999, our accumulated deficit was $59.5 million. As a result of our expansion plans, we expect to incur net losses and negative cash flows from operations on a quarterly and annual basis for at least the next 24 months, and we may never become profitable.

    OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR PROSPECTS

    The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. We have only been in existence since 1996, and our services are only offered in limited regions. You should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by relatively new companies, particularly companies in the rapidly evolving Internet infrastructure and connectivity markets.

    NEGATIVE MOVEMENTS IN OUR QUARTERLY OPERATING RESULTS MAY DISAPPOINT ANALYSTS' EXPECTATIONS, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR STOCK PRICE

    Should our results of operations from quarter to quarter fail to meet the expectations of public market analysts and investors, our stock price could suffer. Any significant unanticipated shortfall of revenues or increase in expenses could negatively impact our expected quarterly results of operations should we be unable to make timely adjustments to compensate for them. Furthermore, a failure on our part to estimate accurately the timing or magnitude of particular anticipated revenues or expenses could also negatively impact our quarterly results of operations.

    Because our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future, you should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or stock price. For example, increases in our quarterly revenues for the quarters ended March 31, 1998, through December 31, 1999 have varied between 13% and 74%, and total operating costs and expenses, as a percentage of revenues, have fluctuated between 310% and 609%. Fluctuations in our quarterly operating results depend on a number of factors. Some of these factors are industry risks over which we have no control, including the introduction of new services by our competitors, fluctuations in the demand and sales cycle for our services, fluctuations in the market for qualified sales and other personnel, changes in the prices for Internet connectivity we pay backbone providers and our ability to obtain local loop connections to our P-NAP facilities at favorable prices.

    Other factors that may cause fluctuations in our quarterly operating results arise from strategic decisions we have made or will make with respect to the timing and magnitude of capital expenditures such as those associated with the deployment of additional P-NAP facilities and the terms of our Internet connectivity purchases. For example, our practice is to purchase Internet connectivity from backbone providers at new P-NAP facilities before customers are secured. We also have agreed to purchase Internet connectivity from some providers without regard to the amount we resell to our customers.

    IF WE ARE UNABLE TO MANAGE COMPLICATIONS THAT ARISE DURING DEPLOYMENT OF NEW P-NAP FACILITIES, WE MAY NOT SUCCEED IN OUR EXPANSION PLANS

    Any delay in the opening of new P-NAP facilities would significantly harm our plans to expand our business. In our effort to deploy new P-NAP facilities, we face various risks associated with significant construction projects, including identifying and locating P-NAP facility sites, construction delays, cost estimation errors or overruns, delays in connecting with local exchanges, equipment and material delays or shortages, the inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the deployment of a new P-NAP facility. The deployment of new P-NAP facilities, each of which takes approximately four to six months to complete, is a key element of our business strategy. In addition to our 13 existing locations, we are planning to continue to deploy P-NAP facilities across a wide range of geographic regions, including foreign countries. Although we do market research in a geographic area before deploying a P-NAP facility, we do not enter into service contracts with customers prior to building a new P-NAP facility.

    WE WILL INCUR ADDITIONAL EXPENSE ASSOCIATED WITH THE DEPLOYMENT OF NEW P-NAP FACILITIES AND WE MAY BE UNABLE TO EFFECTIVELY INTEGRATE NEW P-NAP FACILITIES INTO OUR EXISTING NETWORK, WHICH COULD DISRUPT OUR SERVICE

    New P-NAP facilities, if completed, will result in substantial new operating expenses, including expenses associated with hiring, training, retaining and managing new employees, provisioning capacity from backbone providers, purchasing new equipment, implementing new systems, leasing additional real estate and incurring additional depreciation expense. In addition, if we do not institute adequate financial and managerial controls, reporting systems, and procedures with which to operate multiple facilities in geographically dispersed locations, our operations will be significantly harmed.

    BECAUSE OUR REVENUES DEPEND HEAVILY ON A FEW SIGNIFICANT CUSTOMERS, A LOSS OF MORE THAN ONE OF THESE SIGNIFICANT CUSTOMERS COULD REDUCE OUR REVENUES

    We currently derive a substantial portion of our total revenues from a limited number of customers, and the revenues from these customers may not continue. For the quarter ended December 31, 1999, revenues from our five largest customers represented approximately 25% of our total revenues. Typically, the agreements with our customers are based on our standard terms and conditions of service and generally have terms ranging from one year to three years. Revenues from these customers or from other customers that have accounted for a significant portion of our revenues in past periods, individually or as a group, may not continue. If such revenues do continue, they may not reach or exceed historical levels in any future period. In addition, we may not succeed in diversifying our customer base in future periods. Accordingly, we may continue to derive a significant portion of our revenues from a relatively small number of customers. Further, we have had limited experience with the renewal of contracts by customers whose initial service contract terms have been completed and these customers may not renew their contracts with us.

    IF WE ARE UNABLE TO CONTINUE TO RECEIVE COST-EFFECTIVE SERVICE FROM OUR BACKBONE PROVIDERS, WE MAY NOT BE ABLE TO PROVIDE OUR INTERNET CONNECTIVITY SERVICES ON PROFITABLE TERMS AND THESE BACKBONE PROVIDERS MAY NOT CONTINUE TO PROVIDE SERVICE TO US

    In delivering our services, we rely on Internet backbones, which are built and operated by others. In order to be able to provide optimal routing to our customers through our P-NAP facilities, we must purchase connections from several Internet backbone providers. We cannot assure you that these Internet backbone providers will continue to provide service to us on a cost-effective basis, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand. Furthermore, it is very unlikely that we could replace our Internet backbone providers on comparable terms.

    Currently, in each of our fully operational P-NAP facilities, we have connections to some combination of the following 11 backbone providers: AT&T, Cable & Wireless USA, Inc., Global Crossing Telecommunications, Inc., GTE Internetworking, Inc., ICG Communications, Intermedia Communications Inc., PSINet, Inc., Qwest Communications International, Inc., Sprint Internet Services, UUNET, a MCI WorldCom Company, and Verio, Inc. We may be unable to maintain relationships with, or obtain necessary additional capacity from, these backbone providers. Furthermore, we may be unable to establish and maintain relationships with other backbone providers that may emerge or that are significant in geographic areas in which we locate our P-NAP facilities.

    COMPETITION FROM MORE ESTABLISHED COMPETITORS WHO HAVE GREATER REVENUES COULD DECREASE OUR MARKET SHARE

    The Internet connectivity services market is extremely competitive, and there are few substantial barriers to entry. We expect competition from existing competitors to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully in our market. Many of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have several advantages over us as we seek to develop a greater market presence.

    Our competitors currently include backbone providers that provide us connectivity services, including AT&T, Cable & Wireless USA, Global Crossing, GTE Internetworking, ICG Communications, Intermedia, PSINet, Qwest Communications International, Sprint, UUNET and Verio, regional Bell operating companies which offer Internet access, and global, national and regional Internet service providers.

    In addition, if we are successful in implementing our international expansion, we expect to encounter additional competition from international Internet service providers as well as international telecommunications companies.

    COMPETITION FROM NEW COMPETITORS COULD DECREASE OUR MARKET SHARE

    We also believe that new competitors will enter our market. Such new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of telecommunications companies and online service providers have announced plans to offer or expand, their network services. For example, GTE Internetworking, PSINet and Verio have expanded their Internet access products and services through acquisition. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed data services using alternative delivery methods including the cable television infrastructure, direct broadcast satellites, wireless cable and wireless local loop. In addition, Internet backbone providers may make technological developments, such as improved router technology, that will enhance the quality of their services.

    PRICING PRESSURE COULD DECREASE OUR MARKET SHARE

    Increased price competition or other competitive pressures could erode our market share. We currently charge, and expect to continue to charge, more for our Internet connectivity services than our competitors. For example, our current standard pricing is approximately 5% more than UUNET's current standard pricing and approximately 18% more than Sprint's current standard pricing. By bundling their services and reducing the overall cost of their solutions, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their Internet connectivity services or private network services, thereby significantly increasing the pressure on us to decrease our prices. We may not be able to offset the effects of any such price reductions even with an increase in the number of our customers, higher revenues from enhanced services, cost reductions or otherwise. In addition, we believe that the Internet connectivity industry is likely to encounter consolidation in the future. Consolidation could result in increased pressure on us to decrease our prices.

    A FAILURE IN OUR NETWORK OPERATIONS CENTER, P-NAP FACILITIES OR COMPUTER SYSTEMS WOULD CAUSE A SIGNIFICANT DISRUPTION IN THE PROVISION OF OUR INTERNET CONNECTIVITY SERVICES

    Although we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Our business depends on the efficient and uninterrupted operation of our network operations center, our P-NAP facilities and our computer and communications hardware systems and infrastructure. We currently have one network operations center located in Seattle, and we have 13 P-NAP facilities which are located in the Atlanta, Boston, Chicago, Dallas, Denver, Los Angeles, Miami, New York, Philadelphia, San Jose, Seattle and Washington, D.C. metropolitan areas. If we experience a problem at our network operations center, we may be unable to provide Internet connectivity services to our customers, provide customer service and support or monitor our network infrastructure and P-NAP facilities, any of which would seriously harm our business.

    BECAUSE WE HAVE NO EXPERIENCE OPERATING INTERNATIONALLY, OUR INTERNATIONAL EXPANSION MAY BE LIMITED

    Although we currently operate in 12 domestic metropolitan markets, a key component of our strategy is to expand into international markets. We have no experience operating internationally. We may not be able to adapt our services to international markets or market and sell these services to customers abroad. In addition to general risks associated with international business expansion, we face the following specific risks in our international business expansion plans:

    - difficulties in establishing and maintaining relationships with foreign backbone providers and local vendors, including co-location and local loop providers; and

    - difficulties in locating, building and deploying P-NAP facilities and a network operations center in foreign countries, including in the United Kingdom and the Netherlands where we plan to deploy facilities in 2000, and managing P-NAP facilities and network operations centers across disparate geographic areas.

    We may be unsuccessful in our efforts to address the risks associated with our currently proposed international operations, and our international sales growth may therefore be limited.

    OUR BRAND IS RELATIVELY NEW, AND FAILURE TO DEVELOP BRAND RECOGNITION COULD HURT OUR ABILITY TO COMPETE EFFECTIVELY

    To successfully execute our strategy, we must strengthen our brand awareness. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt. Many of our competitors have well-established brands associated with the provision of Internet connectivity services. To date, our market presence has been limited principally to the Atlanta, Boston, Chicago, Dallas, Denver, Los Angeles, Miami, New York, Philadelphia, San Jose, Seattle and Washington D.C. metropolitan areas. To date, we have attracted our existing customers primarily through a relatively small sales force and word of mouth. In order to build our brand awareness, we intend to significantly increase our marketing efforts, which may not be successful, and we must continue to provide high quality services. As part of our brand building efforts, we expect to increase our marketing budget substantially as well as our marketing activities, including advertising, tradeshows, direct response programs and new P-NAP facility launch events.

    WE ARE DEPENDENT UPON OUR KEY EMPLOYEES AND MAY BE UNABLE TO ATTRACT OR RETAIN SUFFICIENT NUMBERS OF QUALIFIED PERSONNEL

    Our future performance depends to a significant degree upon the continued contributions of our executive management team and key technical personnel. The loss of any member of our executive management team or a key technical employee, such as our Chief Executive Officer, Anthony Naughtin, our Chief Technology Officer, Christopher Wheeler, or our Chief Financial Officer, Paul McBride, could significantly harm us. Any of our officers or employees can terminate his or her relationship with us at any time. To the extent that we are able to expand our operations and deploy additional P-NAP facilities, our workforce will be required to grow. Accordingly, our future success depends on our ability to attract, hire, train and retain a substantial number of highly skilled management, technical, sales, marketing and customer support personnel. Competition for qualified employees is intense. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

    IF WE ARE NOT ABLE TO SUPPORT OUR RAPID GROWTH EFFECTIVELY, OUR EXPANSION PLANS MAY BE FRUSTRATED OR MAY FAIL

    Our inability to manage growth effectively would seriously harm our plans to expand our Internet connectivity services into new markets. Since the introduction of our Internet connectivity services, we have experienced a period of rapid growth and expansion, which has placed, and continues to place, a significant strain on all of our resources. For example, as of December 31, 1996 we had one operational P-NAP facility and nine employees compared to 12 operational P-NAP facilities and 299 full-time employees as of December 31, 1999. In addition, we had $44,000 in revenues for the period from May 1, 1996 to December 31, 1996 compared to $12.5 million in revenues for the year ended December 31, 1999. We expect our growth to continue to strain our management, operational and financial resources. For example, we may not be able to install adequate financial control systems in an efficient and timely manner, and our current or planned information systems, procedures and controls may be inadequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources. Our plans to rapidly deploy additional P-NAP facilities could place a significant strain on our management's time and resources.

    IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, WE MAY LOSE RIGHTS TO SOME OF OUR MOST VALUABLE ASSETS

    We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary technology. InterNAP and P-NAP are trademarks of InterNAP which are registered in the United States. The United States Patent and Trademark Office, or USPTO, issued a patent in September 1999 relating to an initial patent application we filed on September 3, 1997. The patent is enforceable for a duration of 20 years from the date of filing, or until September 3, 2017. We cannot assure you that this patent or any future issued patent will provide significant proprietary protection or commercial advantage to us or that the USPTO will allow any additional or future claims. We have a second application pending and may file additional applications in the future. Additional claims that were included by amendment in our initial application have now been included in our second patent application. Our patent and patent applications relate to our P-NAP facility technology. In addition, we have filed a corresponding international patent application under the Patent Cooperation Treaty.

    It is possible that any patents that have been or may be issued to us could still be successfully challenged by third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents. Further, current and future competitors may independently develop similar technologies, duplicate our services and products or design around any patents that may be issued to us. In addition, effective patent protection may not be available in every country in which we intend to do business.

    In addition to patent protection, we believe the protection of our copyrightable materials, trademarks and trade secrets is important to our future success. We rely on a combination of laws, such as copyright, trademark and trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. In particular, we generally enter into confidentiality agreements with our employees and nondisclosure agreements with our customers and corporations with whom we have strategic relationships. In addition, we generally register our important trademarks with the USPTO to preserve their value and establish proof of our ownership and use of these trademarks. Any trademarks that may be issued to us may not provide significant proprietary protection or commercial advantage to us. Despite any precautions that we have taken, intellectual property laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technology.

    WE MAY FACE LITIGATION AND LIABILITY DUE TO CLAIMS OF INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS

    The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims that our services infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our operating results. In addition, in our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringement of patents, trademarks or copyrights of third parties. If a claim against us were to be successful and we were not able to obtain a license to the relevant or a substitute technology on acceptable terms or redesign our products to avoid infringement, our ability to compete successfully in our competitive market would be impaired.

    BECAUSE WE DEPEND ON THIRD PARTY SUPPLIERS FOR KEY COMPONENTS OF OUR NETWORK INFRASTRUCTURE, FAILURES OF THESE SUPPLIERS TO DELIVER THEIR COMPONENTS AS AGREED COULD HINDER OUR ABILITY TO PROVIDE OUR SERVICES ON A COMPETITIVE AND TIMELY BASIS

    Any failure to obtain required products or services from third party suppliers on a timely basis and at an acceptable cost would affect our ability to provide our Internet connectivity services on a competitive and timely basis. We are dependent on other companies to supply various key components of our infrastructure, including the local loops between our P-NAP facilities and our Internet backbone providers and between our P-NAP facilities and our customers' networks. In addition, the routers and switches used in our network infrastructure are currently supplied by a limited number of vendors, including Cisco Systems, Inc. Additional sources of these products may not be available in the future on satisfactory terms, if at all. We purchase these products pursuant to purchase orders placed from time to time. We do not carry significant inventories of these products, and we have no guaranteed supply arrangements with our vendors. We have in the past experienced delays in receiving shipments of equipment purchased. To date, these delays have neither been material nor have adversely affected us, but these delays could affect our ability to deploy P-NAP facilities in the future on a timely basis. If Cisco Systems does not provide us with its routers, or if our limited source suppliers fail to provide products or services that comply with evolving Internet and telecommunications standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet our customer service commitments.

    WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE AND MAY NOT BE ABLE TO SECURE ADEQUATE FUNDS ON TERMS ACCEPTABLE TO US

    The expansion and development of our business will require significant capital, which we may be unable to obtain, to fund our capital expenditures and operations, including working capital needs. Our principal capital expenditures and lease payments include the purchase, lease and installation of network equipment such as routers, telecommunications equipment and other computer equipment. The timing and amount of our future capital requirements may vary significantly depending on numerous factors, including regulatory, technological, competitive and other developments in our industry. During the next 12 months, we expect to meet our cash requirements with existing cash, cash equivalents and short-term investments, the net proceeds from this offering and cash flow from sales of our services. However, our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand our customer base, the rate of deployment of additional P-NAP facilities and other factors. If our capital requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

    We may not be able to obtain future equity or debt financing on favorable terms, if at all. In addition, our credit agreement contains covenants restricting our ability to incur further indebtedness. Future borrowing instruments such as credit facilities and lease agreements are likely to contain similar or more restrictive covenants and will likely require us to pledge assets as security for borrowings thereunder. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business.

    WE MAY FIND IT DIFFICULT TO INTEGRATE POTENTIAL FUTURE ACQUISITIONS, WHICH COULD DISRUPT OUR BUSINESS, DILUTE SHAREHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS

    We may acquire businesses and/or technology in the future, which would complicate our management's tasks. We may need to integrate widely dispersed operations that have different and unfamiliar corporate cultures. These integration efforts may not succeed or may distract management's attention from existing business operations. Our failure to successfully manage future acquisitions could seriously harm our business. Also, our existing shareholders would be diluted if we financed the acquisitions by issuing equity securities.

RISKS RELATED TO OUR INDUSTRY

    BECAUSE THE DEMAND FOR OUR SERVICES DEPENDS ON CONTINUED GROWTH IN USE OF THE INTERNET, A SLOWING OF THIS GROWTH COULD HARM THE DEVELOPMENT OF THE DEMAND FOR OUR SERVICES

    Critical issues concerning the commercial use of the Internet remain unresolved and may hinder the growth of Internet use, especially in the business market we target. Despite growing interest in the varied commercial uses of the Internet, many businesses have been deterred from purchasing Internet connectivity services for a number of reasons, including inconsistent or unreliable quality of service, lack of availability of cost-effective, high-speed options, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors and a lack of tools to simplify Internet access and use. Capacity constraints caused by growth in the use of the Internet may, if left unresolved, impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Further, the adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing personnel and infrastructure obsolete. The failure of the market for business related Internet solutions to further develop could cause our revenues to grow more slowly than anticipated and reduce the demand for our services.

    BECAUSE THE INTERNET CONNECTIVITY MARKET IS NEW AND ITS VIABILITY IS UNCERTAIN, THERE IS A RISK THAT OUR SERVICES MAY NOT BE ACCEPTED

    We face the risk that the market for high performance Internet connectivity services might fail to develop, or develop more slowly than expected, or that our services may not achieve widespread market acceptance. This market has only recently begun to develop, is evolving rapidly and likely will be characterized by an increasing number of entrants. There is significant uncertainty as to whether this market ultimately will prove to be viable or, if it becomes viable, that it will grow. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. We typically charge more for our services than do our competitors, which may affect market acceptance of our services. Finally, if the Internet becomes subject to a form of central management, or if the Internet backbone providers establish an economic settlement arrangement regarding the exchange of traffic between backbones, the problems of congestion, latency and data loss addressed by our Internet connectivity services could be largely resolved and our core business rendered obsolete.

    IF WE ARE UNABLE TO RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE, WE MAY LOSE OR FAIL TO ESTABLISH A COMPETITIVE ADVANTAGE IN OUR MARKET

    The Internet connectivity industry is characterized by rapidly changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. We may be unable to successfully use or develop new technologies, adapt our network infrastructure to changing customer requirements and industry standards, introduce new services or enhance our existing services on a timely basis. Furthermore, new technologies or enhancements that we use or develop may not gain market acceptance. Our pursuit of necessary technological advances may require substantial time and expense, and we may be unable to successfully adapt our network and services to alternate access devices and technologies.

    If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other industry participants. Although we intend to support emerging standards in the market for Internet connectivity, we cannot assure you that we will be able to conform to new standards in a timely fashion, if at all, or maintain a competitive position in the market.

    NEW TECHNOLOGIES COULD DISPLACE OUR SERVICES OR RENDER THEM OBSOLETE

    New technologies and industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete and unmarketable. For example, our services rely on the continued widespread commercial use of the set of protocols, services and applications for linking computers known as Transmission Control Protocol/Internetwork Protocol, or TCP/IP. Alternative sets of protocols, services and applications for linking computers could emerge and become widely adopted. A resulting reduction in the use of TCP/IP could render our services obsolete and unmarketable. Our failure to anticipate the prevailing standard or the failure of a common standard to emerge could hurt our business. Further, we anticipate the introduction of other new technologies, such as telephone and facsimile capabilities, private networks, multimedia document distribution and transmission of audio and video feeds, requiring broadband access to the Internet, but we cannot assure you that such technologies will create opportunities for us.

    SERVICE INTERRUPTIONS CAUSED BY SYSTEM FAILURES COULD HARM CUSTOMER RELATIONS, EXPOSE US TO LIABILITY AND INCREASE OUR CAPITAL COSTS

    Interruptions in service to our customers could harm our customer relations, expose us to potential lawsuits and require us to spend more money adding redundant facilities. Our operations depend upon our ability to protect our customers' data and equipment, our equipment and our network infrastructure, including our connections to our backbone providers, against damage from human error or "acts of God." Even if we take precautions, the occurrence of a natural disaster or other unanticipated problem could result in interruptions in the services we provide to our customers.

    CAPACITY CONSTRAINTS COULD CAUSE SERVICE INTERRUPTIONS AND HARM CUSTOMER RELATIONS

    Failure of the backbone providers and other Internet infrastructure companies to continue to grow in an orderly manner could result in capacity constraints leading to service interruptions to our customers. Although the national telecommunications networks and Internet infrastructures have historically developed in an orderly manner, there is no guarantee that this orderly growth will continue as more services, users and equipment connect to the networks. Failure by our telecommunications and Internet service providers to provide us with the data communications capacity we require could cause service interruptions.

    OUR NETWORK AND SOFTWARE ARE VULNERABLE TO SECURITY BREACHES AND SIMILAR THREATS WHICH COULD RESULT IN OUR LIABILITY FOR DAMAGES AND HARM OUR REPUTATION

    Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins, network attacks and similar disruptive problems. This could result in our liability for damages, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers.

    Although we intend to continue to implement industry-standard security measures, in the past some of these industry-standard measures have occasionally been circumvented by third parties, although not in our system. Therefore, we cannot assure you that the measures we implement will not be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions, delays or cessation of service to our customers, which could hurt our business.

    SHOULD THE GOVERNMENT MODIFY OR INCREASE ITS REGULATION OF THE INTERNET, THE PROVISION OF OUR SERVICES COULD BECOME MORE COSTLY

    There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, international, federal, state and local governments may adopt laws and regulations, which affect the Internet. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements or otherwise increase the cost of doing business on the Internet or in some other manner have a significantly harmful effect on us or our customers. The government may also seek to regulate some segments of our activities as it has with basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

RISKS RELATED TO OUR OFFERING

    OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

    The market price of our common stock has been highly volatile and has fluctuated significantly in the past. We believe that it may continue to fluctuate significantly in the future in response to the following factors, some of which are beyond our control:

    - Variations in quarterly operating results;

    - Changes in financial estimates by securities analysts;

    - Changes in market valuations of Internet and telecommunications related companies;

    - Announcements by us of significant new customers, acquisitions, strategic partnerships, joint ventures or capital commitments;

    - Delays in our P-NAP facility deployment schedule;

    - Loss of a major client or failure to add new customers;

    - Additions or departures of key personnel;

    - Sales of equity securities in the future; and

    - Fluctuations in stock market price and volume, which are particularly common among highly volatile securities of Internet and telecommunications related companies.

    SIGNIFICANT SHAREHOLDERS AND CURRENT MANAGEMENT WILL BENEFICIALLY OWN APPROXIMATELY 51.4% OF OUR COMMON STOCK AFTER THIS OFFERING, AND THEIR BENEFICIAL OWNERSHIP MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL


    Based on common stock beneficial ownership information available as of February 29, 2000, adjusted to reflect this offering, Morgan Stanley Venture Partners III, L.P. and certain affiliated funds, collectively, Morgan Stanley Dean Witter Venture Partners, H&Q InterNAP Investors, L.P. and TI Ventures, LP, collectively, H&Q/TI Investors, Oak Investment Partners VIII, L.P. and Oak VIII Affiliates Fund L.P., collectively, Oak, Vulcan Ventures Incorporated and Robert
J. Lunday, Jr. could have been deemed to have beneficially owned approximately 12.9%, 9.9%, 8.5%, 6.6% and 7.9%, respectively, of our outstanding common stock. The Morgan Stanley Dean Witter Venture Partners have entered into a letter agreement with us that restricts their voting of shares they hold in excess of 9.9% of our outstanding common stock. For additional information regarding significant shareholders, see "Principal and Selling Shareholders" and "Underwriters." In addition, our executive officers and directors could have been deemed to have beneficially owned in the aggregate approximately 44.9% of our outstanding common stock, including shares of our common stock that could have been deemed to have been owned by some of our officers and directors as a result of their relationships with these entities.



    Accordingly, although there is no agreement to do so, the Morgan Stanley Dean Witter Venture Partners, H&Q/TI Investors, Oak, Vulcan Ventures Incorporated and Robert J. Lunday, Jr., our executive officers, certain other officers and our directors, if acting together, could exert considerable influence over any shareholder vote, including any vote on the election or removal of directors and any merger, consolidation or sale of all or substantially all of our assets. Consequently, your ability to influence the outcome of matters requiring shareholder approval may be limited. Each of the Morgan Stanley Dean

Witter Venture Partners, H&Q/TI Investors, Oak and Vulcan Ventures Incorporated has one representative on our board of directors. In addition, Robert J. Lunday, Jr. is one of our directors.


    FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING SHAREHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL

    If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. After completion of this offering, we will have 135,981,682 shares of common stock outstanding, assuming no exercise of outstanding options or warrants after February 29, 2000. Our officers, directors and selling shareholders have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this prospectus. Morgan Stanley & Co. Incorporated, however, may in its own discretion, at any time and in most cases without notice, release all or any portion of the shares subject to lock-up agreements. For further information regarding sales of stock subsequent to this offering, see "Shares Eligible for Future Sale" and "Underwriters."

    OUR MANAGEMENT HAS BROAD DISCRETION IN THE APPLICATION OF PROCEEDS, WHICH MAY INCREASE THE RISK THAT THE PROCEEDS WILL NOT BE APPLIED EFFECTIVELY

    The net proceeds of this offering are not allocated for specific purposes. Our management will have broad discretion in determining how to spend the proceeds of this offering and may spend proceeds in a manner that our shareholders may not deem desirable.

    WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT MAY DISCOURAGE TAKE-OVER ATTEMPTS AND DEPRESS THE MARKET PRICE OF OUR STOCK

    Provisions of our amended and restated articles of incorporation and by-laws, as well as provisions of Washington law, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. See "Description of Capital Stock" for a discussion of such anti-takeover provisions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on our current expectations about our company and our industry. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS


    We estimate that our net proceeds from the sale of the 3,000,000 shares of common stock we are offering will be approximately $130.7 million at an assumed public offering price of $46.00 per share after deducting underwriting discounts and commissions and estimated offering expenses of $760,000 payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that such net proceeds to us will be approximately $150.4 million. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders or from the underwriters' exercise of the over-allotment option to purchase additional shares from the selling shareholders.


    We expect to use our net proceeds for capital expenditures associated with the expansion of our network, working capital, and for general corporate purposes. The amounts we actually expend for this expansion and other purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any acquisitions, and we are not currently engaged in any negotiations with respect to any such transaction. Pending these uses, the net proceeds of this offering will be invested in short term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan and security agreement with a commercial bank prohibits the payment of dividends.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol INAP. Public trading of the common stock commenced on September 29, 1999. Prior to that time, there was no public market for our common stock. The table below sets forth the high and low sale price for our common stock for the periods indicated as adjusted for our 100% share dividend paid on January 7, 2000 to shareholders of record on December 27, 1999:


                                                            HIGH       LOW
                                                          --------   --------
YEAR ENDED DECEMBER 31, 1999:
Fourth Quarter (from September 29, 1999)................  $ 92.97     $10.00

YEAR ENDED DECEMBER 31, 2000:
First Quarter (through April 5, 2000)...................  $111.00     $32.00



    The last reported sale price of our common stock on the Nasdaq National Market on April 5, 2000 was $46.00 per share.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of December 31, 1999 on an actual basis and on an as adjusted basis to give effect to our sale of 3,000,000 shares of our common stock offered in this offering at an assumed public offering price of $46.00 per share and the application of the estimated net proceeds of $130.7 million.


    This information should be read in conjunction with our audited financial statements included elsewhere in this prospectus.


                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Notes payable and capital lease obligations, less current
  portion...................................................   $ 14,378      $ 14,378
                                                               --------      --------
Shareholders' equity:
  Convertible preferred stock: 10,000,000 shares authorized, no shares issued and outstanding, actual and as
    adjusted................................................         --            --
  Common stock: $.001 par value per share, 500,000,000
    shares authorized, 132,089,172 issued and outstanding,
    actual; 135,089,172 shares issued and outstanding, as
    adjusted................................................        132           135
  Additional paid-in capital................................    287,054       417,736
  Deferred stock compensation...............................    (17,228)      (17,228)
  Accumulated deficit.......................................    (59,458)      (59,458)
                                                               --------      --------
    Total shareholders' equity..............................    210,500       341,185
                                                               --------      --------
      Total capitalization..................................   $224,878      $355,563
                                                               ========      ========


This capitalization table excludes the following shares as of December 31, 1999:

    - 15,480,942 shares subject to options with a weighted average exercise price of $4.10 per share;

    - 9,524,058 shares that could be issued under our stock plans; and

    - 1,923,814 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.12 per share. See "Description of Capital Stock" and "Management - Incentive Stock Plans."

                                    DILUTION


    Our net tangible book value as of December 31, 1999 was approximately $210.3 million, or approximately $1.59 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 132,089,172 shares of common stock outstanding as of December 31, 1999. After giving effect to the receipt of the net proceeds from our sale of 3,000,000 shares of common stock at an assumed public offering price of $46.00 per share, our net tangible book value as of December 31, 1999 would have been approximately $341.0 million, or $2.52 per share. This represents an immediate increase in net tangible book value of $.93 per share to existing shareholders and an immediate dilution of $43.48 per share to new investors. The following table illustrates this per share dilution:



Assumed public offering price per share.....................             $46.00
  Net tangible book value per share as of December 31,
    1999....................................................   $1.59
  Increase in net tangible book value per share attributable
    to new investors........................................     .93
                                                               -----
Net tangible book value per share after this offering.......               2.52
                                                                         -------
Dilution per share to new investors.........................             $43.48
                                                                         =======


    The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding after December 31, 1999. As of December 31, 1999, there were options outstanding to purchase a total of 15,480,942 shares with a weighted average exercise price of $4.10 per share and warrants outstanding to purchase a total of 1,923,814 shares with a weighted average exercise price of $5.12 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    The following selected financial data are qualified by reference to, and should be read in conjunction with, our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data presented below for the years ended December 31, 1997, 1998 and 1999, and the selected balance sheet data at December 31, 1998 and 1999 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this prospectus. The statement of operations data presented below for the period from inception (May 1, 1996) to December 31, 1996, and the selected balance sheet data at December 31, 1996 and 1997 are derived from our financial statements that have also been audited by PricewaterhouseCoopers LLP and that are not included in this prospectus.

                                                              PERIOD FROM INCEPTION
                                                                  (MAY 1, 1996)          YEAR ENDED DECEMBER 31,
                                                                 TO DECEMBER 31,      ------------------------------
                                                                      1996              1997       1998       1999
                                                              ---------------------   --------   --------   --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................         $   44           $ 1,045    $ 1,957    $ 12,520
                                                                     ------           -------    -------    --------
Costs and expenses:
  Cost of network and customer support......................            321             1,092      3,216      27,412
  Product development.......................................            184               389        754       3,919
  Sales and marketing.......................................             78               261      2,822      17,523
  General and administrative................................            378               713      1,910       8,328
  Amortization of deferred stock compensation...............             --                --        205       7,569
                                                                     ------           -------    -------    --------
      Total operating costs and expenses....................            961             2,455      8,907      64,751
                                                                     ------           -------    -------    --------
Loss from operations........................................           (917)           (1,410)    (6,950)    (52,231)
Other income (expense):
  Interest income...........................................              6                36        169       3,388
  Interest and financing expense............................            (48)             (235)       (90)     (1,074)
  Loss on disposal of assets................................             --                --       (102)         --
                                                                     ------           -------    -------    --------
Net loss....................................................         $ (959)          $(1,609)   $(6,973)   $(49,917)
                                                                     ======           =======    =======    ========
Basic and diluted net loss per share (1)....................         $ (.14)          $  (.24)   $ (1.04)   $  (1.31)
                                                                     ======           =======    =======    ========
Weighted average shares used to compute basic and diluted
  net loss per share (1)....................................          6,666             6,666      6,673      37,994
                                                                     ======           =======    =======    ========
Pro forma basic and diluted net loss per share (2)..........                                     $  (.15)   $   (.46)
                                                                                                 =======    ========
Weighted average shares used in computing pro forma basic
  and diluted net loss per share (2)........................                                      45,466     108,391
                                                                                                 =======    ========

                                                                         AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                1996       1997       1998       1999
                                                              --------   --------   --------   --------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........   $  145     $4,770     $  275    $205,352
Total assets................................................    1,099      5,987      7,487     245,546
Notes payable and capital lease obligations, less current
  portion...................................................      421        240      2,342      14,378
Total shareholders' equity (deficit)........................       43      4,829       (436)    210,500

------------------------------

(1) See note 1 of notes to financial statements for a description of the computation of basic and diluted net loss per share and the number of shares used to compute basic and diluted net loss per share.

(2) Pro forma per share calculations reflect the conversion of preferred stock into shares of common stock that occurred upon the closing of the Company's initial public offering as if the conversion occurred as of the date of original issuance of the preferred stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS TOGETHER WITH OUR FINANCIAL STATEMENTS, INCLUDING THE NOTES, APPEARING ELSEWHERE IN THIS PROSPECTUS. SOME INFORMATION CONTAINED IN THE DISCUSSION AND ANALYSIS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION WITH RESPECT TO OUR PLANS AND STRATEGY FOR OUR BUSINESS AND RELATED FINANCING, INCLUDES FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. SEE "RISK FACTORS" FOR A DISCUSSION OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DESCRIBED IN OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS.

OVERVIEW

    We are a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our P-NAP facilities have their data optimally routed to and from destinations on the Internet in a manner that minimizes the use of congested public network access points and private peering points. This optimal routing of data traffic over the multiplicity of networks that comprise the Internet enables higher transmission speeds, lower instances of data loss and greater quality of service.

    After we decide to open a new P-NAP facility, we enter into a deployment phase which typically lasts four to six months, during which time we execute the required steps to make the P-NAP facility commercially ready for service. Among other things, this usually entails obtaining co-location space to locate our equipment, entering into agreements with backbone providers, obtaining local loop connections from local telecommunications providers, building P-NAP facilities and initiating pre-sales and marketing activities. Consequently, we usually incur a significant amount of upfront costs related to making a P-NAP facility commercially ready for service prior to generating revenues. Therefore, our results of operations will be negatively affected during times of P-NAP facility deployment.

    As of December 31, 1999, we had a total of 12 P-NAP facilities deployed in the Atlanta, Boston, Chicago, Dallas, Los Angeles, Miami, New York, Philadelphia, San Jose, Seattle and Washington D.C. metropolitan areas, and expect to have a total of 24 P-NAP facilities operational by the end of 2000.

    Our customers are primarily businesses that desire high performance Internet connectivity services in order to run mission-critical Internet-based applications. Due to our high quality of service we generally price our services at a premium to providers of conventional Internet connectivity services. We expect to remain a premium provider of high quality Internet connectivity services and anticipate continuing our pricing policy in the future. We believe customers will continue to demand the highest quality of service as their Internet connectivity needs grow and become even more complex and, as such, will continue to pay a premium for high quality of service.

    Our revenues are generated primarily from the sale of Internet connectivity services and, to a lesser extent, other ancillary services primarily provided from our Seattle data center, such as co-location, web hosting and server management services and installation services at fixed rate or usage based pricing to our customers that desire a DS-3 or faster connection. We offer T-1 connections only at a fixed rate. We recognize our revenues when we have provided the related services.

    Network and customer support costs are primarily comprised of the costs for connecting to and accessing Internet backbone providers, as well as the costs related to deploying, operating, installing and maintaining P-NAP facilities and our network operations center. To the extent a P-NAP facility is located a distance from the respective Internet backbone providers, we may incur additional local loop charges on a recurring basis. Additionally, rental fees and depreciation costs related to our P-NAP facilities are included in cost of network and customer support.

    Product development costs consist principally of compensation and other personnel costs, consultant fees and prototype costs related to the design, development and testing of our proprietary technology, enhancement of our network management software and development of our internal systems. Our product development costs are generally expensed as incurred.

    Sales and marketing costs consist of compensation, commissions and other costs for personnel engaged in marketing, sales and field service support functions, as well as advertising, tradeshows, direct response programs, new P-NAP facility launch events, management of our web site and other promotional costs.

    General and administrative costs consist primarily of compensation and other expenses for executive, finance, human resources and administrative personnel, professional fees and other general corporate costs.

    During the years ended December 31, 1998 and December 31, 1999, in connection with the grant of certain stock options to employees, we recorded deferred stock compensation totaling $25.0 million, representing the difference between the deemed fair value of our common stock on the date such options were granted and the exercise price. Such amount is included as a reduction of shareholders' equity and is being amortized over the vesting period of the individual options, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. We recorded amortization of deferred stock compensation in the amount of $205,000 for the year ended December 31, 1998 and $7.6 million for the year ended December 31, 1999. At December 31, 1999, we had a total of $17.2 million remaining to be amortized over the corresponding vesting periods of the stock options.

    The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. We have only been in existence since 1996, and our services are only offered in limited regions. We have incurred net losses in each quarterly and annual period since our inception, and as of December 31, 1999, our accumulated deficit was $59.5 million.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth our statement of operations data for the eight quarters ended December 31, 1999, as well as the percentage of total revenues represented by each item. This information has been derived from our unaudited financial statements. In the opinion of our management, the unaudited financial statements have been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information. The quarterly data should be read in conjunction with our audited financial statements and the notes thereto appearing elsewhere in this prospectus. The results of operations for any one quarter are not necessarily indicative of the results of operations for any future period.

                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,
                                            1998       1998       1998        1998       1999       1999       1999        1999
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues................................   $ 314      $  417     $   472    $   754    $ 1,244    $  2,166   $  3,613    $  5,497
                                           -----      ------     -------    -------    -------    --------   --------    --------
Costs and expenses:
  Costs of network and customer
    support.............................     440         554         797      1,425      2,346       5,560      8,428      11,078
  Product development...................     160         158         187        249        565         830      1,053       1,471
  Sales and marketing...................     128         224         715      1,755      2,236       3,633      4,691       6,963
  General and administrative............     235         359         487        829      1,172       1,733      2,216       3,207
  Amortization of deferred stock
    compensation........................      10           9         110         76        349       1,438      2,505       3,277
                                           -----      ------     -------    -------    -------    --------   --------    --------
      Total operating costs and and
        expenses........................     973       1,304       2,296      4,334      6,668      13,194     18,893      25,996
                                           -----      ------     -------    -------    -------    --------   --------    --------
Loss from operations....................    (659)       (887)     (1,824)    (3,580)    (5,424)    (11,028)   (15,280)    (20,499)
Other income (expenses):
  Interest income.......................      65          56          38         10        206         244         93       2,845
  Interest and financing expense........     (12)        (24)        (27)       (27)       (57)        (90)      (640)       (287)
  Loss on disposal of assets............      --          --          --       (102)        --          --         --          --
                                           -----      ------     -------    -------    -------    --------   --------    --------
Net loss................................   $(606)     $ (855)    $(1,813)   $(3,699)   $(5,275)   $(10,874)  $(15,827)   $(17,941)
                                           =====      ======     =======    =======    =======    ========   ========    ========
Basic and diluted net loss per share....   $(.09)     $ (.13)    $  (.27)   $  (.55)   $  (.79)   $  (1.59)  $  (1.92)   $   (.14)
                                           =====      ======     =======    =======    =======    ========   ========    ========
Weighted average shares used in
  computing basic and diluted net loss
  per share.............................   6,671       6,673       6,673      6,673      6,674       6,839      8,246     129,314
                                           =====      ======     =======    =======    =======    ========   ========    ========
AS A PERCENTAGE OF REVENUES:
Revenues................................     100%        100%        100%       100%       100%        100%       100%        100%
                                           -----      ------     -------    -------    -------    --------   --------    --------
Costs and expenses:
  Costs of network and customer
    support.............................     140         133         170        189        189         257        233         202
  Product development...................      51          38          40         33         45          38         29          27
  Sales and marketing...................      41          54         151        233        180         168        130         127
  General and administrative............      75          86         103        110         94          80         61          58
  Amortization of deferred stock
    compensation........................       3           2          23         10         28          66         69          60
                                           -----      ------     -------    -------    -------    --------   --------    --------
      Total operating costs and
        expenses........................     310         313         487        575        536         609        522         474
                                           -----      ------     -------    -------    -------    --------   --------    --------
Loss from operations....................    (210)       (213)       (387)      (475)      (436)       (509)      (422)       (374)
Other income (expenses):
  Interest income.......................      21          14           8          1         17          11          3          52
  Interest and financing expenses.......      (4)         (6)         (5)        (4)        (5)         (4)       (18)         (5)
  Loss on disposal of assets............      --          --          --        (13)        --          --         --          --
                                           -----      ------     -------    -------    -------    --------   --------    --------
Net loss................................    (193)%      (205)%      (384)%     (491)%     (424)%      (502)%     (437)%      (327)%
                                           =====      ======     =======    =======    =======    ========   ========    ========

    Our quarterly operating results have fluctuated significantly. We expect that future operating results will be subject to similar fluctuations for a variety of factors, which are difficult or impossible to predict. See "Risk Factors - Negative Movements in Our Quarterly Operating Results May Disappoint Analysts' Expectations, Which Could Have a Negative Impact on Our Stock Price."

RESULTS OF OPERATIONS

    The following table sets forth, as a percentage of total revenues, selected statement of operations data for the periods indicated:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                              ----------------------------------
                                                                1997         1998         1999
                                                              --------     --------     --------
Revenues....................................................     100%         100%         100%
                                                                ----         ----         ----
Costs and expenses:
  Cost of network and customer support......................     105          164          219
  Product development.......................................      37           39           31
  Sales and marketing.......................................      25          144          140
  General and administrative................................      68           98           67
  Amortization of deferred stock compensation...............      --           10           60
                                                                ----         ----         ----
    Total operating costs and expenses......................     235          455          517
                                                                ----         ----         ----
Loss from operations........................................    (135)        (355)        (417)
Other income (expense):
  Interest income...........................................       3            9           27
  Interest and financing expense............................     (22)          (5)          (9)
  Loss on disposal of assets................................      --           (5)          --
                                                                ----         ----         ----
Net loss....................................................    (154)%       (356)%       (399)%
                                                                ====         ====         ====

    YEARS ENDED DECEMBER 31, 1998 AND 1999

    REVENUES. Revenues increased 525% from $2.0 million for the year ended December 31, 1998, to $12.5 million for the year ended December 31, 1999. This increase of $10.5 million was primarily due to increased Internet connectivity revenues. The increase in Internet connectivity revenues was attributable to the increased sales at our existing P-NAP facilities and the opening of nine additional P-NAP facilities during 1999, resulting in a total of 12 operational P-NAP facilities at December 31, 1999, as compared to three P-NAP facilities at December 31, 1998.

    COSTS OF NETWORK AND CUSTOMER SUPPORT. Costs of network and customer support increased 756% from $3.2 million for the year ended December 31, 1998, to $27.4 million for the year ended December 31, 1999. This increase of $24.2 million was primarily due to increased connectivity costs related to added connections to Internet backbone providers at each P-NAP facility, comprising 48% of the increase, and to a lesser extent, additional compensation costs, related to the addition of 69 personnel, comprising 14% of the increase, and depreciation expense related to the equipment at newly deployed P-NAP facilities, comprising 13% of the increase. Network and customer support costs as a percentage of total revenues are generally greater than 100% for newly deployed P-NAP facilities because we purchase Internet connectivity capacity from the backbone providers in advance of securing new customers. We expect these costs to increase in absolute dollars as we deploy additional P-NAP facilities.

    PRODUCT DEVELOPMENT. Product development costs increased 411% from $754,000 for the year ended December 31, 1998, to $3.9 million for the year ended December 31, 1999. This increase of $3.1 million was primarily due to compensation costs related to the addition of 53 personnel, comprising 52% of the increase, and outside consulting fees, comprising 25% of the increase. We expect product development costs to increase in absolute dollars for the foreseeable future.

    SALES AND MARKETING. Sales and marketing costs increased 525% from $2.8 million for the year ended December 31, 1998, to $17.5 million for the year ended December 31, 1999. This increase of $14.7 million was primarily due to compensation costs related to the addition of 71 personnel, comprising 66% of the increase, marketing and advertising costs, comprising 11% of the increase, and to a lesser extent, facility costs related to the addition of sales offices.

    GENERAL AND ADMINISTRATIVE. General and administrative costs increased 337% from $1.9 million for the year ended December 31, 1998, to $8.3 million for the year ended December 31, 1999. This increase of $6.4 million was primarily due to compensation costs related to the addition of 44 personnel, comprising 46% of the increase, increased depreciation and amortization costs due to the addition of corporate office space during the third quarter of 1999, comprising 9% of the increase, and professional services costs, comprising 12% of the increase. We expect general and administrative costs to increase in absolute dollars as we deploy additional P-NAP facilities.

    OTHER INCOME (EXPENSE). Other income (expense) consists of interest income, interest and financing expense and other non-operating expenses. Other income, net, increased from an expense of $23,000 for the year ended December 31, 1998, to other income, net of $2.3 million for the year ended December 31, 1999. This increase was primarily due to interest income earned on the proceeds from our private equity financings and initial public offering.

    YEARS ENDED DECEMBER 31, 1997 AND 1998

    REVENUES. Revenues increased 100% from $1.0 million in 1997 to $2.0 million in 1998. This increase was primarily due to increased Internet connectivity revenues, comprising 76% of the increase, other ancillary service revenues, comprising 12% of the increase, and to a lesser extent, customer installation fees, comprising 12% of the increase. The increase in Internet connectivity revenues was attributable to the deployment of two additional P-NAP facilities resulting in a total of three operational P-NAP facilities at December 31, 1998.

    COSTS OF NETWORK AND CUSTOMER SUPPORT. Costs of network and customer support increased 191% from $1.1 million in 1997 to $3.2 million in 1998. This increase was primarily due to increased connectivity costs related to added connections to Internet backbone providers at each P-NAP facility, comprising 40% of the increase, and depreciation expense related to the equipment at newly deployed P-NAP facilities, comprising 17% of the increase. In addition, the increase in costs of network and customer support from 1997 to 1998 also included compensation costs, comprising 22% of the increase, related to six additional personnel at our network operations center, seven additional personnel in our customer installation department and seven additional personnel in our P-NAP facility deployment department.

    PRODUCT DEVELOPMENT. Product development costs increased 94% from $389,000 in 1997 to $754,000 in 1998. This increase was primarily due to increased compensation costs, comprising 67% of the increase, and increased travel costs related to developing systems at new P-NAP facilities, comprising 20% of the increase. The increased compensation costs were related to the addition of product development personnel during 1998.

    SALES AND MARKETING. Sales and marketing costs increased 973% from $261,000 in 1997 to $2.8 million in 1998. The increase was primarily due to increased compensation costs, comprising 74% of the increase, and increased travel and entertainment costs, comprising 10% of the increase. The increased compensation costs were related to the addition of 40 personnel during 1998.

    GENERAL AND ADMINISTRATIVE. General and administrative costs increased 166% from $713,000 in 1997 to $1.9 million in 1998. The increase was primarily due to compensation costs, comprising 11% of the increase, depreciation and amortization comprising 6% of the increase, facility costs, comprising 38% of the increase, outside consulting fees, comprising 13% of the increase, travel costs related to the deployment of new P-NAP facilities, comprising 13% of the increase, and bad debt expense in 1998 and the subsequent bankruptcy of a significant customer, comprising 9% of the increase. The increased compensation costs were related to the addition of 13 personnel during the second half of 1998.

    OTHER INCOME (EXPENSE). Other expense, net, decreased from $199,000 in 1997 to $23,000 in 1998. Other expense, net, decreased by $176,000, or 88%, in 1998 primarily due to increased interest income earned on the proceeds from our private equity financings, offset by a loss on disposal of assets of $102,000.

PROVISION FOR INCOME TAXES

    We incurred operating losses from inception through December 31, 1999, and therefore have not recorded a provision for income taxes. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely.

    As of December 31, 1999, we had net operating loss carry-forwards of $50.3 million. These loss carry-forwards are available to reduce future taxable income and expire at various dates through 2019. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset taxable income.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed our operations primarily through the issuance of our equity securities, capital leases and bank loans. We have raised an aggregate of approximately $261.6 million, net of offering expenses, through the sale of our equity securities. In January 2000, a 100% stock dividend was paid on our common stock and, accordingly, all related disclosures have been revised to reflect the stock dividend for all periods presented.

    In October 1999, we sold 19,000,000 shares of our common stock at an initial public offering price of $10.00 per share resulting in net proceeds of $176.7 million. During October 1999, in connection with our initial public offering, the underwriters exercised their overallotment option, resulting in the sale of an additional 2,850,000 shares of our common stock at $10.00 per share for additional net proceeds of $26.5 million. Upon the closing of our initial public offering, all shares of outstanding preferred stock converted into 98,953,050 shares of common stock.

    Concurrent with the closing of our initial public offering on October 4, 1999, we sold 2,150,537 shares of common stock to Inktomi Corporation for $9.30 per share, resulting in proceeds of $19.0 million. In conjunction with this investment, we issued a warrant to Inktomi to purchase 1,075,268 shares of our common stock at an exercise price of $13.95 per share. The warrant has a two-year term and includes demand and piggyback registration rights. On November 24, 1999, Inktomi exercised 50% of these warrants through a cashless exercise, resulting in the issuance of 397,250 shares of our common stock to Inktomi. The agreement also prohibits Inktomi from acquiring additional shares of our common stock for a period of two years. In addition, we intend to complete a joint technical and marketing agreement with Inktomi.

    At December 31, 1999, we had cash, cash equivalents and investments of $210.4 million. We have a revolving line of credit with Silicon Valley Bank under which we are allowed to borrow up to $3.0 million, as limited by certain borrowing base requirements which include maintaining certain levels of monthly revenues and customer turnover ratios. The line of credit requires monthly payments of interest only at prime plus 1%, or 9.5%, as of December 31, 1999, and matures on June 30, 2000. As of December 31, 1999, we had outstanding borrowings of $1.5 million on the line of credit.

    On September 23, 1999, we signed a standby loan facility agreement with seven shareholders, which matured upon the closing of our initial public offering. This facility allowed us to draw up to $10 million, prior to the earlier of maturity or December 31, 1999, but we did not draw any amounts on this facility prior to maturity. In connection with this facility, we issued warrants to purchase 200,000 shares of common stock with exercise prices of $10.00 per share. The estimated fair value ascribed to the warrants was $536,000 based upon the Black Scholes option pricing model, and we recorded this amount as a financing expense for the year ended December 31, 1999.

    On August 23, 1999, we entered into an equipment financing arrangement with Finova Capital Corporation allowing us to borrow up to $5.0 million for the purchase of property and equipment. The equipment financing arrangement includes sublimits of $3.5 million for equipment costs and $1.5 million for the acquisition of software and other P-NAP facility and facility costs. Loans under the $3.5 million sublimit require monthly principal and interest payments over a term of 48 months. This facility bears interest at 7.5% plus an index rate based on the yield of 4-year U.S. Treasury Notes. This rate was 13.7% at December 31, 1999. Loans under the $1.5 million sublimit require monthly principal and interest payments over a term of 36 months. This facility bears interest at 7.9% plus an index rate based on the yield of three-year U.S. Treasury Notes. This rate was 14.0% at December 31, 1999. Borrowings under each sublimit must be drawn prior to May 1, 2000. As of December 31, 1999, we had outstanding borrowings of approximately $3.9 million pursuant to this arrangement.

    On November 19, 1999, we amended an existing equipment lease credit facility with a vendor to increase our available credit by $17.5 million to $35.5 million. As of December 31, 1999, we had approximately $18.4 million available under this credit facility.

    Net cash used in operations was $1.1 million, $5.3 million and $33.8 million in the years ended December 31, 1997, 1998 and 1999, respectively. Net cash used in operations for the year ended December 31, 1999 was primarily due to net operating losses, increases in accounts receivable and prepaid expenses, partially offset by non-cash charges and an increase in accounts payable. Net cash used in operations for the year ended December 31, 1998 was primarily due to net operating losses and increases in accounts receivable and prepaid expenses, partially offset by non-cash charges and increases in accounts payable and accrued liabilities. Net cash used in operations for the year ended December 31, 1997 was primarily due to net operating losses and increases in accounts receivable, partially offset by non-cash charges.

    Net cash used in investing activities was $141,000, $855,000 and $68.0 million in the years ended December 31, 1997, 1998 and 1999, respectively. Net cash used in investing activities in each period reflects increased purchases of property and equipment not financed by capital leases. Purchases of property and equipment related to P-NAP facility deployments was primarily financed by capital leases (such purchases are excluded from the net cash used in investing activities in the statement of cash flows), and totaled $260,000, $3.6 million and $15.9 million for the years ended December 31, 1997, 1998 and 1999, respectively. Additionally, for the year ended December 31, 1999, $65.2 million was used to purchase investments offset by proceeds of $10 million from the disposition of certain investments.

    Net cash provided from financing activities was $5.9 million, $1.7 million and $256.7 million for the years ended December 31, 1997, 1998 and 1999, respectively. Net cash from financing activities primarily reflects proceeds from the public and private sales of our equity securities.

    On February 22, 2000, pursuant to an investment agreement, we purchased 588,236 shares of Aventail Corporation Series D preferred stock at $10.20 per share for a total cash investment of $6,000,007. The Series D preferred stock is convertible to common stock at a ratio of one share of preferred stock to one share of common stock, subject to adjustment for certain equity transactions. Additionally, we entered into a joint marketing agreement with Aventail which, among other things, granted us certain limited exclusive rights to sell Aventail's managed extranet service and granted Aventail certain rights to sell our services. In return, we committed to either sell Aventail services or pay Aventail, or a combination of both, which would result in Aventail's recognition of $3,000,000 of revenue over a two-year period.

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
    We expect to spend significant additional capital to recruit and train our customer installation team and the sales force and to build out the sales facilities related to newly deployed P-NAP facilities. In addition to P-NAP facility deployment, although to a lesser extent, product development and the development of our internal systems and software will continue to require significant capital expenditures in the foreseeable future, as will the expansion of our marketing efforts. We expect to continue to expend significant amounts of capital on property and equipment related to the expansion of facility infrastructure, computer equipment and for research and development laboratory and test equipment to support on-going research and development operations.

    We believe that the net proceeds from this offering together with our cash and cash equivalents, investments and funds available under our revolving and capital lease lines will be sufficient to satisfy our cash requirements for the next 12 months. Depending on our rate of growth and cash requirements, we may require additional equity or debt financing to meet future working capital needs, which may have a dilutive effect on our then current shareholders. We cannot assure you that such additional financing will be available or, if available, that such financing can be obtained on satisfactory terms. Our management intends to invest cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Substantially all of our cash equivalents, investments and capital lease obligations are at fixed interest rates, and therefore the fair value of these instruments is affected by changes in market interest rates. However, as of December 31, 1999, all of our cash equivalents mature within three months and all of our short-term investments mature within one year. As of December 31, 1999, we believe the reported amounts of cash equivalents, investments and capital lease obligations to be reasonable approximations of their fair values. As a result, we believe that the market risk arising from our holdings of financial instruments is minimal.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS
No. 133, which will be effective for us for the fiscal years and quarters beginning after June 15, 2000, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We are assessing the requirements of SFAS No. 133 and the effects, if any, on our financial position, results of operations and cash flows.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that the impact of SAB 101 would have no material effect on our financial position or results of operations.

                                    BUSINESS

OVERVIEW

    InterNAP is a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our Private-Network Access Points, or P-NAP facilities, have their data optimally routed to and from destinations on the Internet in a manner that minimizes the use of congested public network access points and private peering points. This optimal routing of data traffic over the multiplicity of networks that comprise the Internet enables higher transmission speeds, lower instances of data loss and greater quality of service than services offered by conventional Internet connectivity providers. As of December 31, 1999, we provided consistent high performance Internet connectivity services to approximately 247 customers, including Akamai Technologies, Amazon.com, Beyond.com, Bizrate.com, Datek Online, Fidelity Investments, Go2Net, MindSpring, The Nasdaq Stock Market, Network Associates, The Street.com, Travelocity, Warner Bros. Online, Waterhouse Securities, and WebTV.

    We offer our high performance Internet connectivity services at dedicated line speeds of 1.5 Megabits per second, or Mbps, to 155 Mbps to customers desiring a superior level of Internet performance. We provide our high performance connectivity services through the deployment of P-NAP facilities, which are highly redundant network infrastructure facilities coupled with our patented routing technology. P-NAP facilities maintain high speed, dedicated connections to major global Internet networks, commonly referred to as backbones, such as AT&T, Cable & Wireless USA, Global Crossing, GTE, ICG Communications, Intermedia, PSINet, Qwest Communications International, Sprint, UUNET and Verio. As of January 20, 2000, we operated 13 P-NAP facilities which are located in the Atlanta, Boston, Chicago, Dallas, Denver, Los Angeles, Miami, New York, Philadelphia, San Jose, Seattle and Washington, D.C. metropolitan areas, and expect to have 24 P-NAP facilities operational by the end of 2000.

    We believe that our P-NAP facilities provide a superior quality of service over the public Internet enabling our customers to realize the full potential of their existing Internet-based applications, such as e-commerce and on-line trading. In addition, we believe our P-NAP facilities will enable our customers to take advantage of new services, such as using the Internet to make telephone calls or send facsimiles, create private networks, distribute multimedia documents and send and receive audio and video feeds.

INDUSTRY BACKGROUND

    THE GROWING IMPORTANCE OF THE INTERNET FOR MISSION-CRITICAL INTERNET-BASED APPLICATIONS

    The Internet has emerged as a global medium for communications and commerce. The growth in data that is transmitted over the Internet, or data traffic, is driven by a number of factors, including the rapidly increasing number of network-enabled and Internet-based applications, the growing number of personal computers linked to the Internet, improvements in network-enabled devices, servers and routers and the increasing availability of broadband connections. As an illustration of this growth, Pioneer Consulting, LLC estimates that Internet bandwidth demand in North America will grow from 300 Gigabits per second in 1999 to 4,500 Gigabits per second in 2004, representing a 72% compound annual growth rate.

    Once primarily used for e-mail and retrieving information, the Internet is now being used as a communications platform for an increasing number of mission-critical Internet-based applications, such as those relating to electronic commerce, private networks, telephone and facsimile capabilities, supply chain management, customer service and project coordination. To improve the effectiveness of their mission-critical Internet-based applications, businesses are requiring increasing levels of network performance, including speed, reliability and manageability, across the Internet.

    The loss of data as it is transmitted over the Internet and inefficiencies in transferring data across the Internet are fundamental causes of unsatisfactory performance of Internet-based applications. Many of

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
these problems are caused by the architectural shortcomings of the Internet that have led to the largely unorchestrated transfer of data traffic from one commercially run network to another. The recent increases in network capacity and improvements in the performance of network devices fail to address many of the problems associated with exchanging data between the multiple networks, which comprise the Internet. Further, the popularity of the Internet has resulted in an ever-increasing number of users transmitting rapidly increasing volumes of data across the Internet, thereby compounding the problem.

    THE EMERGENCE OF MULTIPLE INTERNET BACKBONES

    The Internet originated as a restricted network designed to provide efficient and reliable long distance data communications among the disparate computer systems used by government funded researchers and organizations. As businesses began to use the Internet for functions critical to their core strategies, telecommunications companies established additional networks, or backbones, to supplement the original public infrastructure and satisfy this increasing demand. In this way, the original public Internet infrastructure has grown into a "network of networks" run by numerous commercial telecommunications companies, each of which manages its own backbone. Currently, the Internet is a global collection of hundreds of interconnected computer networks. Of these networks, approximately a dozen commercial backbones contain the substantial majority of the global addressable routes on the Internet. These backbones were developed at great expense but are nonetheless constrained by the fundamental limitations of the Internet's architecture. They must connect to one another, or peer, to permit their customers to communicate with each other. Consequently, many backbone providers have agreed to exchange large volumes of data traffic through a limited number of public network access points.

    Five major public network access points are in use today, including the Metropolitan Area Exchange East, or MAE East, near Washington, D.C. and MAE West in San Jose. The public network access points are not centrally managed and no single entity has the economic incentive or ability to facilitate problem resolution, to optimize peering within the public network access points or to bring about centralized routing administration. As a consequence of the lack of coordination among backbones at these public peering points and in order to avoid the increasing congestion and resulting data loss at the public network access points, a number of the backbone providers have established private interfaces connecting pairs of backbones for the exchange of traffic. Although private peering arrangements are helpful for exchanging traffic, they do not overcome the structural and economic shortcomings of the Internet.

    THE PROBLEM OF INEFFICIENT ROUTING OF DATA TRAFFIC ON THE INTERNET

    Data loss is a fundamental cause of the slowness and unreliability that are characteristic of the Internet today. Data loss occurs when the devices handling data lose track of packets before they can be transferred, or routed, to their destination. When this occurs, the computer that originally sent a lost packet will resend it until it receives confirmation of receipt by the destination device, thus compounding the congestion. Data loss most frequently occurs at Internet exchange points, such as public network access points and private peering points. We believe that packet loss at the public network access points can exceed 20% during peak hours. This can have a dramatic impact on the effective speed at which data is transmitted over the Internet. For example, according to an industry source, downloading a file from a web site under conditions with 1% data loss can take up to twice as long as doing so when there is no data loss.

    Due to the Internet's lack of central management, there is no organized mechanism to route traffic to avoid congestion at the public network access points and private peering points. The individual backbone providers only control the routing of data within their backbones, and their routing practices tend to compound the inefficiency of the Internet. When a backbone provider receives a packet that is not destined for one of its own customers, it must route it to another backbone provider to complete the delivery of the packet on the Internet.

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
    Since the use of a public network access point or a private peering point typically involves no economic settlement, a backbone provider will often route the data to the nearest point of traffic exchange, in an effort to get the packet off its network and onto a competitor's backbone as quickly as possible. In this manner, the backbone provider reduces capacity and management burdens on its transport network. Consequently, in order to complete a communication, data ordinarily passes through multiple networks and peering points without regard to congestion or other factors that inhibit performance. Further, once data leaves a backbone destined for another network, the backbone provider has no way of controlling the quality of the end-to-end connection. As a result, it is virtually impossible for a single backbone provider to offer a high quality of service across disparate networks. For customers of conventional Internet connectivity providers, this results in lost data, slower and more erratic transmission speeds, and an overall lower quality of service. Equally important, these customers have no control over these arrangements and have no single point of contact that they can hold accountable for any decrease in service levels, such as poor data transmission performance. An example of routing over the Internet is depicted in the figure below.

                  CONVENTIONAL ROUTING OVER THE INTERNET TODAY

  [Graphic depicting an example of routing over the Internet]

The Inefficiencies of the Internet Today:

A. Backbone A passes off the ISP Customer request for data at the nearest public or private with Backbone B, regardless of congestion or performance problems occurring at the exchange. Free private peering provides no economic settlement between 2 networks, thereby resulting in "best effort" delivery with no guarantees or accountability for poor performance or lost data. B. Using an asymmetric return route, Backbone B passes off the ISP Customer request at a public peering exchange forcing the data to transit across yet another potentially congested network infrastructure.

    The Internet is rapidly becoming a critically important medium for communications and commerce. However, businesses are unable to benefit from the full potential of the Internet primarily because peering and routing practices, current routing technologies, and the Internet's architecture were not designed to support today's large and rapidly growing volume of traffic. We believe the emergence of technologies and applications that rely on network quality and require consistent and high speed data transfer, such as voice and fax over Internet Protocol, virtual private network services, multimedia document distribution and audio and video streaming, will be hindered by the performance problems of the Internet. We also believe the future of Internet connectivity services will be driven by providers that, through high performance Internet routing services, provide consistent high quality of service and enable businesses to successfully execute their mission-critical Internet-based applications over the public network infrastructures.

THE INTERNAP SOLUTION

    We are a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications.

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
Utilizing our proprietary network architecture and advanced routing technologies, we route our customers' data in an optimal manner over the Internet. As of January 20, 2000, we had 13 P-NAP facilities in operation across the United States. Our P-NAP facility network model is depicted below:

                             THE INTERNAP SOLUTION

[Graphic depicting P-NAP facility routing method]

The InterNAP Solution:

A. The P-NAP facility intelligently routes data transmissions between the ISP customer and the P-NAP facility customer Web Site, bypassing congested and unreliable public NAPs and private peering relationships.

B. The P-NAP facility intelligently routes data transmissions between the Web Site and the P-NAP ISP Customer, bypassing congested and unreliable public and private peering relationships.

C. For ISPs and Web Sites that are customers of the same P-NAP facility, data transmissions occur within the local P-NAP facility infrastructure, bypassing the Internet entirely.

    By connecting to one of our P-NAP facilities, mission-critical inbound and outbound data transmissions travel an optimal route to and from destinations on the Internet. This optimal routing of data traffic over the Internet enables higher transmission speeds, lower instances of data loss and greater quality of service. Our high performance Internet connectivity services provide the following key advantages:

    HIGH PERFORMANCE CONNECTIVITY. We route our customers' traffic over the Internet in a way that we believe provides consistently greater speed and superior end-to-end control, predictability and reliability, than services offered by conventional Internet connectivity providers. Our P-NAP facilities have high- speed, direct connections to major global Internet backbones. Our proprietary technology may be used to route data directly to the Internet backbone on which a given destination resides, thereby giving our customers direct access to the destination network for a large majority of global Internet addresses. This network architecture combined with our proprietary routing technology generally bypasses congested public network access points and private peering points, reduces data loss and improves reliability and performance for our customers to any of our multiple backbone connections. In addition, customers directly connected to the same P-NAP facility get one-hop access when communicating with each other, completely avoiding the public Internet.

    We use multiple connections to major backbones to create our own virtual backbone, instead of owning or operating an expensive long-haul backbone infrastructure. As a result, we can offer customers improved service levels by optimally routing traffic between any two P-NAP facilities using our virtual

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
backbone. Consequently, any customer connected to any P-NAP facility will experience optimal public backbone network performance in communicating with any other customer connected to any other P-NAP facility. A model of InterNAP's virtual backbone created between any two P-NAP facilities is depicted below:

                         THE INTERNAP VIRTUAL BACKBONE

[Graphic depicting the InterNAP virtual backbone]

    HIGHLY RELIABLE NETWORK ARCHITECTURE. P-NAP facilities are designed with a highly redundant network infrastructure, including multiple local loop connections from multiple carriers. This design minimizes interruptions of network operations. If a backbone network connected to a P-NAP facility should fail, we can instantly reroute data using any of the remaining networks connected to the P-NAP facility. As a result, our customers experience more reliable services and are less likely to need and pay for redundant Internet backbone connections.

    SUPERIOR ROUTE OPTIMIZATION AND MANAGEMENT. Our proprietary routing technology and network management system provide us with data that enables us to manage network traffic and to offer economic settlements to backbone providers for the transfer of our customers' data packets. As a result, we are able to obtain full sets of global Internet Protocol routes from each backbone provider connected to a P-NAP facility, and choose from among these routes the most optimal route for our customers' traffic. We are therefore able to hold all of our backbone providers accountable for performance within their respective networks. In addition, because we manage all backbone connections into and out of each P-NAP facility, we are able to centrally forecast and plan for upgrades. We believe this consistently provides our customers with better service and minimizes congestion and data packet loss for all of the backbones to which our P-NAP facilities are connected.

    SCALABILITY AND FLEXIBILITY. Our Internet connectivity services are designed to be scalable and flexible. Since P-NAP facilities are localized infrastructures, not long haul backbones, we can manage capacity

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
issues and traffic flows for each backbone provider at each P-NAP facility separately. Unlike a backbone provider, we do not need to make uniform capacity upgrades across an entire network as traffic levels increase. Furthermore, an upgrade to one backbone provider does not require similar upgrades to all backbones connected to a P-NAP facility or upgrades throughout our system of P-NAP facilities. This allows us to more readily scale our capacity as traffic levels increase.

    SUPERIOR CUSTOMER SERVICE AND SUPPORT. Our network operations center is staffed 24 hours a day, seven days a week, by skilled engineers. Equipped with sophisticated traffic management reporting and diagnostic tools, they provide our customers with a single point of contact for support inquiries, network troubleshooting and diagnosis. The network operations center constantly monitors the operation of all our P-NAP facilities, as well as the backbones connected to them, and provides our customers and backbone providers with real-time notification and management of events that might affect service, such as network congestion, equipment failures and network or power outages. Given the overall complexity of our technology and our highly skilled engineers, we believe that our customer support services create a significant barrier to entry for competitors. In addition, since we are a paying customer of each backbone provider connected to a P-NAP facility, we believe we can get better response times, service level agreements and trouble ticket resolution than Internet service providers that rely on free public peering arrangements.

STRATEGY

    Our objective is to be the leading provider of high performance Internet connectivity services that enable businesses to run mission-critical Internet-based applications and to establish and maintain the standard of quality for Internet connectivity services. We are committed to attracting, hiring and retaining exceptional employees at all levels of our organization in order to realize these objectives. Key components of our strategy include:

    ENHANCE OUR CORE TECHNOLOGIES TO CONTINUE TO PROVIDE THE HIGHEST PERFORMANCE INTERNET CONNECTIVITY SERVICES. We plan to continue developing our P-NAP facilities, as well as our network operations center, to enhance the level of service we provide to our customers. Our P-NAP facilities and network operations center have been designed to allow expansion of the features and functionalities of our services and have the scalability required to meet the growing needs of customers. We believe that enhancements to our proprietary technologies are integral to our ability to continue to penetrate new markets and to provide new value-added services to existing customers. For example, we intend to use the intelligent routing capabilities of our P-NAP facilities to enable our customers to take advantage of new services such as telephone and facsimile capabilities, private networks, multimedia document distribution and audio and video feeds.

    EXPAND SERVICE OFFERING. We intend to expand our suite of service offerings to drive additional demand for our connectivity and satisfy our customers needs. We will continue to evaluate additional service offerings, which we may offer or partner with providers of such service offerings, in order to drive additional connectivity sales. Such services may include but are not limited to co-location, advanced encryption services, data recovery services, content replication, IP clearinghouse and settlement, and audio and video streaming services. In January 2000, we entered into agreements with leading co-location providers to offer our customers a high quality co-location solution. Under this program we will provide our customers with the ability to co-locate their equipment at various data centers throughout the country while still maintaining access to our high performance connectivity services.

    CONTINUE TO PROVIDE SUPERIOR CUSTOMER SERVICE AND SUPPORT. We intend to continue providing our customers with superior customer service and support
24 hours a day, seven days a week. We believe that we can continue to improve our competitive position by supporting our service with our highly-skilled engineers, sophisticated traffic management reporting and diagnostic tools, and network operations center. To reduce the risk of service interruptions, we plan to build a second network operations center that will

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
also monitor all of our P-NAP facilities. We also use our status as a paying customer of the major backbone providers to obtain a higher level of service, which we pass on to our customers.

    EXPAND OUR GEOGRAPHIC COVERAGE IN KEY MARKETS. We currently offer our services through our P-NAP facilities in 12 key metropolitan areas across the United States and intend to continue to aggressively deploy additional P-NAP facilities in key markets across the United States and internationally. As part of our deployment plan, we expect to have a total of 24 P-NAP facilities in the United States and abroad by the end of 2000. In December 1999, we entered into an agreement with Equant to assist us in our international expansion. Equant will help support the international deployment of our P-NAP facilities in exchange for the right to provide our high performance connectivity services to customers connected to its network.

    CONTINUE TO BUILD OUR BRAND AWARENESS. We intend to aggressively build our customer base by increasing awareness of the InterNAP brand. We believe that associating our brand with a high quality of service is key to the expansion of our customer base. As we grow in size, we intend to invest in building brand awareness through a marketing plan that includes P-NAP facility launch events, trade shows, speaking events and media appearances, news announcements, advertisements and customer testimonials.

    CONTINUE TO TARGET STRATEGIC MARKETS. We intend to expand our sales and marketing activities by continuing to focus on five strategic market segments, including high technology, e-commerce and retail, communication providers, financial services, and entertainment and publishing. The businesses in these market segments are characterized by early adoption of Internet services and a need for fast, reliable and manageable Internet connectivity services. By focusing on specific strategic markets we expect to be able to leverage our industry knowledge and highly experienced sales force to extend our market reach. We also intend to expand our indirect sales channels by partnering with leading resellers with strong backgrounds and market presence in these markets.

    MAINTAIN BACKBONE PROVIDER NEUTRALITY. At each P-NAP facility, we have connections with at least four major backbone providers. In order to provide one-hop service to a large majority of Internet destinations, we must maintain high-volume connections with major backbone providers. We plan to continue to do this as new backbone providers emerge, as existing backbone providers increase in market size in the metropolitan areas where our P-NAP facilities are located and as global Internet traffic patterns change. We do not favor one backbone provider over another, but rather use our proprietary technology to route packets directly to the backbone on which an Internet destination is located. We believe this provides substantial benefits to all backbone providers to whom we connect, because we deliver only packets destined for each backbone provider's customers, thus improving the efficiencies of their infrastructure.

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
CUSTOMERS

    We have established a diversified base of customers across a wide range of industries. As of December 31, 1999, we had approximately 247 customers. The following is a list of customers whose monthly bill was between $10,000 and $158,000 for December 1999:

Adforce
Adknowledge
Advanced Radio Telecom
Akamai Technologies
Aladdin Systems
Amazon.com
Apple Computer
Art.com
Beyond.com
Bizrate.com
Cobalt
Commtouch Software
Consumer Financial Network
Data Broadcasting Corporations
Datek Online
Deluxe Payment Protection

Emergent Media
Fidelity Investments
Flycast Network
Go2Net
HomeGrocer.com
Inautix Technologies
Intel Corporation
Internet Shopping Network
The Island ECN
ISP Channel
ITXC
LanMinds Internet Services
MindSpring Enterprises
N2H2
The Nasdaq Stock Market
Net Access Corporation/
  Planet.com

Network Associates
OnSite
REI
Seanet
The Seattle Times
Shopping.com
Speakeasy
StarMedia Network
TheStreet.com
Tradescape Online
Travelocity
US Electrodynamics
Warner Bros. Online
Waterhouse Securities
WebTV Networks
WebVision
Won.Net

    We offer superior customer service and support from our network operations center staffed 24 hours a day, seven days a week by highly skilled network engineers who use our sophisticated traffic management reporting and diagnostic tools. As of December 31, 1999, we had 156 employees dedicated to customer service, network support and P-NAP facility engineering. Our customer service personnel are also available to assist customers whose operations require specialized procedures.

    Our customer contracts generally cover the provision of services for a one to three year period and may contain service level warranties. To date, none of our customers has utilized this warranty to receive a credit for a period of free service. We have had limited contract renewal experience with customers whose initial service contract terms have expired. From inception through December 31, 1999, we have identified seven customers that have chosen not to renew their service with us.

SERVICES

    We offer Internet connectivity services to our customers over T-1, DS-3 and OC-3 telecommunication connections at speeds ranging from 1.5 Mbps to 155 Mbps. T-1, DS-3 and OC-3 are three of many possible media used to transport Internet Protocol packets across the Internet. T-1 is a telecommunications standard that carries voice calls or data at a rate of 1.544 million bits per second over a communication line. DS-3 carries voice calls or data at a rate of 45 million bits per second, and OC-3 carries voice calls or data at a rate of 155 million bits per second. Our list prices for a single connection range from $2,695 to $193,320 per month depending on the connection purchased. Customers who connect to a P-NAP facility with a DS-3 or faster connection have a choice of fixed rate pricing or usage based pricing. Otherwise, customers pay a fixed fee for our Internet connectivity services. Usage based pricing varies according to the volume of data sent and received over the connection.

    Customers that have networking equipment or servers located within P-NAP facilities may connect directly to the P-NAP facility using standard ethernet connections with speeds ranging from 10 Mbps to 200 Mbps. We also offer our customers additional value added services, including:

    - INTERNAP DIVERSITY PLUS. Our Diversity Plus service allows customers to maintain multiple connections to InterNAP and other backbone providers while still taking advantage of the optimal routing capabilities of the P-NAP facility. In a typical Diversity Plus configuration, the customer has a connection to a P-NAP facility and to one or more backbone providers of their choice. The customer's router is configured using our proprietary routing technology to route packets addressed to Internet destinations located on the alternate provider's backbone through the customer's direct connection while other packets are routed to the P-NAP facility. In this manner, the customer can use redundant Internet connections, while also taking advantage of the unique features of the P-NAP facility.

    - CONNECTIONS TO DATA CENTERS. Many of our customers have their servers located at third party data centers. We connect to these customers either by establishing a circuit directly to their routers or through a connection we have with the network maintained by the third party data center operator. We have our own data center in our Seattle P-NAP facility at which a number of our customers have co-located their servers.

    - INSTALLATION SERVICES. We perform installation services necessary to connect our customers' networks to our P-NAP facilities.

TECHNOLOGY

    P-NAP FACILITY ARCHITECTURE. The P-NAP facility architecture was engineered as a reliable and scalable network access point. Multiple routers and multiple backbone connections provide back-ups in case of the failure of any single P-NAP facility circuit or device.

    The P-NAP facility architecture is designed to grow as our customers' traffic demands grow and as we add new customers. Our P-NAP facility model provides for the addition of significant backbone providers as necessary.

    InterNAP only deploys P-NAP facilities within central office grade facilities. All P-NAP facilities are equipped with battery backup and emergency generators, as well as dual heating, ventilation and air conditioning systems.

    ASSIMILATOR ROUTING TECHNOLOGY. ASsimilator technology is a software based system for Internet Protocol route management that interfaces with the P-NAP facility infrastructure to provide the high performance routing service characteristics of the P-NAP facility. The system is a seamless integration of databases, software programs, router configuration processes and route verification methods.

    ASsimilator periodically downloads the global routing tables being advertised by all of the backbone networks touching the P-NAP facility. It then automatically determines exactly which Internet Protocol routes are attached to which networks and assesses how the world of Internet Protocol addresses are connected to the Internet. ASsimilator then routes data to its intended destination backbone in normal instances as well as in failure scenarios. A verification system also allows ASsimilator to monitor the routing of data, and if routing is found to be suboptimal, adjustments can be made to optimize routing. ASsimilator controls both outbound routing to a backbone network from the P-NAP facility as well as inbound routing from a backbone network. We plan on beta testing a new version of ASsimilator, which will add further enhancements to our existing routing technology, by the third quarter of 2000.

    DISTRIBUTED NETWORK MANAGEMENT SYSTEM. We have developed a highly scalable proprietary network management system optimized for monitoring P-NAP facilities. With the use of our distributed network management system, our network operations center is capable of real-time monitoring of the backbones connected to each P-NAP facility, customer circuits, network devices and servers 24 hours a day, seven days a week. This system provides our network operations center with proactive trouble notification, allowing for instantaneous identification and handling of problems, frequently before our customers become aware of network problems. This system also captures and provides bandwidth usage reports for billing and customer reports. Data provided by the system is an integral part of our capacity planning and provisioning process, helping us to forecast and plan upgrades before capacity becomes strained.

    RESEARCH AND DEVELOPMENT COSTS. Our product development costs include research and development costs, which were approximately $184,000 for the period from inception May 1, 1996 to December 31, 1996, $389,000 for the year ended December 31, 1997, $708,000 for the year ended December 31, 1998 and
$3.1 million for the year ended December 31, 1999. We expect our product development costs to increase as we hire additional engineers and technical personnel to develop new products and services and upgrade existing ones.

SALES AND MARKETING

    Our sales and marketing objective is to achieve broad market penetration and increase brand name recognition by targeting enterprises that depend upon the Internet for mission-critical operations. As of December 31, 1999, we had 59 employees engaged in direct sales and sales management, 18 in sales administration and support, 22 in technical support and 12 in marketing located in 12 cities.

    SALES. We have developed a direct high-end sales organization with managers who have extensive relevant sales experience and representatives who have many years of relevant sales experience with a broad range of telecommunications and technology companies. In addition, our highly trained technical sales engineers and client interaction engineers, who facilitate optimal routing solutions for our customers, are responsible for generating recurring sales revenues and serve to complement our sales force. When we deploy a new P-NAP facility, we set up a dedicated team of sales representatives and engineers focused exclusively on that market. We believe this localized direct sales approach allows us to respond to regional competitive characteristics, educate customers, and identify and close business opportunities better than a centralized sales force. We are also developing an indirect sales channel for our products and services through relationships with content developers, cable companies, DSL service providers, consulting companies and Internet service providers.

    MARKETING. Our marketing efforts are designed to help educate customers in our targeted vertical markets to understand that a service provider is now available that can provide a quality of service over the entire Internet that enables them to launch and execute mission-critical Internet-based applications. Our marketing activities have included collateral advertising, tradeshows, direct response programs, new P-NAP facility launch events and management of our Web site. These programs are targeted at key information technology executives as well as senior marketing and finance managers. In addition, we conduct comprehensive public relations efforts focused on cultivating industry analyst and media relationships with the goal of securing broad media coverage and public recognition of our proprietary high speed public Internet communications solutions.

    Our marketing organization is responsible for expanding our value added service offerings into horizontal markets as new bandwidth intensive applications such as telephone and facsimile transmissions over the Internet, private networks, multimedia document distribution, audio and video feeds and other emerging technologies are introduced.

COMPETITION

    The Internet-based connectivity services market is extremely competitive and there are few substantial barriers to entry. We expect that competition will intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully in our market. Many of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. Our competitors include:

    - backbone providers that provide us connectivity services including, AT&T, Cable & Wireless, USA, Global Crossing, GTE Internetworking, ICG Communications, Intermedia, PSINet, Qwest Communications International, Sprint, UUNET and Verio;

    - regional Bell operating companies which offer Internet access; and

    - global, national and regional Internet service providers.

    Because relatively low barriers to entry characterize our market, we expect other companies to enter our market. In addition, if we are successful in implementing our international expansion, we will encounter additional competition from international Internet service providers as well as international telecommunication companies. As new participants enter the Internet connectivity services market, we will face increased competition. Such new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of telecommunications companies and online service providers currently offer, or have announced plans to offer or expand, their network services. Other companies have expanded their Internet access products and services as a result of acquisitions. Further, the ability of some of our competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed data services using alternative delivery methods. In addition, Internet backbone providers may make technological developments, such as improved router technology, that will enhance the quality of their services.

    We believe that the principal competitive factors in our market are speed and reliability of connectivity, quality of facilities, level of customer service and technical support, price, brand recognition, the effectiveness of sales and marketing efforts, and the timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors. We believe that we presently are positioned to compete favorably with respect to most of these factors. In particular, many of our competitors have built and must maintain capital-intensive backbone infrastructures that are highly dependent on traditional public and private peering exchanges. Each backbone provider tries to offer high quality service within its own network but is unable to guarantee service quality once data leaves its network, and there is little incentive to optimize the interoperability of traffic between networks. We actively route traffic in an optimal manner, thereby providing customers with a high level of service and increasing the efficiency of the backbone providers themselves. However, the market for Internet connectivity services is evolving rapidly, and we cannot assure you that we will compete successfully in the future. As a result, we may not maintain a competitive position against current or future competitors. See "Risk Factors - Competition from More Established Competitors Who Have Greater Revenues Could Decrease Our Market Share."

INTELLECTUAL PROPERTY

    We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary technology. InterNAP and P-NAP are trademarks of InterNAP which are registered in the United States. The United States Patent and Trademark Office, or USPTO, issued a patent in September 1999 relating to an initial patent application we filed on September 3, 1997. The patent is enforceable for a duration of 20 years from the date of filing, or until September 3, 2017. We have a second application pending and may file additional applications in the future. Additional claims that were included by amendment in our initial application have now been included in our second patent application. Our patent and patent applications relate to our P-NAP facility technology. In addition, we have filed a corresponding international patent application under the Patent Cooperation Treaty.

    We also enter into confidentiality and invention assignment agreements with our employees and consultants and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, departing employees and other unauthorized parties may attempt to copy or otherwise obtain and use our products and technology. Monitoring unauthorized use of our products and technology is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

    From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights claims or initiate litigation against us or our suppliers or customers with respect to existing or future products and services. Although we have not been a party to any claims alleging infringement or intellectual property rights, we cannot assure you that we will not be subject to these claims in the future. Further, we may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights or those of our competitors. Any of these claims, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to cease using infringing technology, develop noninfringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop noninfringing technology or license the infringed or similar technology on a timely basis, our business and results of operations may be seriously harmed.

EMPLOYEES

    As of December 31, 1999, we employed 299 full-time persons, 156 of whom were engaged in engineering and operations, 111 in sales and marketing and 32 in finance and administration. None of our employees is represented by a labor union, and we have not experienced any work stoppages to date. We consider our employee relations to be good.

FACILITIES

    Our executive offices are located in Seattle, Washington and consist of approximately 74,100 square feet that are leased under an agreement that expires in 2003. We lease facilities for our network operations center, sales offices and P-NAP facilities in a number of metropolitan areas and specific cities. We believe that our existing facilities, including the additional space, are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

    From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

    Our executive officers, certain other officers and directors, the positions held by them and their ages as of December 31, 1999 are as follows:

EXECUTIVE OFFICERS AND DIRECTORS


NAME                                         AGE                                   POSITION
---------------------------------------  -----------  ------------------------------------------------------------------
Anthony C. Naughtin*...................          43   Chief Executive Officer, President and Director
Paul E. McBride*.......................          37   Chief Financial Officer, Vice President of Finance and
                                                      Administration, and Secretary
Christopher D. Wheeler*................          32   Chief Technology Officer and Vice President
Charles M. Ortega*.....................          44   Vice President of Sales & Marketing
Mike N. Joseph.........................          52   Vice President of Operations and Field Engineering
Richard Perez..........................          47   Vice President of Deployment
Richard K. Cotton......................          39   Vice President of Carrier Relations
Alan D. Norman.........................          41   Vice President of Corporate Development
Eugene Eidenberg.......................          60   Chairman of the Board
William J. Harding(1)..................          51   Director
Fredric W. Harman(1)...................          39   Director
Robert J. Lunday, Jr.(2)...............          60   Director
Kevin L. Ober(1)(2)....................          38   Director
Robert D. Shurtleff, Jr.(2)............          45   Director


------------------------

*   Executive officers.

(1) Member of audit committee.

(2) Member of compensation committee.

    ANTHONY C. NAUGHTIN founded InterNAP and has served as our Chief Executive Officer since May 1996. Mr. Naughtin has also served as our President since
May 1996 and as our director since October 1997. Prior to founding InterNAP, he was vice president for commercial network services at ConnectSoft, Inc., an Internet and e-mail software developer, from May 1995 to May 1996. From
February 1992 to May 1995, Mr. Naughtin was the director of sales at NorthwestNet, an NSFNET regional network. Mr. Naughtin has served as a director of Fine.com International Corp., a services-computer processing and data preparation company since December 1996. Mr. Naughtin holds a Bachelor of Arts in communications from the University of Iowa and is a graduate of the Creighton School of Law.

    PAUL E. MCBRIDE has served as our Vice President of Finance and Administration since May 1996. He has also served as our Chief Financial Officer since June 1999. Prior to joining InterNAP, Mr. McBride was Vice President of Finance and Operations at ConnectSoft, Inc. from February 1995 to March 1996. From December 1992 to January 1995, he served as Chief Financial Officer and Vice President of Finance at PenUltimate, Inc., a software developer.
Mr. McBride holds a Bachelor of Arts in Economics and a Bachelor of Science in Finance from the University of Colorado and holds a Master of Business Administration from the University of Southern California.

    CHRISTOPHER D. WHEELER has served as our Chief Technology Officer and Vice President since May 1996. Prior to joining InterNAP, Mr. Wheeler was co-founder, President and Chief Executive Officer of interGlobe Networks, Inc., a TCP/IP consulting firm, from 1994 to 1996. Mr. Wheeler also worked in advanced network/Internet technology areas at NorthwestNet, which is now Verio Northwest, and was responsible for backbone engineering, routing technology design, network management tools development, network operations and systems engineering at the University of Washington from 1989 to 1994. Mr. Wheeler holds a Bachelor of Science in Computer Science from the University of Washington.

    CHARLES M. ORTEGA has served as our Vice President of Sales and Marketing since April 1998. Prior to joining InterNAP, Mr. Ortega was Director of Sales for Global and Corporate National Accounts at MCI Communications Corporation from 1989 to April 1998. Prior to MCI, he held senior sales management positions with Wang Laboratories and Hewlett Packard. Mr. Ortega holds a Bachelor of Science degree in Kinesiology from UCLA, and a Master of Business Administration from the John Anderson School of Business at UCLA.

    MIKE N. JOSEPH has served as our Vice President of Operations and Field Engineering since August 1999. He served as our Vice President of Operations from June 1999 to August 1999 and as our Director of Corporate Engineering Operations from September 1998 to June 1999. Prior to joining InterNAP,
Mr. Joseph served as Director, and later Vice President of Technical Services of Cellular Technical Services, a manufacturer of clone detection products, from July 1996 to June 1998. Prior to that, Mr. Joseph was Director of Operational System Support for AT&T Wireless, a wireless services provider, from August 1995 to May 1996. From July 1994 to August 1995, Mr. Joseph was Manager of Global Engineering at Cable & Wireless, a global voice and Internet connectivity company. Mr. Joseph attended the University of Houston.

    RICHARD PEREZ has served as our Vice President of Deployment since
August 1999 and as our Vice President of Deployment, Field Engineering and Provisioning from December 1998 to August 1999. Prior to joining InterNAP,
Mr. Perez worked for 17 years at MCI Communications Corporation, serving in various managerial and technical positions. Mr. Perez attended the University of Maryland and is a past Advisory Board member of the University of Washington's Data Communications Extension.

    RICHARD K. COTTON has served as our Vice President of Carrier Relations since September 1999. From September 1996 to September 1999, Mr. Cotton served as Vice President and General Counsel, then as Senior Vice President in charge of site acquisition and network planning at WinStar Communications, a national telecommunications company. From April 1993 to September 1996, Mr. Cotton served as Senior Attorney and subsequently Director of Law and Public Policy at MCI Telecommunications Corporation. Mr. Cotton holds a Bachelor of Science from New York University and is a graduate of the Brooklyn Law School.

    ALAN D. NORMAN has served as our Vice President of Corporate Development since August 1999. From May 1996 to August 1999, Mr. Norman served as Vice President, General Manager of New Business Development at Etak, a unit of Sony Corporation. From September 1992 through April 1996, Mr. Norman served as Vice President, General Manager of the Automotive Business Unit for Etak, then owned by News Corporation. Mr. Norman holds a Master of Science in Business from Stanford University and a Bachelor of Science from Stanford University.

    EUGENE EIDENBERG has served as a director and chairman of InterNAP since November 1997. Mr. Eidenberg has served as a Principal of Hambrecht & Quist Venture Associates since 1998 and was an advisory director at the San Francisco investment banking firm of Hambrecht & Quist from 1995 to 1998. Mr. Eidenberg served for 12 years in a number of senior management positions with MCI Communications Corporation. His positions at MCI included Senior Vice President for Regulatory and Public Policy, President of MCI's Pacific Division, Executive Vice President for Strategic Planning and Corporate Development and Executive Vice President for MCI's international businesses. Mr. Eidenberg is currently a director of AAPT Ltd. and several private companies. Mr. Eidenberg holds a Ph.D. and a Master of Arts from Northwestern University and a Bachelor of Arts from the University of Wisconsin.

    WILLIAM J. HARDING has served as a director of InterNAP since January 1999. Since 1994, Dr. Harding has been an employee of and is a Managing Director of Morgan Stanley Dean Witter. In addition, Dr. Harding has served as a managing member of Morgan Stanley Venture Partners, L.L.C., the general partner of Morgan Stanley Dean Witter Venture Partners. Prior to joining Morgan Stanley Dean Witter, he was a General Partner of several venture capital partnerships affiliated with J.H. Whitney & Co. Dr. Harding was associated with Amdahl Corporation from 1976 to 1985, serving in various technical and business positions. He is currently a director of Persistence Software, Inc., Commerce One, Inc. and several private companies. Dr. Harding holds a Ph.D. in engineering from Arizona State University and a Master of Science in systems engineering and Bachelor of Science in engineering mathematics from the University of Arizona.

    FREDRIC W. HARMAN has served as a director of InterNAP since January 1999. Since 1994, Mr. Harman has served as a Managing Member of the General Partners of venture capital funds affiliated with Oak Investment Partners. Mr. Harman served as a General Partner of Morgan Stanley Venture Capital, L.P. from 1991 to 1994. Mr. Harman serves as a director of Inktomi Corporation, ILOG, S.A., Primus Knowledge Solutions, Quintus Corporation and several privately held companies. Mr. Harman holds a Bachelor of Science and a Master of Science in electrical engineering from Stanford University and a Master of Business Administration from Harvard University.

    ROBERT J. LUNDAY, JR. has served as a director of InterNAP since inception. Mr. Lunday has served as President of Lunday Communications, Inc., an investment company, since 1973. He was a founder of Commnet Cellular, Inc. and served on its board of directors from 1983 to 1989.

    KEVIN L. OBER has served as a director of InterNAP since October 1997. Since February 2000, Mr. Ober has been a founding General Partner of a new venture capital fund. Mr. Ober was a member of the investment team at Vulcan Ventures Incorporated between November 1993 and January 2000. Prior to working at Vulcan Ventures, Mr. Ober served in various positions at Conner Peripherals, Inc., a computer hard disk drive manufacturer. Mr. Ober holds a Master of Business Administration from Santa Clara University and Bachelor of Science in business administration from St. John's University.

    ROBERT D. SHURTLEFF, JR. has served as a director of InterNAP since
January 1997. In 1999, Mr. Shurtleff founded S.L. Partners, a strategic consulting group focused on early stage companies. From 1988 to 1998, Mr. Shurtleff held various positions at Microsoft Corporation, including Program Management and Development Manager and General Manager Workgroup Solutions Product Unit. Mr. Shurtleff is currently a director of two private companies and also serves on technical advisory boards of several private companies. Prior to working at Microsoft Corporation, Mr. Shurtleff worked at Hewlett Packard Company from 1979 to 1988. Mr. Shurtleff holds a Bachelor of Arts in computer science from the University of California at Berkeley.

BOARD COMPOSITION

    We have authorized a range of directors from five to nine. In accordance with the terms of our amended and restated articles of incorporation, the terms of office of the board of directors are divided into three classes:

    - Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2000;

    - Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2001; and

    - Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2002.

    Our Class I directors are Robert J. Lunday, Jr. and Robert D. Shurtleff, Jr., our Class II directors are Fredric W. Harman and Kevin L. Ober, and our Class III directors are Eugene Eidenberg, William J. Harding and Anthony C. Naughtin. Mr. Lunday does not intend to stand for reelection at our 2000 annual meeting of shareholders. We are in the process of identifying a nominee to stand for election to Class I of our board of directors at our 2000 annual meeting of shareholders. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting a gain control and may maintain the incumbency of the board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    Our audit committee consists of Kevin L. Ober, Fredric W. Harman and William
J. Harding. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

    Our compensation committee consists of Kevin L. Ober, Robert J. Lunday, Jr. and Robert D. Shurtleff, Jr. The compensation committee reviews and recommends to the board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits for our employees.

BOARD COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

    Our directors currently do not receive any cash compensation for their services on the board of directors or any committees of the board. They are reimbursed for certain expenses in connection with attendance at board and committee meetings. From time to time, certain non-employee directors have received grants of options to purchase shares of our common stock. In
March 1998, Messrs. Eidenberg and Ober each were granted an option to purchase 400,000 shares of our common stock at an exercise price of $.03 per share. Upon the closing of our initial public offering, non-employee directors received an initial option to purchase 80,000 shares of common stock and are expected to receive and an annual option to purchase 20,000 shares of common stock under our 1999 non-employee directors' stock option plan.

EXECUTIVE COMPENSATION

    The table below sets forth summary information concerning compensation paid by us during the fiscal years ended December 31, 1999, 1998 and 1997, respectively, to (a) our Chief Executive Officer and President and (b) four of our other officers, other than the Chief Executive Officer, whose salaries and bonuses for fiscal year 1999 exceeded $100,000 and who served as an executive officer during fiscal year 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                                    LONG-TERM
                                                            ANNUAL COMPENSATION                   COMPENSATION
                                            ----------------------------------------------------  -------------
                                                                                   ALL OTHER       SECURITIES      ALL OTHER
                                                                                     ANNUAL        UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                   YEAR     SALARY ($)   BONUS ($)   COMPENSATION ($)   OPTIONS (#)        ($)
------------------------------------------  ---------  ----------  -----------  ----------------  -------------  -------------
Anthony C. Naughtin.......................       1999  $  171,239   $  58,500      $       --         600,000      $      --
  Chief Executive Officer and President          1998     123,750          --              --              --             --
                                                 1997     125,000          --              --              --             --

Paul E. McBride...........................       1999     137,996      54,000              --         400,000             --
  Chief Financial Officer and Vice               1998     113,750          --              --              --             --
  President                                      1997     115,000          --              --              --             --

Christopher D. Wheeler....................       1999     137,500      54,000              --         400,000             --
  Chief Technical Officer and Vice               1998     113,750          --              --              --             --
  President                                      1997     115,000          --              --              --             --

Charles M. Ortega(2)......................       1999     137,996      30,000          82,500         110,000             --
  Vice President of Sales and Marketing          1998      81,658      20,000          30,000         720,000         12,000(1)

Richard Perez(2)..........................       1999     125,701      48,500              --          40,000             --
  Vice President of Deployment                   1998      39,583          --              --         300,000             --

------------------------

(1) Consists of living expenses.

(2) Messrs. Ortega and Perez joined us in 1998.

             STOCK OPTION GRANTS AND EXERCISES IN LAST FISCAL YEAR

    The following table sets forth information regarding options granted to certain of our officers during the fiscal year ended December 31, 1999.

                                                              INDIVIDUAL GRANTS
                                             ----------------------------------------------------    POTENTIAL REALIZABLE
                                                              TOTAL                                    VALUE AT ASSUMED
                                                             OPTIONS                                ANNUAL RATES OF STOCK
                                               SHARES      GRANTED TO                              APPRECIATION FOR OPTION
                                             UNDERLYING     EMPLOYEES     EXERCISE                         TERM ($)
                                               OPTIONS      IN FISCAL     PRICE PER   EXPIRATION   ------------------------
NAME                                         GRANTED (#)    YEAR (%)      SHARE ($)      DATE          5%          10%
-------------------------------------------  -----------  -------------  -----------  -----------  ----------  ------------
Anthony C. Naughtin........................     600,000          5.65%    $    2.00      6/18/09   $  754,674  $  1,912,491
Paul E. McBride............................     400,000          3.76          2.00      6/18/09      503,116     1,274,994
Christopher D. Wheeler.....................     400,000          3.76          2.00      6/18/09      503,116     1,274,994
Charles M. Ortega..........................     110,000          1.03          2.00      6/18/09      138,357       350,623
Richard Perez..............................      40,000             *          2.00      6/18/09       50,312       127,499

------------------------

*   Less than 1%.

    Twenty-five percent of these options vest on the first anniversary of the date of hire and the remainder vest in equal installments each month over the three-year period following the first anniversary of the date of hire. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant.

    The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC. There can be no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information as of December 31, 1999 regarding options held by certain of our officers. There were no stock appreciation rights outstanding at December 31, 1999:

                                                                   NUMBER OF SHARES
                                                                      UNDERLYING               VALUE OF UNEXERCISED
                                   SHARES                       UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                 ACQUIRED ON                     DECEMBER 31, 1999 (#)         DECEMBER 31, 1999 ($)
                                  EXERCISE        VALUE       ---------------------------   ---------------------------
NAME                                 (#)       REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                             -----------   ------------   -----------   -------------   -----------   -------------
Anthony C. Naughtin............         --          --               --        600,000      $       --     $50,700,000
Paul E. McBride................         --          --               --        400,000              --      33,800,000
Christopher D. Wheeler.........         --          --               --        400,000              --      33,800,000
Charles M. Ortega..............    255,000          --           45,000        530,000       3,891,150      45,612,400
Richard Perez..................         --          --           91,667        248,333       7,922,320      21,385,179

    In the table above, the value of unexercised in-the-money options is based on the fair market value of our common stock, based upon the last reported sales price of our common stock on December 31, 1999 of $86.50, minus the per share exercise price multiplied by the number of shares.

EMPLOYMENT AGREEMENTS

    We have entered into employment letter agreements with several of our officers, including Anthony C. Naughtin, Paul E. McBride, Christopher D. Wheeler and Charles M. Ortega. Each letter agreement sets forth the officer's compensation level. Under each letter agreement the officer serves at-will and employment may be terminated by us or by the officer at any time, with or without cause and with or without notice. Each employment agreement contains a noncompetition covenant one year in duration.

INCENTIVE STOCK PLANS

    1998 STOCK OPTION/STOCK ISSUANCE PLAN. We have reserved a total of 10,070,000 shares for issuance under our 1998 Stock Option/Stock Issuance Plan. As of February 29, 2000, 9,760,498 options were granted under the 1998 Plan and options to purchase 6,738,481 shares were outstanding, with 687,891 shares reserved for future grants or purchases. Options currently outstanding under the 1998 Plan will continue in full force and effect under the terms of the 1998 Plan until these outstanding options are exercised or terminated.

    The 1998 Plan provides for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, nonstatutory stock options and common stock awards to employees, directors and consultants. Incentive stock options may be granted only to employees.

    The 1998 Plan is administered by a committee appointed by the board. This committee determines the terms of awards granted, including the exercise price, the number of shares subject to the award and the exercisability of awards. The exercise price of incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price of incentive stock options must be equal to at least 110% of the fair market value. The exercise price of nonstatutory stock options is set by the administrator of the 1998 Plan. The maximum term of options granted under the 1998 Plan is ten years.

    An optionee whose relationship as an employee, director or consultant with us or any related corporation ceases for any reason, other than for death, total and permanent disability or "for cause," may exercise options in the three-month period following the cessation, or such other period of time as determined by the administrator, unless such options terminate or expire sooner, or later, by their terms.

The three-month period is extended to 12 months for terminations due to total and permanent disability or death. Options terminate immediately upon an optionee's termination "for cause." Generally, the optionholder may not transfer a stock option other than by will or the laws of descent or distribution.

    In the event of specific corporate transactions, the board of directors may, in its sole discretion,

    - accelerate the vesting of outstanding options under the 1998 Plan;

    - arrange for outstanding options to be assumed or substituted for similar options by a successor corporation;

    - arrange for outstanding options to be replaced by a comparable cash incentive program of the successor corporation; or

    - take no action with respect to outstanding options, in which case such options will terminate upon the completion of the corporate transaction.

    The 1998 Plan will terminate on the earlier of ten years from its adoption by the board or the date all shares have been issued.

    AMENDED 1999 EQUITY INCENTIVE PLAN. As of February 29, 2000, an aggregate of 13,000,000 shares of common stock have been authorized for issuance under our Amended 1999 Equity Incentive Plan. As of February 29, 2000, 9,084,500 options were granted under the Incentive Plan and options to purchase 9,022,500 shares were outstanding, with 3,977,500 shares reserved for future grants or purchases.

    The Incentive Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, nonstatutory stock options, restricted stock purchase rights and stock bonuses to our employees, consultants and directors. Incentive stock options may be granted only to employees. The Incentive Plan is administered by the board of directors or a committee appointed by the board. The board or committee determines the terms of awards granted, including the exercise price, the number of shares subject to the award and the exercisability of awards. The exercise price of incentive stock options granted under the Incentive Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be at least equal to 110% of the fair market value. The exercise price of nonstatutory stock options is set by the administrator of the Incentive Plan, but can be no less than 85% of the fair market value. The maximum term of options granted under the Incentive Plan is ten years.

    Unless otherwise provided in an option agreement, an optionee whose relationship as an employee, director or consultant with us or any related corporation ceases for any reason, other than for death, total and permanent disability or "for cause," may exercise options in the three-month period following this cessation, or such other period of time as determined by the administrator, unless these options terminate or expire sooner, or later, by their terms. The three-month period is extended to 12 months for terminations due to total and permanent disability and 18 months for terminations due to death. Options terminate immediately upon an optionee's termination "for cause." Generally, the optionholder may not transfer a stock option other than by will or the laws of descent or distribution unless the optionholder holds a nonstatutory stock option that provides for transfer in the stock option agreement. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

    A change in control of InterNAP is defined in the Incentive Plan as the sale of substantially all of our assets or merger with or into another corporation. If a change in control occurs, any outstanding options held by persons then performing services for us as an employee, director or consultant may either be assumed or continued or an equivalent award may be substituted by the surviving entity. In this situation, if options are not assumed, continued or substituted, these options will become fully exercisable, including shares as to which they would not otherwise be exercisable, and restricted stock will become fully vested. Options also become fully exercisable in the event of a securities acquisition representing 50% or more of the combined voting power of our securities or if a participant's service is terminated by a surviving corporation for any reason other than "for cause" within 13 months following a change in control.

    Upon the first nine anniversaries of the adoption date of the Incentive Plan, an additional number of shares will automatically be added to the number of shares already reserved for issuance under the Incentive Plan. The additional number of shares will not be more than the lesser of

    - 3 1/2% of the number of shares of our common stock issued and outstanding on the anniversary date; or

    - 13,000,000 shares.

    Pursuant to Section 162(m) of the Internal Revenue Code, which denies a deduction to publicly held corporations for compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options under the Incentive Plan covering more than 6,000,000 shares of common stock in any calendar year.

    Restricted stock purchase awards are granted under the Incentive Plan in accordance with a vesting schedule determined by the board or a committee appointed by the board. These restricted stock purchase awards are subject to a right of repurchase by us. The price of a restricted stock purchase award under the Incentive Plan cannot be less than 85% of the fair market value of the stock subject to the award on the date of grant. Stock bonuses may be awarded for past services without a purchase payment. Unless otherwise specified, rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution as long as the stock awarded pursuant to an agreement remains subject to the agreement.

    Subject to shareholder approval, as necessary, our board of directors may amend the Incentive Plan at any time. The Incentive Plan will terminate on the day before the 10th anniversary of its adoption by the board.

    1999 EMPLOYEE STOCK PURCHASE PLAN. A total of 3,000,000 shares of common stock have been reserved for issuance under our 1999 Employee Stock Purchase Plan. Upon the first nine anniversaries of the adoption date of the purchase plan, the number of shares reserved for issuance under the purchase plan will automatically be increased by 2% of the total number of shares of common stock then outstanding or, if less, by 3,000,000 shares. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

    The purchase plan provides a means by which employees may purchase common stock of InterNAP through payroll deductions. The purchase plan is implemented by offering rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering began on September 29, 1999 and will terminate on September 30, 2001. Purchase dates occur each March 31 and September 30.

    Employees who participate in an offering under the purchase plan may have up to 15% of their earnings withheld. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan is equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during the offering except during the 15 day period immediately prior to a purchase date. Employees' participation in all offerings ends automatically on termination of their employment with us or one of our subsidiaries.

    Unless otherwise determined by our board of directors, employees are eligible to participate in the purchase plan only if they are customarily employed by us, or one of our subsidiaries designated by the board of directors, for at least 20 hours per week and five months per calendar year. No employee may be granted rights under the purchase plan if immediately after the rights are granted, the employee will have voting power over 5% or more of our outstanding capital stock. Eligible employees may be granted rights only if the rights together with any other rights granted under employee stock purchase plans, do not permit an employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of our stock for each calendar year in which our rights are outstanding.

    Upon a change in control of InterNAP, our board of directors has discretion to provide that each right to purchase common stock:

    - will be assumed;

    - an equivalent right substituted by the successor corporation; or

    - all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control.

The board of directors has the authority to amend or terminate the purchase plan, but no such action may adversely affect any outstanding rights to purchase common stock.

    1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN. Our 1999 Non-Employee Directors' Stock Option Plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors of InterNAP. The directors' plan is administered by our compensation committee. An aggregate of 1,000,000 shares of common stock may be issued pursuant to options granted under the directors' plan. As of February 29, 2000, options to purchase an aggregate of 400,000 shares were outstanding under the directors' plan and 520,000 shares were currently available for future grant of stock awards under the directors' plan. Each of our non-employee directors was granted an initial grant to purchase 80,000 shares of common stock upon the closing of our initial public offering. Also, each person who is appointed or elected for the first time as a non-employee director will be granted an initial grant to purchase 80,000 shares of common stock upon such election or appointment. In addition, on the day following each annual meeting of our shareholders, each non-employee director who has served as a non-employee director for at least six months and who continues to serve as a non-employee director of ours is automatically granted an option to purchase 20,000 shares of common stock. Each option granted under the directors' plan is fully vested on the date it is granted. No option granted under the directors' plan may be exercised more than ten years from the date on which it was granted. The exercise price of options under the directors' plan equals the fair market value of the common stock on the date of grant. A non-employee director whose service as a non-employee director or employee of or consultant to us or any of our affiliates ceases for any reason other than death or permanent and total disability may exercise vested options in the three-month period following the cessation unless the options terminate or expire sooner by their terms. Vested options may be exercised during the 12-month period after a non-employee director's service ceases due to disability and during the 18-month period after such service ceases due to death. The directors' plan will terminate in July 2009, unless terminated earlier by our board of directors.

    Upon specific changes in control of InterNAP, all outstanding stock awards under the directors' plan may be assumed by the surviving entity or replaced with similar stock awards granted by the surviving entity.

    401(k) PLAN. We have established a tax-qualified employee savings and retirement plan, the 401(k) Plan, for eligible employees. Eligible employees may elect to defer a percentage of their pre-tax gross compensation in the 401(k) Plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) Plan in an amount determined by our board of directors. We may also make additional discretionary profit sharing contributions in such amounts as determined by the board of directors, subject to statutory limitations. Effective January 1, 2000, the Company began matching 50% of employee contributions, up to a maximum of 6% of each employee's gross wage. Matching and profit-sharing contributions are subject to a vesting schedule; all other contributions are at all times fully vested. We intend the 401(k) Plan, and the accompanying trust, to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions to the 401(k) Plan by our employees or by us, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that we will be able to deduct our contributions, when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

    Our amended and restated articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director of InterNAP, except liability for:

    - acts or omissions involving intentional misconduct or knowing violations of law;

    - unlawful distributions; or

    - transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

    Our amended and restated articles of incorporation also provide that we may indemnify any individual made a party to a proceeding because that individual is or was a director or officer of ours, and this right to indemnification will continue as to an individual who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors or administrators. Any repeal of or modification to our amended and restated articles of incorporation may not adversely affect any right of a director or officer of ours who is or was a director or officer at the time of such repeal or modification. To the extent the provisions of our amended and restated articles of incorporation provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, those provisions are, in the opinion or the Securities and Exchange Commission, against public policy as expressed in the Securities Act and they are therefore unenforceable.

    Our bylaws provide that we will indemnify our directors and officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law.

    We have entered into agreements to indemnify our directors and certain officers, in addition to indemnification provided for in our amended and restated articles of incorporation or bylaws. These agreements, among other things, indemnify our directors and certain officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or officer or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also currently maintain liability insurance for our officers and directors.

CHANGE OF CONTROL ARRANGEMENTS

    Under the 1998 Stock Option/Stock Issuance Plan, if specific corporate transactions occur, including the sale of substantially all of our assets or a merger with or into another corporation, the plan administrator may, in its sole discretion,

    - accelerate the vesting of outstanding options under the 1998 Plan;

    - arrange for outstanding options to be assumed or substituted for similar options by a successor corporation;

    - arrange for outstanding options to be replaced by a comparable cash incentive program of the successor corporation; or

    - take no action with respect to outstanding options, in which case the options will terminate upon the completion of the corporate transaction.

    Under the Amended 1999 Equity Incentive Plan, if a change in control occurs, including the sale of substantially all of our assets or a merger with or into another corporation, any outstanding options held by persons then performing services for us as an employee, director or consultant may,

    - either be assumed or continued;

    - an equivalent award may be substituted by the surviving entity; or

    - if the options are not assumed, continued or substituted, the options will become fully exercisable, including shares as to which they would not otherwise be exercisable, and restricted stock will become fully vested.

    Options also become fully exercisable upon the occurrence of a securities acquisition representing 50% or more of the combined voting power of our securities, or if a participant's service is terminated by a surviving corporation for any reason other than "for cause" within 13 months following a change in control.

                              CERTAIN TRANSACTIONS

    Since January 1, 1999, we have issued and sold securities to the persons listed in the following table who are our executive officers, directors or principal shareholders. You may find more details about shares held by these purchasers in the "Principal and Selling Shareholders" section.

    The per share purchase price for our Series C preferred stock was $0.54. Upon closing of our initial public offering, each previously outstanding share of our preferred stock, including the Series C preferred stock, converted into common stock on a one-for-one basis.

                                                                                                        SERIES C
                                                                                                       PREFERRED
INVESTOR                                                                                                 STOCK
----------------------------------------------------------------------------------------------------  ------------
Robert D. Shurtleff, Jr.............................................................................       714,320
H&Q InterNAP Investors L.P.(1)......................................................................     3,733,916
Morgan Stanley Dean Witter Venture Partners(2)......................................................    18,518,518
Oak Investment Partners VIII, L.P.(3)...............................................................    12,037,038
TI Ventures, L.P.(4)................................................................................     3,519,112
Vulcan Ventures Incorporated........................................................................     4,472,142

------------------------


(1) Mr. Eidenberg, the chairman of our board of directors, is sole trustee of a manager of the investment general partner of H&Q InterNAP Investors, L.P.


(2) Consists of 1,560,000 shares of Series C preferred stock held by Morgan Stanley Venture Investors III, L.P., 710,834 shares of Series C preferred stock held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. and 16,247,684 shares of Series C preferred stock held by Morgan Stanley Venture Partners III, L.P. The Series C preferred stock converted into shares of our common stock on a one-for-one basis upon the closing of our initial public offering. Dr. Harding, one of our directors, is a managing member of the general partner of the Morgan Stanley Dean Witter Venture Partners Funds. The institutional managing member of the general partner of each of the Morgan Stanley Dean Witter Venture Partners Funds is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., the parent of Morgan Stanley & Co. Incorporated.

(3) Consists of 11,808,334 shares of Series C preferred stock held by Oak Investment Partners VIII, L.P. and 228,704 shares of Series C preferred stock held by Oak VIII Affiliates Fund, L.P. The Series C preferred stock converted into shares of our common stock on a one-for-one basis upon the closing of our initial public offering. Mr. Harman, one of our directors, is a managing member of the general partner of venture capital funds affiliated with Oak Investment Partners.


(4) Consists of 3,519,112 shares of Series C preferred stock issued to TI Ventures, LP of which 176,094 were subsequently transferred to other shareholders. The Series C preferred stock converted into shares of our common stock on a one-for-one basis upon the closing of our initial public offering. Mr. Eidenberg, the chairman of our board of directors, is a managing member of the principal manager of the general partner of TI Ventures, LP and also is individually a manager of the general partner of TI Ventures, LP.


    In addition, we have granted options to our executive officers and certain other officers. See "Management - Executive Compensation."

    Big Sandy Telecommunications, Inc., a company owned by Robert J.
Lunday, Jr., and Anthony C. Naughtin and Paul E. McBride executed a lease guarantee in 1996 covering one of our office leases. Big Sandy was the primary guarantor, and Messrs. Naughtin and McBride were secondary guarantors as corporate officers of InterNAP. The secondary guarantees terminated in 1999, and the primary guarantee terminated in 2000.

    Pursuant to a shareholder agreement, dated October 1, 1997, among InterNAP, Robert J. Lunday, Jr., and some of our founders, including Anthony C. Naughtin, Paul E. McBride and Christopher D. Wheeler, Mr. Lunday granted to each founder an option to purchase, under conditions set out in the shareholder agreement, his or her pro rata share (as that term is defined in the shareholder agreement) of 10,000,000 of the 13,333,334 shares of Series A preferred stock, or common stock upon conversion, owned by Mr. Lunday at the date of the shareholder agreement at a price of $0.63 per share. In January 2000, Mr. Lunday sold an aggregate of 1,051,276 shares of common stock to two founders pursuant to the shareholders agreement. The option remains outstanding with respect to 8,948,724 shares. Mr. Lunday, one of our directors, is father-in-law of Mr. McBride, our Chief Financial Officer and Vice President of Finance and Administration.

    On January 11, 1999, Lunday Communications, Inc. loaned $500,000 to us, represented by a promissory note that bore interest at the rate of prime plus 2% and had a maturity date of February 15, 1999. We repaid the outstanding principal and accrued interest on the loan in February 1999 from the proceeds of our Series C financing. The Series C preferred stock converted into shares of common stock on a one-for-one basis upon the closing of our initial public offering.

    On January 13, 1999, Robert D. Shurtleff, Jr., one of our directors, loaned $600,000 to us, represented by a promissory note that bore interest at the rate of prime plus 2% and had a maturity date of February 15, 1999. We repaid the outstanding principal and accrued interest on the loan in February 1999 from the proceeds of our Series C financing. The Series C preferred stock converted into shares of common stock on a one-for-one basis upon the closing of our initial public offering.

    On January 28, 1999 and February 26, 1999, we sold an aggregate of 59,259,260 shares of Series C preferred stock to 44 investors, including Robert
D. Shurtleff, Jr., one of our directors, and H&Q InterNAP Investors, L.P., Morgan Stanley Dean Witter Venture Partners, Oak Investment Partners VIII, L.P., TI Ventures, LP and Vulcan Ventures Incorporated, five of our principal shareholders, at an aggregate purchase price of $32,000,000, or $0.54 per share. The Series C preferred stock converted into shares of common stock on a one-for-one basis upon the closing of our initial public offering.

    We have entered into employment letter agreements with several of our key employees, including Anthony C. Naughtin, Paul E. McBride, Charles M. Ortega and Christopher D. Wheeler. These agreements are described in "Management - Employment Agreements."

    We have entered into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expenses to such persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and executive officers.

    On September 7, 1999, we entered into a letter agreement with Richard K. Cotton under which 100,000 shares of common stock underlying his option grant fully vest and he will receive severance pay equal to six months of his compensation, including employee benefits, in the event of his termination for reasons other than his voluntary resignation, death or for cause.

    On September 23, 1999, we signed a standby loan facility agreement with seven shareholders, which matured upon the closing of our initial public offering. This facility allowed us to draw up to $10 million prior to the earlier of maturity or December 31, 1999, but we did not draw any amounts on this facility prior to maturity. In connection with this facility, we issued warrants to purchase 200,000 shares of common stock with exercise prices of $10.00 per share. The estimated fair value ascribed to the warrants was $536,000 based upon the Black Scholes option pricing model, and we recorded this amount as interest expense for the year ended December 31, 1999.

    On October 4, 1999, we sold an aggregate of 2,150,537 shares of common stock in a private placement to Inktomi Corp, at an aggregate purchase price of $20,000,000, or $9.30 per share, resulting in proceeds of $19.0 million, net of a private placement fee of $1.0 million paid to Morgan Stanley & Co. Incorporated. We also issued to Inktomi a warrant to purchase 1,075,268 additional shares of our common stock at an exercise price of $13.95 per share. The warrant has a two year term and includes demand and piggyback registration rights. The agreement also prohibits Inktomi from acquiring additional shares of our stock for a period of two years. On November 24, 1999, Inktomi exercised its warrant in part through a cashless exercise, and received 397,250 shares of our common stock.

    Pursuant to a letter agreement dated March 10, 2000 among Morgan Stanley Venture Investors III, L.P., Morgan Stanley Venture Partners III, L.P., The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., collectively, the Morgan Stanley Dean Witter Venture Partners, and us, the Morgan Stanley Dean Witter Venture Partners have irrevocably agreed with us to vote all shares of our common stock they beneficially own in excess of 9.9% of our outstanding common stock in proportion to votes cast by all other shareholders, as determined by us and excluding all shares of common stock beneficially owned by the Morgan Stanley Dean Witter Venture Partners.

    We believe that the foregoing transactions were in our best interest and were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and any of our officers, directors or principal shareholders will be approved by a majority of the independent and disinterested members of our board of directors, will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with our bona fide business purposes.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of February 29, 2000 and as adjusted to reflect this offering:

    - each shareholder who we know to own beneficially more than five percent of our common stock;

    - each of our directors;

    - each of our executive officers;

    - each shareholder who is selling shares of our common stock in this offering; and

    - all directors and executive officers as a group.

    Except as indicated, and subject to community property laws where applicable, the persons or institutions named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentages of beneficial ownership indicated are based on 132,981,682 shares of common stock outstanding as of February 29, 2000 and assume no exercise of the underwriters' over-allotment option in connection with the selling shareholders. If the underwriters' over-allotment option is exercised in full, the selling shareholders will sell up to an aggregate of 5,175,000 shares of common stock and up to 136,431,682 shares of common stock will be outstanding after the completion of this offering.

    The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after February 29, 2000 through the exercise of any stock option or other right. The inclusion in this table of these shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of, or receives the economic benefit from these shares.

    Unless otherwise indicated in the table set forth below and with the exception of the selling shareholders, each person or entity named below has an address in care of our principal executive offices.


                                             SHARES BENEFICIALLY
                                               OWNED PRIOR TO                       SHARES BENEFICIALLY
                                                  OFFERING                         OWNED AFTER OFFERING
                                            ---------------------   SHARES BEING   ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER          NUMBER     PERCENT      OFFERED        NUMBER     PERCENT
------------------------------------        ----------   --------   ------------   ----------   --------
Morgan Stanley Dean Witter
  Venture Partners (1)
  c/o Morgan Stanley Dean Witter
  Venture Partners
  1221 Avenue of the Americas
  New York, NY 10020......................  18,598,518     14.0%      1,070,275    17,528,243     12.9%
William J. Harding (1)....................  18,598,518     14.0       1,070,275    17,528,243     12.9
H&Q InterNAP Investors, L.P. (2)
  One Bush Street
  San Francisco, CA 94104.................  14,260,268     10.7         796,428    13,463,840      9.9
TI Ventures, LP (2)
  One Bush Street
  San Francisco, CA 94104.................  14,260,268     10.7         796,428    13,463,840      9.9
Eugene Eidenberg (2)......................  14,260,268     10.7         796,428    13,463,840      9.9

                                             SHARES BENEFICIALLY
                                               OWNED PRIOR TO                       SHARES BENEFICIALLY
                                                  OFFERING                         OWNED AFTER OFFERING
                                            ---------------------   SHARES BEING   ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER          NUMBER     PERCENT      OFFERED        NUMBER     PERCENT
------------------------------------        ----------   --------   ------------   ----------   --------
Oak Investment Partners VIII, L.P. (3)
  c/o Oak Investment Partners VIII, L.P.
  525 University Avenue, Suite 1300
  Palo Alto, CA 94301.....................  12,296,668      9.3%        688,720    11,607,948      8.5%
Fredric W. Harman (3).....................  12,296,668      9.3         688,720    11,607,948      8.5
Robert J. Lunday, Jr. (4).................  10,686,788      8.0              --    10,686,788      7.9
Vulcan Ventures Incorporated
  110 - 100(th) Avenue Northeast, Suite
  550
  Bellevue, WA 98004......................   9,472,142      7.1         547,439     8,924,703      6.6
Kevin L. Ober (5).........................     480,000        *              --       480,000     *
Paul E. McBride (6).......................   5,379,608      4.0         192,562     5,187,046      3.8
Anthony C. Naughtin (7)...................   4,602,760      3.4         158,985     4,443,775      3.2
Christopher D. Wheeler (8)................   4,584,760      3.4         158,985     4,425,775      3.2
Robert D. Shurtleff, Jr. (9)..............   1,888,296      1.4          57,280     1,831,016      1.3
Charles M. Ortega (10)....................     358,950        *              --       358,950        *
All directors and executive officers as a
  group
  (10 persons)(11)........................  64,884,048     48.2       3,123,235    61,760,813     44.9
SELLING SHAREHOLDERS:
Bocinsky Family L.L.C.....................     580,000        *          33,521       546,479        *
Stacy Burk................................         904        *              52           852        *
Dennis Cuccia.............................     101,094        *           5,842        95,252        *
Peter Cuccia..............................      35,098        *           2,029        33,069        *
The Cuccia Limited Trust..................      80,000        *           4,623        75,377        *
Thomas J. Cuccia..........................      55,692        *           3,210        52,473        *
Thomas J. Cuccia & Victoria Adams-Cuccia
  JT TEN..................................      61,406        *           3,549        57,857        *
Doll Technology Affiliates Fund, LP.......     275,612        *          14,400       261,212        *
Doll Technology Investment Fund...........   4,684,302      3.5         240,000     4,444,302      3.3
Doll Technology Side Fund, LP.............     179,422        *          10,000       169,422        *
Donna Hayataka............................       1,204        *              70         1,134        *
Tim Hinderliter...........................     855,664        *          30,379       825,285        *
Thomas S. Huseby..........................     106,224        *           6,139       100,085        *
Kirlan I..................................   1,666,666      1.3          96,324     1,570,342      1.2
Alan D. Norman (12).......................     171,312        *           9,901       161,411        *
Phoenix Leasing Incorporated..............     149,360        *           8,632       140,728        *
Joe Pruskowski............................     342,620        *          19,802       322,818        *
PS Capital Holdings, LP...................   3,333,334      2.5         192,649     3,140,685      2.3
PS Capital Ventures, LP...................   1,851,852      1.4         107,027     1,744,825      1.3
Ophir Ronen...............................     809,350        *          30,379       778,971        *
Mark Smith................................     186,666        *          10,789       175,877        *

------------------------

*   Represents beneficial ownership of less than 1%.


(1) Shares beneficially owned prior to this offering consists of 1,560,000 shares held by Morgan Stanley Venture Investors III, L.P., 710,834 shares held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., and 16,247,684 shares held by Morgan Stanley Venture Partners III, L.P., collectively Morgan Stanley Dean Witter Venture Partners, and 80,000 shares issuable upon the exercise of options held by Mr. Harding exercisable within 60 days of February 29, 2000. The institutional managing member of the general partner of Morgan Stanley Dean Witter Venture Partners is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., the parent of Morgan Stanley & Co. Incorporated. Dr. William J. Harding, one of our directors, is a managing member of the general partner of Morgan Stanley Dean Witter Venture Partners. Dr. Harding disclaims beneficial ownership of the shares held by Morgan Stanley Dean Witter Venture Partners, except to the extent of his proportionate interest therein. The Morgan Stanley Dean Witter Venture Partners have entered into a letter agreement with us that restricts their voting of shares they hold in excess of 9.9% of our outstanding common stock.


    Shares being offered consists of 41,082 shares being offered by Morgan Stanley Venture Partners Entrepreneur Fund, LP, 90,161 shares being offered by Morgan Stanley Ventures Investors III, L.P. and 939,032 shares being offered by Morgan Stanley Venture Partners III, L.P.


(2) Shares beneficially owned prior to this offering consists of 7,103,916 shares held by H&Q InterNAP Investors, L.P., 6,676,352 shares held by TI Ventures, LP, 313,333 shares issuable upon exercise of vested options that are held by Mr. Eugene Eidenberg and 166,667 shares issuable upon exercise of options held by Mr. Eidenberg that are exercisable within 60 days of February 29, 2000 but subject to repurchase by InterNAP under terms set forth in a notice of grant of stock option. Mr. Eidenberg, the chairman of our board of directors, is sole trustee of a manager of the investment general partner of H&Q InterNAP Investors, L.P. Mr. Eidenberg is also a managing member of the principal manager of the general partner of TI Ventures, LP and also is individually a manager of the general partner of TI Ventures, LP. Mr. Eidenberg disclaims beneficial ownership of the shares held by H&Q InterNAP Investors, L.P. and TI Ventures, LP.


    Shares being offered consists of 410,569 shares being offered by H&Q InterNAP Investors, L.P. and 385,859 shares being offered by TI Ventures, LP.

(3) Shares beneficially owned prior to this offering consists of 12,063,032 shares held by Oak Investment Partners VIII, L.P., 233,636 shares held by Oak VIII Affiliates Fund L.P. Mr. Fredric W. Harman, one of our directors, is a managing member of the general partners of venture capital funds affiliated with Oak Investment Partners. Mr. Harman disclaims beneficial ownership of the shares held by Oak Investment Partners VIII, L.P. and Oak VIII Affiliates Fund L.P.

    Shares being offered consists of 675,635 shares being offered by Oak Investment Partners VIII, L.P. and 13,085 shares being offered by Oak VIII Affiliates Fund L.P.

(4) Includes 10,000,000 shares subject to an option under a Shareholders Agreement dated October 1, 1997, in favor of original Class A Members of InterNAP Network Services, L.L.C., including Paul E. McBride, Anthony C. Naughtin and Christopher D. Wheeler, 80,000 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000, and 9,500 shares issuable upon exercise of warrants exercisable within 60 days of February 29, 2000. The shares beneficially owned by Mr. Lunday include an aggregate of 1,051,276 shares Mr. Lunday sold to two original Class A members of InterNAP Network Services LLC in January 2000.

(5) Includes 166,667 shares that are subject to repurchase by InterNAP under the terms set forth in the notice of grant of stock option, and 80,000 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000.

(6) Shares beneficially owned prior to this offering includes 500,000 shares held by the McBride Trust, 221,712 shares held, as of February 11, 2000, by Mr. McBride as trustee of the McBride Grandchildren's Trust No. 1, 221,712 shares held, as of February 11, 2000, by Mr. McBride as trustee of the McBride Grandchildren's Trust No. 2, 221,712 shares held by Mr. McBride's wife in her own name, and 2,750,856 shares that may be purchased from Mr. Robert J. Lunday, Jr. upon exercise of an outstanding option under a Shareholder Agreement, dated October 1, 1997. Mr. Lunday is Mr. McBride's father-in-law.

    Shares being offered consists of 158,985 shares being offered by Mr. McBride, 7,949 shares being offered by the McBride Trust, 12,814 shares being offered by Mr. McBride as trustee for the McBride Grandchildren's Trust No. 1, and 12,814 shares being offered by Mr. McBride as trustee of McBride Grandchildren's Trust No. 2.

(7) Shares beneficially owned prior to this offering includes 1,800,000 shares held by Crossroads Associates LLC, 6,000 shares held by Mr. Naughtin as Trustee of the Eric Weaver Gift Protection Trust, 6,000 shares held by
    Mr. Naughtin as Trustee of the Hugh Naughtin Gift Protection Trust, 6,000 shares held by Mr. Naughtin as Trustee of the Rose Naughtin Gift Protection Trust and 2,750,856 shares that may be purchased from Mr. Robert J. Lunday, Jr. upon exercise of an outstanding option under a Shareholder Agreement, dated October 1, 1997. Mr. Naugthin disclaims beneficial ownership with respect to the 18,000 shares held in trust for the benefit of his niece and nephews.

    Shares being offered consists of 2,939 shares being offered by Mr. Naughtin and 156,046 shares being offered by Crossroads Associates, LLC.

(8) Shares beneficially owned prior to this offering includes 2,750,856 shares that may be purchased from Mr. Robert J. Lunday, Jr. upon exercise of an outstanding option under a Shareholder Agreement, dated October 1, 1997, and 183,390 shares held by the CDW Limited Partnership.

    Shares being offered consists of 127,188 shares being offered by Mr. Wheeler and 31,797 shares being offered by the CDW Limited Partnership.

(9) Shares beneficially owned prior to this offering includes 650,700 shares issuable upon exercise of warrants exercisable within 60 days of February 29, 2000 and 80,000 shares issuable upon the exercise of options held by Mr. Shurtleff exercisable within 60 days of February 29, 2000.

(10) Includes 105,000 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(11) Includes 905,000 shares subject to options and 660,200 shares subject to warrants, which are exercisable within 60 days of February 29, 2000, but does not give effect to the exercise of options by Messrs. Naughtin, McBride and Wheeler held on 8,252,568 shares held by Robert J. Lunday, Jr. As of February 4, 2000, Mr. Ober resigned as a member of the investment team at Vulcan Ventures Incorporated.

(12) Mr. Norman is our Vice President of Corporate Development.

                          DESCRIPTION OF CAPITAL STOCK

    We have authorized capital stock consisting of 500,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated articles of incorporation and bylaws and by the applicable provisions of Washington law.

COMMON STOCK

    As of February 29, 2000, we had 132,981,682 shares of our common stock outstanding. The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to our common stock.

PREFERRED STOCK

    We have authorized 10,000,000 shares of undesignated preferred stock. There are no shares of preferred stock outstanding. The board has the authority, without further action by shareholders, to issue the preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control over our board of directors or senior management. We have no present plans to issue any shares of preferred stock.

WARRANTS

    As of February 29, 2000, warrants to purchase an aggregate of 951,278 shares of common stock were outstanding at an exercise price of $.30 per share, warrants to purchase an aggregate of 200,000 shares of common stock were outstanding at an exercise price of $10.00 per share and warrants to purchase an aggregate of 537,634 shares of common stock were outstanding at an exercise price of $13.95 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

REGISTRATION RIGHTS

    After this offering and giving effect to the sale by the selling shareholders of 4,500,000 shares of common stock, other than the shares of common stock held by Inktomi, the holders of 99,873,978 shares of common stock, including shares issuable upon exercise of warrants, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account or the account of any of our shareholders other than the holders of the registrable shares, holders of the registrable shares are entitled, subject to certain limitations and conditions, to notice of this registration and are, subject to certain conditions and limitations, entitled to include registrable shares in the registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. In addition, beginning March 28, 2000, we may be required to prepare and file a registration statement under the Securities Act at our expense if requested to do so by the holders of at least 102,421,766 of the registrable shares, provided the reasonably expected aggregate offering price will equal or exceed $5,000,000 and subject to certain other conditions and limitation. We are required to use our best efforts to effect such registration, subject to certain conditions and limitations. We are not obligated to effect more than two of these shareholder-initiated registrations. Further, holders of registrable securities may require us to file additional registration statements on Form S-3, subject to certain conditions and limitations.

    In addition, Inktomi holds rights in connection with 2,547,788 shares of common stock and a warrant to purchase 537,634 shares of common stock that require us to register its shares for future sale under certain circumstances. Commencing March 28, 2000, if Inktomi requests that we file a registration statement, we must use our best efforts to cause such shares to be registered as long as the aggregate offering price is not less than $5,000,000 and subject to certain additional conditions and limitations. We are not obligated to effect more than one of these Inktomi-initiated registrations. If we deliver notice to Inktomi within 30 days after any registration request of our intent to file a registration statement within 90 days, then Inktomi will be permitted to participate in such registration on the same terms as our other existing holders of registration rights. Furthermore, Inktomi may require us to file two additional registration statements on Form S-3, subject to certain conditions and limitations.

    We are required to bear substantially all costs incurred in connection with any of the registrations described above, other than underwriting discounts and commissions. The registration rights described above could result in substantial future expenses and adversely affect any future equity or debt offerings.

VOTING RIGHTS

    Pursuant to a letter agreement dated March 10, 2000 among Morgan Stanley Venture Investors III, L.P., Morgan Stanley Venture Partners III, L.P., The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., collectively the Morgan Stanley Dean Witter Venture Partners, and us, the Morgan Stanley Dean Witter Venture Partners have irrevocably agreed with us to vote all shares of our common stock they beneficially own in excess of 9.9% of our outstanding common stock in proportion to votes cast by all other shareholders, as determined by us and excluding all shares of common stock beneficially owned by the Morgan Stanley Dean Witter Venture Partners.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF AMENDED AND RESTATED ARTICLES OF INCORPORATION, BYLAWS AND WASHINGTON LAW

    Our board of directors, without shareholder approval, has authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of our common stock. As a result, our board could issue preferred stock quickly and easily, which could adversely affect the rights of holders of our common stock and which our board could issue with terms calculated to delay or prevent a change in control or make removal of management more difficult.

    ELECTION AND REMOVAL OF DIRECTORS. Our amended and restated articles of incorporation provide for the division of our board of directors into three classes, as nearly as equal in number as possible. The directors in each class serve for a term of up to three years and one class is elected each year by our shareholders. The Class I term expires at the annual meeting of shareholders to be held in 2000; the Class II term expires at the annual meeting of shareholders to be held in 2001; and the Class III term expires at the annual meeting of shareholders to be held in 2002. At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of our board of directors.

    SHAREHOLDER MEETINGS. Our bylaws, as amended, provide that, except as otherwise required by law or by our amended and restated articles of incorporation, special meetings of the shareholders can only be called pursuant to a resolution adopted by our board of directors, our chairman of the board or president. These provisions of our amended and restated articles of incorporation and bylaws, as amended, could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and are to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares, and as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

    Washington law also imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19.040 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things:

    - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

    - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

    - allowing the acquiring person to receive any disproportionate benefits as a shareholder.

    After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deferring or preventing a change in control of our board of directors or senior management.

TRANSFER AGENT

    The transfer agent and registrar for the shares of our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

    Upon completion of this offering, we will have outstanding 135,981,682 shares of common stock, after the issuance of 3,000,000 shares of common stock offered in this prospectus and no exercise of options or warrants after February 29, 2000. Of these shares, the shares sold in this offering, together with 30,229,582 shares, will be freely tradable without restriction or further registration under the Securities Act. However, if these shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, sales of these shares would be subject to certain limitations and restrictions described below.

    Except for the 21,850,000 shares sold in our initial public offering, we issued and sold the remaining 110,570,422 shares of common stock held by existing shareholders as of December 31, 1999, in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 104,785,678 shares are subject to 180-day lock-up agreements entered into in connection with our initial public offering which expire March 28, 2000. In addition, 83,593,532 shares will be subject to lock-up agreements entered into by our officers and directors and the selling shareholders in connection with this offering and which will expire 90 days from the date of this prospectus. Morgan Stanley & Co. Incorporated, the lead managing underwriter for our initial public offering, has agreed to release the 22,230,132 shares of our common stock as subject to the 180-day lock-up agreements on March 20, 2000. These shares are not subject to the 90-day lock-up agreements and will become eligible for sale, subject in most cases to the limitations of Rule 144. Upon expiration of the 90-day lock-up agreements, 83,593,532 shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

    In addition, holders of stock options and warrants could exercise their options and warrants and sell the shares issued upon exercise as described below. As of February 29, 2000, there were a total of 1,688,912 shares of common stock that could be issued upon exercise of outstanding warrants, of which all are subject to lock-up agreements. As of February 29, 2000, there were a total of 16,160,981 shares of common stock subject to outstanding options under our stock plans, 1,915,099 of which were vested. However, all of these shares are subject to the 180-day lock-up agreements. The officers, directors and certain of our shareholders have agreed not to sell or otherwise dispose of any of their shares for a period ending on March 28, 2000. In addition, our officers and directors and the selling shareholders have agreed not to sell or otherwise dispose of any of their shares of a period ending 90 days from the date of this prospectus. Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time and in most cases without notice to anyone, release all or any portion of the shares subject to the 180-day and the 90-day lock-up agreements.

RULE 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

    - 1% of the number of shares of our common stock then outstanding, which will equal approximately 1,359,817 shares immediately after the effective date of this offering; or

    - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

REGISTRATION RIGHTS

    The holders of 100,732,854 shares of our common stock and of warrants exercisable for 1,688,912 shares of our common stock will, under certain circumstances, have rights to require us to register their shares for future sale. See "Description of Capital Stock - Registration Rights" for more information about registration rights in our shares of stock.

LOCK-UP AGREEMENTS

    In connection with our initial public offering, all officers and directors and certain holders of common stock, options and warrants to purchase common stock agreed pursuant to certain lock-up agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or warrants or other rights to purchase common stock for a 180-day period ending March 28, 2000 without the prior written consent of Morgan Stanley & Co. Incorporated. Morgan Stanley has agreed to release approximately 22.2 million shares of our common stock held by various shareholders, excluding officers, directors and the selling shareholders in this offering, from the 180-day lock-up agreements on March 20, 2000.

    In connection with this offering, our officers and directors and the selling shareholders have agreed pursuant to lock-up agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or warrants or other rights to purchase common stock for a period ending 90 days from the date of this prospectus.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Chase Securities Inc., and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them an aggregate of 7,500,000 shares of common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Chase Securities Inc........................................
Salomon Smith Barney Inc....................................
                                                              ----------
    Total...................................................   7,500,000
                                                              ==========

    The underwriters are offering the shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The shares of common stock will be sold by the underwriters at a price established by the pricing committee of our board of directors. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the share covered by the underwriters over-allotment option described below.

    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ a share under the public offering price. Any underwriters may allow, and such dealers may reallow, a concession not in excess of $ a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

    Pursuant to the underwriting agreement, we and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,125,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to such underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriter's over-allotment option is exercised in full, the total
price to the public would be $      , the total underwriters' discounts and
commissions would be $      and the total net proceeds to us would be $      .

    We, our executive officers, directors and the selling shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 90 days from the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

    The restrictions described in the previous paragraph do not apply to:

    - the sale of shares to the underwriters of the shares of common stock under the underwriting agreement;

    - transactions by any person other than InterNAP relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock;

    - transfers of any shares of the common stock by an individual either during his or her lifetime or on death by will or intestacy to his or her immediate family or to a trust the beneficiaries of which are exclusively a member or members of his or her immediate family; or

    - transfers by a corporation or a partnership of shares of common stock as a distribution to partners or shareholders of the corporation or partnership.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    Upon consummation of this offering, affiliates of Morgan Stanley & Co. Incorporated will own 12.9% of the common stock (12.7% if the over-allotment option granted to the underwriters is exercised in full). Currently, Dr. Harding, a principal and employee of Morgan Stanley & Co. Incorporated, is a member of our board of directors. See "Management."

    From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us.

    We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS


    The legality of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Kirkland, Washington. An investment partnership of Cooley Godward attorneys directly owns an aggregate of 92,592 shares of our common stock and beneficially owns 54,818 shares of our common stock through H&Q Internap Investors, LP. Cooley Godward attorneys beneficially own approximately 12,000 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California.


                                    EXPERTS

    The financial statements of InterNAP Network Services Corporation as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents or provisions of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, with each statement being qualified in all respects by the reference to a document or contract. A copy of the registration statement may be inspected without charge at the office of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional offices located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, registration statements and other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system are publicly available through the SEC's Web site on the Internet's World Wide Web, located at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, was filed with the SEC through EDGAR.

                     INTERNAP NETWORK SERVICES CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2
Balance Sheet...............................................    F-3
Statement of Operations.....................................    F-4
Statement of Shareholders' Equity (Deficit).................    F-5
Statement of Cash Flows.....................................    F-6
Notes to Financial Statements...............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
InterNAP Network Services Corporation

    In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of InterNAP Network Services Corporation at December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Seattle, Washington
January 22, 2000

                     INTERNAP NETWORK SERVICES CORPORATION

                                 BALANCE SHEET

                     (IN THOUSANDS, EXCEPT PAR VALUE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   275    $155,184
  Short-term investments....................................       --      50,168
  Accounts receivable, net of allowance of $65, and $206,
    respectively............................................      766       4,084
  Prepaid expenses and other assets.........................      280       1,144
                                                              -------    --------
      Total current assets..................................    1,321     210,580
Property and equipment, net.................................    5,828      28,811
Patents and trademarks, net.................................       48         142
Investments.................................................       --       5,050
Deposits and other assets, net..............................      290         963
                                                              -------    --------
      Total assets..........................................  $ 7,487    $245,546
                                                              =======    ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $ 2,603    $  7,278
  Accrued liabilities.......................................      713       4,209
  Deferred revenue..........................................      284          22
  Note payable, current portion.............................       --       1,021
  Line of credit............................................      650       1,525
  Capital lease obligations, current portion................    1,331       6,613
                                                              -------    --------
      Total current liabilities.............................    5,581      20,668
Note payable, less current portion..........................       --       2,861
Capital lease obligations, less current portion.............    2,342      11,517
                                                              -------    --------
      Total liabilities.....................................    7,923      35,046
                                                              -------    --------
Commitments and contingencies
Shareholders' equity (deficit):
  Convertible preferred stock, $.001 par value, authorized
    100,139 and 10,000 shares, respectively; 39,291 and no
    shares issued and outstanding, respectively; aggregate
    liquidation preference of $8,466 and $0, respectively...       39          --
  Common stock, $.001 par value, authorized 100,000 and
    500,000 shares, respectively; 6,673, and 132,089 shares
    issued and outstanding, respectively....................        7         132
  Additional paid-in capital................................    9,553     287,054
  Deferred stock compensation...............................     (494)    (17,228)
  Accumulated deficit.......................................   (9,541)    (59,458)
                                                              -------    --------
      Total shareholders' equity (deficit)..................     (436)    210,500
                                                              -------    --------
        Total liabilities and shareholders' equity
          (deficit).........................................  $ 7,487    $245,546
                                                              =======    ========

   The accompanying notes are an integral part of these financial statements.

                     INTERNAP NETWORK SERVICES CORPORATION

                            STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Revenues....................................................  $ 1,045    $ 1,957    $ 12,520
                                                              -------    -------    --------
Costs and expenses:
  Cost of network and customer support......................    1,092      3,216      27,412
  Product development.......................................      389        754       3,919
  Sales and marketing.......................................      261      2,822      17,523
  General and administrative................................      713      1,910       8,328
  Amortization of deferred stock compensation...............       --        205       7,569
                                                              -------    -------    --------
      Total operating costs and expenses....................    2,455      8,907      64,751
                                                              -------    -------    --------
  Loss from operations......................................   (1,410)    (6,950)    (52,231)
Other income (expense):
  Interest income...........................................       36        169       3,388
  Interest and financing expense............................     (235)       (90)     (1,074)
  Loss on disposal of assets................................       --       (102)         --
                                                              -------    -------    --------
      Net loss..............................................  $(1,609)   $(6,973)   $(49,917)
                                                              =======    =======    ========
Basic and diluted net loss per share........................  $  (.24)   $ (1.04)   $  (1.31)
                                                              =======    =======    ========
Weighted average shares used in computing basic and diluted
  net loss per share........................................    6,666      6,673      37,994
                                                              =======    =======    ========

   The accompanying notes are an integral part of these financial statements.

                     INTERNAP NETWORK SERVICES CORPORATION

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                   FROM JANUARY 1, 1997 TO DECEMBER 31, 1999

                                 (IN THOUSANDS)

                                                                        CONVERTIBLE
                                                  CLASS A AND            PREFERRED              COMMON
                                                    B UNITS                STOCK                 STOCK
                                              -------------------   -------------------   -------------------   ADDITIONAL
                                                           PAR                   PAR                   PAR       PAID-IN
                                               UNITS      VALUE      SHARES     VALUE      SHARES     VALUE      CAPITAL
                                              --------   --------   --------   --------   --------   --------   ----------
Balances, January 1, 1997...................   12,000      $12           --      $--           --      $ --      $    990
Exchange of Class A Units for common stock
  at an exchange ratio of 1:1.667...........   (4,000)      (4)          --       --        6,666         7            (3)
Exchange of Class B Units for Series A
  preferred stock at an exchange ratio of
  1:1.667...................................   (8,000)      (8)      13,333       13           --        --            (5)
Convertible notes payable and accrued
  interest converted to Series B preferred
  stock.....................................       --       --        1,855        2           --        --           555
Value ascribed to bridge financing
  warrants..................................       --       --           --       --           --        --           124
Issuance of Series B preferred stock, net of
  issuance costs of $47.....................       --       --       19,203       19           --        --         5,695
Net loss....................................       --       --           --       --           --        --            --
                                               ------      ---      -------      ---      -------      ----      --------
Balances, December 31, 1997.................       --       --       34,391       34        6,666         7         7,356
Issuance of Series B preferred stock, net of
  issuance costs of $21.....................       --       --        4,667        4           --        --         1,374
Issuance of common stock to an employee.....       --       --           --       --            7        --             1
Value ascribed to lease financing
  warrants..................................       --       --           --       --           --        --            54
Exercise of warrants to purchase Series B
  preferred stock...........................       --       --          233        1           --        --            69
Deferred compensation related to grants of
  stock options.............................       --       --           --       --           --        --           699
Amortization of deferred stock
  compensation..............................       --       --           --       --           --        --            --
Net Loss....................................       --       --           --       --           --        --            --
                                               ------      ---      -------      ---      -------      ----      --------
Balances, December 31, 1998.................       --       --       39,291       39        6,673         7         9,553
Issuances of Series C preferred stock, net
  of issuance costs of $85..................       --       --       59,260       60           --        --        31,850
Issuance of common stock, net of issuance
  costs of $17,866..........................       --       --           --       --       24,000        24       220,616
Exercise of warrants to purchase Series B
  preferred stock...........................       --       --          402       --           --        --           120
Exercise of employee stock options..........       --       --           --       --        2,065         2            76
Deferred compensation related to grants of
  stock options.............................       --       --           --       --           --        --        24,303
Amortization of deferred stock
  compensation..............................       --       --           --       --           --        --            --
Value ascribed to standby credit facility
  warrants..................................       --       --           --       --           --        --           536
Conversion of preferred stock to common
  stock.....................................       --       --      (98,953)     (99)      98,953        99            --
Cashless exercise of warrants to purchase
  common stock..............................       --       --           --       --          398        --            --
Net loss....................................       --       --           --       --           --        --            --
                                               ------      ---      -------      ---      -------      ----      --------
Balances, December 31, 1999.................       --      $--           --      $--      132,089      $132      $287,054
                                               ======      ===      =======      ===      =======      ====      ========


                                                DEFERRED
                                                  STOCK       ACCUMULATED
                                              COMPENSATION      DEFICIT       TOTAL
                                              -------------   ------------   --------
Balances, January 1, 1997...................    $     --        $   (959)    $     43
Exchange of Class A Units for common stock
  at an exchange ratio of 1:1.667...........          --              --           --
Exchange of Class B Units for Series A
  preferred stock at an exchange ratio of
  1:1.667...................................          --              --           --
Convertible notes payable and accrued
  interest converted to Series B preferred
  stock.....................................          --              --          557
Value ascribed to bridge financing
  warrants..................................          --              --          124
Issuance of Series B preferred stock, net of
  issuance costs of $47.....................          --              --        5,714
Net loss....................................          --          (1,609)      (1,609)
                                                --------        --------     --------
Balances, December 31, 1997.................          --          (2,568)       4,829
Issuance of Series B preferred stock, net of
  issuance costs of $21.....................          --              --        1,378
Issuance of common stock to an employee.....          --              --            1
Value ascribed to lease financing
  warrants..................................          --              --           54
Exercise of warrants to purchase Series B
  preferred stock...........................          --              --           70
Deferred compensation related to grants of
  stock options.............................        (699)             --           --
Amortization of deferred stock
  compensation..............................         205              --          205
Net Loss....................................          --          (6,973)      (6,973)
                                                --------        --------     --------
Balances, December 31, 1998.................        (494)         (9,541)        (436)
Issuances of Series C preferred stock, net
  of issuance costs of $85..................          --              --       31,910
Issuance of common stock, net of issuance
  costs of $17,866..........................          --              --      220,640
Exercise of warrants to purchase Series B
  preferred stock...........................          --              --          120
Exercise of employee stock options..........          --              --           78
Deferred compensation related to grants of
  stock options.............................     (24,303)             --           --
Amortization of deferred stock
  compensation..............................       7,569              --        7,569
Value ascribed to standby credit facility
  warrants..................................          --              --          536
Conversion of preferred stock to common
  stock.....................................          --              --           --
Cashless exercise of warrants to purchase
  common stock..............................          --              --           --
Net loss....................................          --         (49,917)     (49,917)
                                                --------        --------     --------
Balances, December 31, 1999.................    $(17,228)       $(59,458)    $210,500
                                                ========        ========     ========

   The accompanying notes are an integral part of these financial statements.

                     INTERNAP NETWORK SERVICES CORPORATION

                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Cash flows from operating activities:
  Net loss..................................................  $(1,609)   $(6,973)   $(49,917)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      297        725       4,808
    Loss on disposal of assets..............................       --        102          --
    Non-cash interest and financing expense.................      146          7         553
    Provision for doubtful accounts.........................       27        140         212
    Non-cash compensation expense...........................       --        205       7,569
  Changes in operating assets and liabilities:
    Accounts receivable.....................................     (224)      (678)     (3,531)
    Prepaid expenses and other assets.......................       38       (391)     (1,762)
    Accounts payable........................................       82        721       6,016
    Deferred revenue........................................       84        200        (262)
    Accrued liabilities.....................................       37        619       2,496
                                                              -------    -------    --------
      Net cash used in operating activities.................   (1,122)    (5,323)    (33,818)
                                                              -------    -------    --------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (93)      (794)    (12,905)
  Deposits on property and equipment........................       --        (58)         --
  Purchase of investments...................................       --         --     (65,214)
  Redemption of investments.................................       --         --       9,995
  Payments for patents and trademarks.......................      (48)        (3)        104
                                                              -------    -------    --------
      Net cash used in investing activities.................     (141)      (855)    (68,020)
                                                              -------    -------    --------
Cash flows from financing activities:
  Proceeds from shareholder loan and line of credit.........      180         --       1,100
  Repayment of shareholder loan and line of credit..........     (180)        --      (1,100)
  Issuance of notes payable.................................       --         --       4,237
  Principal payments on note payable........................      (34)       (34)       (355)
  Net increase (decrease) in line of credit.................       --        650         875
  Payments on capital lease obligations.....................     (327)      (534)     (2,186)
  Proceeds from equipment leaseback financing...............       --        153         428
  Proceeds from exercise of stock options...................       --         --          78
  Proceeds from issuance of convertible notes payable.......      660         --          --
  Principal payments on convertible note payable............     (125)        --          --
  Proceeds from issuance of and exercise of warrants to
    purchase preferred stock, net of issuance costs.........    5,714      1,448      32,030
  Proceeds from issuance of common stock, net of issuance
    costs...................................................       --         --     221,640
                                                              -------    -------    --------
      Net cash provided by financing activities.............    5,888      1,683     256,747
                                                              -------    -------    --------
Net increase (decrease) in cash and cash equivalents........    4,625     (4,495)    154,909
Cash and cash equivalents at beginning of period............      145      4,770         275
                                                              -------    -------    --------
Cash and cash equivalents at end of period..................  $ 4,770    $   275    $155,184
                                                              =======    =======    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest, net of amounts capitalized........  $   103    $    82    $    413
                                                              =======    =======    ========
  Purchase of property and equipment financed with capital
    leases..................................................  $   260    $ 3,606    $ 15,857
                                                              =======    =======    ========
  Purchase of property and equipment included in accounts
    payable.................................................  $    --    $ 1,537    $    196
                                                              =======    =======    ========
  Conversion of convertible notes to Series B preferred
    stock...................................................  $   535    $    --    $     --
                                                              =======    =======    ========
  Conversion of preferred stock to common stock.............  $    --    $    --    $     99
                                                              =======    =======    ========
  Value ascribed to warrants................................  $   124    $    54    $    536
                                                              =======    =======    ========
  Accrued private placement fee.............................  $    --    $    --    $  1,000
                                                              =======    =======    ========

   The accompanying notes are an integral part of these financial statements.

                     INTERNAP NETWORK SERVICES CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

    InterNAP Network Services Corporation (the "Company") was originally incorporated in the State of Washington as a limited liability company ("LLC") in May 1996. The Company was re-incorporated in the State of Washington in October 1997 as a C corporation without changing its ownership. The Articles of Incorporation were amended in January and October 1999 to change the amount of authorized common and preferred stock. In December 1999, the Company incorporated a wholly-owned subsidiary in the United Kingdom, InterNAP Network Services U.K. Limited, however there was no activity in the subsidiary through December 31, 1999. In December 1999, a 100% stock dividend was declared on the Company's common stock to be paid in January 2000. Accordingly, the number of shares disclosed in the financial statements and related notes have been adjusted to reflect the latest amendment and stock dividend for all periods presented.

    The Company is a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of the Company's Private-Network Access Points facilities ("P-NAP facilities") have their data optimally routed to and from destinations on the Internet in a manner that minimizes the use of congested public network access points and private peering points.

ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Examples of estimates subject to possible revision based upon the outcome of future events include depreciation of property and equipment, income tax liabilities, the valuation allowance against the deferred tax assets and the allowance for doubtful accounts. Actual results could differ from those estimates.

CASH, CASH EQUIVALENTS AND INVESTMENTS

    The Company generally considers any highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

    The Company classifies, at the date of acquisition, its marketable securities into categories in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Currently, the Company classifies its securities as available-for-sale which are reported at fair market value with the related unrealized gains and losses included in shareholders' equity (deficit). Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense). Interest and dividends on all securities are included in interest income. The fair value of the Company's investments are based on quoted market prices. The carrying value of those investments approximates their fair value. At December 31, 1999, investments consisted of commercial paper and government securities.

    The Company invests its cash and cash equivalents in deposits with two financial institutions that may, at times, exceed federally insured limits. Management believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to temporary cash investments.

                     INTERNAP NETWORK SERVICES CORPORATION

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

    The Company extends trade credit terms to its customers based upon a credit analysis performed by management. Further credit reviews are done on a periodic basis as necessary. Generally, collateral is not required on accounts receivable, however, advance deposits are collected for accounts considered credit risks.

    The Company had no customers representing over 10% of its 1999 revenues or 10% of its accounts receivable at December 31, 1999. The Company had two significant customers representing approximately 13.6% and 9.6% of 1998 revenues and 9.9% and 11.0% of accounts receivable at December 31, 1998. Additionally, the Company had a single customer which is billed for its quarterly services in advance and, as a result, comprised 23.4% of accounts receivable at December 31, 1998. During 1997, the Company had a significant customer representing 18.1% of revenues. In addition, a significant customer that represented 20.8% of 1997 revenues declared bankruptcy during 1998. Consequently, the Company did not recognize significant revenue from this customer during 1998 and the accounts receivable balance at December 31, 1997, for which a reserve was provided for in the allowance for doubtful accounts, was written off during 1998 when it was determined that the Company would not be able to recover the balance.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, capital lease obligations, and the line of credit are carried at cost. The Company's short-term financial instruments approximate fair value due to their relatively short maturities. The carrying value of the Company's long-term financial instruments approximate fair value as the interest rates approximate current market rates of similar debt or investments.

PROPERTY AND EQUIPMENT

    Property and equipment consists principally of routers, telecommunications equipment and other computer equipment. Network equipment and furniture and equipment are carried at original acquisition cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Gains or losses from asset disposals are charged to operations in the year of disposition.

    Direct construction costs of each P-NAP facility, including equipment and labor costs, are capitalized during the construction period. In addition, the Company capitalizes interest costs as part of the cost of its P-NAP facilities when the P-NAP facilities require an extended period of time to ready them for their intended use. During 1998 and 1999, the Company capitalized approximately $78,000 and $177,000 of labor costs and $34,000 and $108,000 of interest costs, respectively, related to the construction of several P-NAP facilities. These costs are included as part of the cost of the network equipment.

    The Company currently purchases the majority of its network equipment from one vendor. The Company does not carry significant inventory of such equipment. Failure to obtain the network equipment when required could negatively impact the Company's operating results until an alternative supply source is established. Although there are a limited number of other suppliers, there can be no assurance that such equipment would be available and on comparable terms.

                     INTERNAP NETWORK SERVICES CORPORATION

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

    Costs of computer software developed or obtained for internal use are capitalized while in the application development stage and are expensed while in the preliminary stage and the post-implementation stage. During 1998 and 1999, the Company capitalized approximately $76,000 and $230,000 of internal development costs incurred during the application development stage of certain software. These costs are included as part of the cost of network equipment.

PATENTS AND TRADEMARKS

    Capitalized patent and trademark costs represent professional fees incurred for patent and trademark filings and are capitalized at cost. Patents and trademarks are amortized over 15 years. At December 31, 1998 and 1999, $47,797 and $142,154 of capitalized patent and trademark costs, net of accumulated amortization of $3,698 and $9,872, are included in the Company's financial statements.

VALUATION OF LONG-LIVED ASSETS

    The Company periodically evaluates the carrying value of its long-lived assets, including, but not limited to, property and equipment, patents and trademarks, and other assets. The carrying value of a long-lived asset is considered impaired when the undiscounted cash flow from such asset is separately identifiable and is estimated to be less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of would be determined in a similar manner, except that fair market values would be reduced by the cost of disposal.

INCOME TAXES

    The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

DEBT ISSUED WITH STOCK PURCHASE WARRANTS

    Proceeds from debt issued with stock purchase warrants are allocated between the debt and the warrants based on their relative fair values. The value ascribed to the warrants is based on the Black-Scholes option pricing model. The portion of the proceeds allocated to the warrants is amortized to interest expense over the term of the related debt using the effective interest method. When the Company issues stock purchase warrants in conjunction with obtaining a lease financing line of credit, the fair value of the warrants, based on the Black-Scholes option pricing model, is included as a deferred financing cost in deposits and other assets and is amortized to interest expense over the term of the lease line using the straight-line method. At December 31, 1998 and 1999, $46,934 and $29,469 of deferred financing costs, net of accumulated amortization of $7,525 and $24,990, are included in deposits and other assets, net.

                     INTERNAP NETWORK SERVICES CORPORATION

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) STOCK-BASED COMPENSATION

    Employee stock options are accounted for under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and related interpretations.

REVENUE RECOGNITION

    The Company recognizes service revenues as they are earned. Revenues from initial installation of customer network connections are recognized when installations are complete. Customers are billed on the first day of each month either on a usage or a flat-rate basis. The usage based billing relates to the month prior to the month in which the billing occurs, whereas certain flat rate billings relate to the month in which the billing occurs. Deferred revenues consist of revenues for services to be delivered in the future and consist primarily of advance billings for flat rate customers.

PRODUCT DEVELOPMENT COSTS

    Product development costs are primarily related to network engineering costs associated with changes to the functionality of the Company's proprietary services and network architecture. Such costs that do not qualify for capitalization are expensed as incurred. Research and development costs are expensed as incurred. Included in product development costs are research and development costs which for the years ended December 31, 1997, 1998 and 1999 amounted to approximately $389,000, $708,000 and $3,079,000, respectively.

ADVERTISING COSTS

    The Company expenses advertising costs as they are incurred. Advertising expense for 1997, 1998 and 1999 was $16,000, $63,000 and $1,790,000,
respectively.

COMPREHENSIVE INCOME

    The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective January 1, 1998. SFAS No. 130 requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. SFAS No. 130 had no impact on the Company and, accordingly, a separate statement of comprehensive income has not been presented.

NET LOSS PER SHARE

    Basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less the weighted average number of unvested shares of common stock issued that are subject to repurchase. The Company has excluded all outstanding convertible preferred stock, warrants to purchase convertible preferred stock, outstanding options to purchase common stock and shares subject to repurchase from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented.

                     INTERNAP NETWORK SERVICES CORPORATION

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

                                                    YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------
Net loss.......................................  $ (1,609)  $ (6,973)  $(49,917)
                                                 --------   --------   --------
Basic and diluted:
  Weighted average shares of common stock
    outstanding used in computing basic and
    diluted net loss per share.................     6,666      6,673     37,994
                                                 --------   --------   --------
  Basic and diluted net loss per share.........  $   (.24)  $  (1.04)  $  (1.31)
                                                 ========   ========   ========
  Antidilutive securities not included in
    diluted net loss per share calculation:
    Convertible preferred stock................    34,391     39,291         --
    Options to purchase common stock...........        --      6,823     15,441
    Warrants to purchase common and Series B
      preferred stock..........................     1,572      1,588      1,924
    Unvested shares of common stock subject to
      repurchase...............................        --         --         54
                                                 --------   --------   --------
                                                   35,963     47,702     17,419
                                                 ========   ========   ========

SEGMENT INFORMATION

    The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS No. 131") "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 31, 1997. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The Company's operations consist of Internet connectivity services, other ancillary services, such as co-location, web hosting and server management, and installation services. Management uses one measurement of profitability and does not disaggregate its business for internal reporting.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS
No. 133, which will be effective for the Company for fiscal years and quarters beginning after June 15, 2000, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is assessing the requirements of SFAS No. 133 and the effects, if any, on the Company's financial position, results of operations and cash flows.

                     INTERNAP NETWORK SERVICES CORPORATION

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 would have no material effect on the financial position or results of operations of the Company.

2. PROPERTY AND EQUIPMENT:

    Property and equipment consists of the following (in thousands):

                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1999
                                                             --------   --------
Network equipment..........................................   $1,150    $ 4,665
Network equipment under capital lease......................    4,465     20,095
Furniture, equipment and software..........................      424      6,717
Furniture, equipment and software under capital lease......      142      1,164
Leasehold improvements.....................................      688      2,009
                                                              ------    -------
                                                               6,869     34,650
Less: Accumulated depreciation and amortization ($952 and
  $4,851 related to capital leases at December 31, 1998 and
  1999, respectively)......................................   (1,041)    (5,839)
                                                              ------    -------
Property and equipment, net................................   $5,828    $28,811
                                                              ======    =======

    Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 amounted to $297,000, $721,000 and $4,798,000, respectively.
Assets under capital leases are pledged as collateral for the underlying lease agreements.

3. ACCRUED LIABILITIES:

    Accrued liabilities consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Compensation payable........................................    $567      $2,729
Taxes payable...............................................      95          49
Private placement fee.......................................      --       1,000
Other.......................................................      51         431
                                                                ----      ------
                                                                $713      $4,209
                                                                ====      ======

4. FINANCING ARRANGEMENTS:

    During 1997, the Company entered into a series of convertible notes payable (the "Bridge Financing Agreements") to finance working capital equipment requirements prior to the sale of Series B preferred stock. The total amount borrowed under the Bridge Financing Agreements was $660,000. The Bridge

                     INTERNAP NETWORK SERVICES CORPORATION

4. FINANCING ARRANGEMENTS: (CONTINUED)
Financing Agreements had various due dates within 1997, with interest at 9% per year. The Bridge Financing Agreements were either converted to Series B preferred stock or repaid during 1997 and there were no amounts outstanding at December 31, 1997. In connection with the Bridge Financing Agreements, the Company issued warrants to purchase 1,571,158 shares of Series B preferred stock at a price of $.30 per share, which resulted in financing expense of $124,310.

    The Company also entered into an agreement during 1997 with a shareholder to provide a $250,000 working capital line of credit. During 1997, the Company borrowed $180,000 on the line and recorded interest expense of $5,020. All amounts borrowed under the working capital line of credit were repaid during 1997.

    At December 31, 1997, the Company had a note payable due to a lessor for leasehold improvements in the amount of $34,444, which was repaid in full during 1998. The note included interest at 10% and was guaranteed by certain shareholders and officers of the Company.

    In January 1999, the Company borrowed $1,100,000 from two existing shareholders as a bridge loan until the completion of the Series C financing. Interest on these notes was at prime plus 2% and was repaid in full, plus accrued interest, during February of 1999.

    During November 1997, the Company entered into a line of credit agreement (the "Line") with a bank allowing aggregate borrowings of up to $750,000 for the purchase of equipment and for working capital. The Line was collateralized by the assets of the Company and interest was payable at prime plus 1%. The Line required interest only payments monthly and matured in May 1999. At
December 31, 1998, the Company had $650,000 outstanding on the Line.

    During July 1999, the Company amended the existing line of credit and established a new line of credit (the "New Line") with the same financial institution. The New Line allows the Company to borrow up to $3,000,000, as limited by certain borrowing base requirements which include maintaining certain levels of monthly revenues and customer turnover ratios. The New Line requires monthly payments of interest only at prime plus 1.0% (9.5% at December 31, 1999) and matures on June 30, 2000. Events of default for the New Line include failure to maintain certain financial covenants or a material adverse change in the financial position of the Company. A material adverse change is defined as a material impairment in the perfection or priority of the bank's collateral or a material impairment of the prospect of repayment of the New Line. During 1999, the Company refinanced $650,000 outstanding under the New Line and borrowed an additional $875,000 under the New Line during 1999.

    The bank line of credit agreement requires that the Company provide audited financial statements prior to March 31 of each year. The December 31, 1998 financial statements were issued subsequent to March 31, 1999 and, accordingly, resulted in a violation of this covenant. The Company has obtained a waiver for this violation from the bank.

    During August 1999, the Company entered into an equipment financing arrangement with a finance company which allows borrowings of up to $5,000,000 for the purchase of property and equipment. The equipment financing arrangement includes sublimits of $3,500,000 for equipment costs and $1,500,000 for the acquisition of software and other P-NAP and facility costs. Loans under the $3,500,000 sublimit require monthly principal and interest payments over a term of 48 months. This facility bears interest at 7.5% plus an index rate based on the yield of 4-year U.S. Treasury Notes (13.7% at December 31, 1999). Loans under the $1,500,000 sublimit require monthly principal and interest payments over a term of 36 months. This

                     INTERNAP NETWORK SERVICES CORPORATION

4. FINANCING ARRANGEMENTS: (CONTINUED)
facility bears interest at 7.9% plus an index rate based on the yield of 3-year U.S. Treasury Notes (14.0% at December 31, 1999). Borrowings under each sublimit must be prior to May 1, 2000. During 1999, the Company borrowed approximately $3,882,000, net of principal repayments of $355,000, pursuant to this arrangement. Amounts borrowed are collateralized by the property and equipment purchased and require monthly payments of principle and interest.

    On September 23, 1999, the Company signed a standby loan facility agreement with seven shareholders that matured upon closing of the Company's initial public offering. This facility allowed the Company to draw up to $10,000,000 prior to the earlier of maturity or December 31, 1999, with interest at prime plus 2% and principal and interest due on the earlier of six months from the first draw or maturity. The Company did not draw any amounts on the standby credit facility. In connection with the standby credit facility, the Company issued warrants to purchase 200,000 shares of common stock with exercise prices of $10.00 per share. The estimated fair value ascribed to the warrants was $536,000 based upon the Black-Scholes option pricing model, and has been reflected as interest expense for the year ended December 31, 1999.

5. CAPITAL LEASES:

    The Company has leases for a significant portion of its property and equipment which are classified as capital leases. Interest on equipment and furniture leases range from 4% to 20%, expire through 2003 and generally include an option allowing the Company to purchase the equipment or furniture at the end of the lease term for fair market value.

    Future minimum capital lease payments together with the present value of the minimum lease payments are as follows as of December 31, 1999 (in thousands):

YEARS ENDING DECEMBER 31,
-------------------------
2000........................................................  $ 7,435
2001........................................................    7,072
2002........................................................    4,771
2003........................................................       44
                                                              -------
      Total minimum lease payments..........................   19,322
Less: amount representing interest..........................   (1,192)
                                                              -------
Present value of minimum lease payments.....................   18,130
Less: current portion.......................................   (6,613)
                                                              -------
Capital lease obligations, less current portion.............  $11,517
                                                              =======

    In November 1999, the Company amended an existing lease credit facility with a vendor which increased the available line by $17,500,000 to $35,500,000 through November 2000. Approximately $18,389,000 was available under this facility at December 31, 1999.

6. INCOME TAXES:

    Prior to the re-incorporation of the Company in October 1997, the Company operated as an LLC and was not subject to income taxes.

                     INTERNAP NETWORK SERVICES CORPORATION

6. INCOME TAXES: (CONTINUED)
    As of December 31, 1999, the Company has net operating loss carryforwards of approximately $50,300,000, expiring through 2019. The Company has placed a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates, on a quarterly basis, the recoverability of the deferred tax asset and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

    The Company's ability to use its net operating losses to offset future income is subject to restrictions in the Internal Revenue Code which could limit the Company's future use of its net operating losses if certain stock ownership changes occur. The Company's deferred tax assets and liabilities are as follows (in thousands):

                                                              DECEMBER 31,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
Deferred income tax assets:
Net operating loss carryforwards.........................  $ 2,680    $ 19,117
Allowance for doubtful accounts..........................       24          78
Accrued compensation.....................................       --         402
Other....................................................       --           4
                                                           -------    --------
                                                             2,704      19,601
Deferred income tax liabilities:
Property and equipment...................................      (58)       (775)
                                                           -------    --------
                                                             2,646      18,826
Valuation allowance......................................   (2,646)    (18,826)
                                                           -------    --------
Net deferred tax assets..................................  $    --    $     --
                                                           =======    ========

    The following is a reconciliation of the income tax benefit to the amount calculated based on the statutory federal rate of 34% and the estimated state apportioned rate, net of the federal tax benefit, as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
Federal income tax benefit at statutory rates.........    (34%)      (34%)      (34%)
State income tax benefit at statutory rates...........                (3%)       (4%)
Non-taxable LLC losses................................     25%         --         --
Change in valuation allowance.........................      9%        37%        38%
                                                          ----       ----       ----
Effective tax rate....................................     --%        --%        --%
                                                          ====       ====       ====

                     INTERNAP NETWORK SERVICES CORPORATION

7. EMPLOYEE RETIREMENT PLAN:

    During March 1998, the Company established a 401(k) Retirement Plan (the "Plan") which covers substantially all eligible employees. The Plan is a qualified salary reduction plan in which all eligible participants may elect to have a percentage of their pre-tax compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. The Company can contribute to the Plan at the discretion of the Board of Directors. To date, no contributions have been made by the Company. Effective January 1, 2000, the Company began matching 50% of employee contributions, up to a maximum of 6% of each employee's gross wages.

8. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

    The Company has entered into leasing arrangements relating to office space and P-NAP facility rental space which are classified as operating. Future minimum lease payments on non-cancelable operating leases are as follows at December 31, 1999 (in thousands):

YEARS ENDING DECEMBER 31,
-------------------------
2000........................................................  $ 4,038
2001........................................................    4,172
2002........................................................    3,855
2003........................................................    3,199
2004........................................................      874
Thereafter..................................................      878
                                                              -------
                                                              $17,016
                                                              =======

    Rent expense was approximately, $111,000, $571,000 and $3,381,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    SERVICE COMMITMENTS

    The Company has entered into service commitment contracts with backbone service providers to provide interconnection services. Minimum payments under these service commitments are as follows at December 31, 1999 (in thousands):

YEARS ENDING DECEMBER 31,
-------------------------
2000........................................................  $ 3,300
2001........................................................   12,880
2002........................................................    9,868
                                                              -------
                                                              $26,048
                                                              =======

9. SHAREHOLDERS' EQUITY (DEFICIT):

    In January and October 1999, the articles of incorporation were amended to change the authorized amount of common and preferred stock. In December 1999, a 100% share dividend was declared on the Company's common stock to be distributed in January 2000. Accordingly, the disclosures in the financial

                     INTERNAP NETWORK SERVICES CORPORATION

9. SHAREHOLDERS' EQUITY (DEFICIT): (CONTINUED) statements and related notes have been adjusted to reflect the October 1999 amendment to the Articles of Incorporation and the stock dividend for all periods presented.

CONVERTIBLE PREFERRED STOCK

    At December 31, 1998, preferred stock consisted of the following (in thousands):

                                                                 ADDITIONAL      COMMON STOCK
                          SHARES     ISSUED AND                PAID-IN CAPITAL   RESERVED FOR   LIQUIDATION
SERIES                  DESIGNATED   OUTSTANDING   PAR VALUE        (NET)         CONVERSION    PREFERENCE
------                  ----------   -----------   ---------   ---------------   ------------   -----------
          A                13,333      13,333         $13           $  987          13,333         $  680
          B                27,546      25,958          26            7,693          25,958          7,786
          C                59,260          --          --               --              --             --
                          -------      ------         ---           ------          ------         ------
                          100,139      39,291         $39           $8,680          39,291         $8,466
                          =======      ======         ===           ======          ======         ======

    In February 1999, the Company sold 59,259,260 shares of Series C preferred stock at a price of $.54 per share, resulting in gross proceeds of approximately $32,000,000, prior to deducting issuance costs. In addition, during 1999 several warrant holders exercised warrants to purchase 402,008 shares of Series B preferred stock, resulting in net proceeds to the Company of $120,303. Upon the closing of the Company's initial public offering on October 4, 1999, all shares of preferred stock outstanding converted into 98,953,050 shares of common stock.

    Preferred stock may be issued in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors of the Company may determine at the time of issuance. During 1997, the Board of Directors authorized 30,000,000 shares of preferred stock. As a result of the amendment to the Articles of Incorporation in January 1999, the number of shares authorized for preferred stock was increased to 100,139,230 shares. As a result of the amendment to the Articles of Incorporation in October 1999, the number of shares authorized for preferred stock was decreased to 10,000,000.

COMMON STOCK

    As a result of the January 1999 amendment, the number of shares of common stock authorized was increased to 100,000,000 from 70,000,000. In July 1999, the Board of Directors increased the authorized shares of common stock to 300,000,000 and, in October 1999 upon the closing of the Company's initial public offering, the authorized shares of common stock were increased to 500,000,000 shares.

    On September 29, 1999, the Company sold 19,000,000 shares of its common stock in an initial public offering at a price of $10.00 per share for net proceeds of $176,700,000. On October 1, 1999, the underwriters exercised their over-allotment option, resulting in the sale of an additional 2,850,000 shares of common stock at $10.00 per share for additional net proceeds of $26,505,000.

    Concurrent with the closing of its initial public offering, the Company sold 2,150,537 shares of common stock to Inktomi Corporation for $9.30 per share, resulting in proceeds of $19,000,000, net of a private placement fee of $1,000,000. In conjunction with this investment, the Company issued a warrant to purchase 1,075,268 shares of common stock at an exercise price of $13.95 per share. The warrant has a two-year term and includes demand and piggyback registration rights. The agreement also prohibits Inktomi from acquiring additional shares of the Company's common stock for a period of two years. The

                     INTERNAP NETWORK SERVICES CORPORATION

9. SHAREHOLDERS' EQUITY (DEFICIT): (CONTINUED)
Company intends to complete a joint technical and marketing agreement with Inktomi. On November 24, 1999, Inktomi exercised 50% of these warrants through a cashless exercise, resulting in the issuance of 397,250 shares of common stock to Inktomi.

CLASS A AND B UNITS

    During 1996, conducting business as an LLC, the Company issued 4,000,000 Class A units to its founding members upon incorporation and subsequently sold 8,000,000 Class B units. All units were exchanged for preferred and common stock during 1997 as part of the re-incorporation.

WARRANTS TO PURCHASE SERIES B PREFERRED STOCK AND COMMON STOCK

    During 1997, the Company issued warrants to purchase up to 1,571,518 shares of Series B preferred stock at $.30 per share in conjunction with its bridge financing. During 1998, the Company issued warrants to purchase up to 250,002 shares of Series B preferred stock at $.30 per share in connection with various lease financings. The warrants to purchase Series B preferred stock converted to warrants to purchase common stock upon the closing of the Company's initial public offering. Outstanding warrants to purchase shares of common stock at December 31, 1999, including the warrants issued to Inktomi and in connection with the standby loan agreements, are as follows (shares in thousands):

YEAR OF                                                       EXERCISE
EXPIRATION                                                     PRICE      SHARES
----------                                                    --------   --------
2001........................................................   $13.95       538
2002........................................................      .30       936
2004........................................................    10.00       200
2008........................................................      .30       250
                                                                          -----
                                                                          1,924
                                                                          =====

10. STOCK-BASED COMPENSATION PLANS:

    In March 1998, the Company's Board of Directors adopted the 1998 Stock Option/Stock Issuance Plan (the "1998 Plan"), which provides for the issuance of incentive stock options ("ISOs") and non-qualified options to eligible individuals responsible for the management, growth and financial success of the Company. The Company has applied the accounting principles discussed below to stock option commitments made by the Company. Shares of common stock reserved for the 1998 Plan in March 1998 totaled 8,070,000 and were increased to 10,070,000 in January 1999.

    During June 1999, the Company's Board of Directors adopted the 1999 Equity Incentive Plan (the "1999 Plan") which provides for the issuance of incentive stock options ("ISOs") and nonqualified stock options to eligible individuals responsible for the management, growth and financial success of the Company. As of December 31, 1999, 13,000,000 shares of common stock have been reserved for the 1999 Plan. Upon the first nine anniversaries of the adoption date of the 1999 Plan, the number of shares reserved for issuance under the 1999 Plan will automatically be increased by 3.5% of the total shares of common stock then outstanding or, if less, by 6,500,000 shares. The terms of the 1999 Plan are the same as the 1998 Plan with respect to ISO treatment and vesting. During the year ended December 31, 1999, the Company granted an additional 2,937,000 options under the 1998 Plan and 7,717,500 options under the

                     INTERNAP NETWORK SERVICES CORPORATION

10. STOCK-BASED COMPENSATION PLANS: (CONTINUED)
1999 Plan. As of December 31, 1999, 7,345,442 and 7,655,500 options were outstanding under the 1998 Plan and 1999 Plan, respectively, net of exercises and cancellations.

    During July 1999, the Company adopted the 1999 Non-Employee Director's Stock Option Plan (the "Director Plan"). The Director Plan provides for the grant of non-qualified stock options to non-employee directors. A total of 1,000,000 shares of the Company's common stock have been reserved for issuance under the Director Plan. Under the terms of the Director Plan, 480,000 fully vested options were granted to existing directors on the effective date of the Company's initial public offering with an exercise price of $10.00 per share, all of which remained outstanding at December 31, 1999. Subsequent to the Company's initial public offering, initial grants, which are fully vested as of the date of the grant, of 80,000 shares of the Company's common stock are to be made under the Director Plan to all non-employee directors on the date such person is first elected or appointed as a non-employee director. On the day after each of the Company's annual shareholder meetings, starting with the annual meeting in 2000, each non-employee director will automatically be granted a fully vested and exercisable option for 20,000 shares, provided such person has been a non-employee director of the Company for at least the prior six months. The options are exercisable as long as the non-employee director continues to serve as a director, employee or consultant of the Company or any of its affiliates.

    ISOs may be issued only to employees of the Company and have a maximum term of 10 years from the date of grant. The exercise price for ISOs may not be less than 100% of the estimated fair market value of the common stock at the time of the grant. In the case of options granted to holders of more than 10% of the voting power of the Company, the exercise price may not be less than 110% of the estimated fair market value of the common stock at the time of grant, and the term of the option may not exceed five years. Options become exercisable in whole or in part from time to time as determined by the Board of Directors, which will administer the Plan. Both ISOs and non-qualified options generally vest over four years.

    The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in APB 25. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the exercise price to be paid to acquire the stock.

    Option activity for 1998 and 1999 under all of the Company's stock option plans is as follows (there was no activity in 1997) (shares in thousands):

                                                                       WEIGHTED
                                                                       AVERAGE
                                                          SHARES    EXERCISE PRICE
                                                         --------   --------------
Granted................................................    6,823         $ .05
Exercised..............................................       --            --
Canceled...............................................       --            --
                                                          ------
Balance, December 31, 1998.............................    6,823         $ .05
Granted................................................   11,135         $5.82
Exercised..............................................   (2,065)        $ .04
Cancelled..............................................     (412)        $3.92
                                                          ------
Balance, December 31, 1999.............................   15,481         $4.10
                                                          ======

                     INTERNAP NETWORK SERVICES CORPORATION

10. STOCK-BASED COMPENSATION PLANS: (CONTINUED)
    Options granted during 1998 include 800,000 non-qualified options granted to members of the Board of Directors ("Directors' Options") which are immediately exercisable, and upon exercise, are subject to the terms of restricted stock purchase agreements. The Directors' Options, or if exercised, the related restricted stock, vest over a period of four years from the vesting commencement date, as determined by the Board of Directors.

    The following table summarizes information about options outstanding at December 31, 1999 (shares in thousands):

                                                            OPTIONS EXERCISABLE
                OPTIONS OUTSTANDING                   (EXCLUDING OPTIONS WHICH SHARES
---------------------------------------------------       WOULD BE SUBJECT TO THE
                                       WEIGHTED        COMPANY'S RIGHT OF REPURCHASE)
                                       AVERAGE        --------------------------------
                                      REMAINING                           WEIGHTED
                       NUMBER OF   CONTRACTUAL LIFE     NUMBER OF         AVERAGE
EXERCISE PRICES         SHARES        (IN YEARS)         SHARES       EXERCISE PRICES
---------------        ---------   ----------------   -------------   ----------------
     $.03--$.03          2,076           8.49               438            $  .03
     $.08--$.08          2,542           8.85               515            $  .08
     $.22--$.22            690           9.10                30            $  .22
     $.40--$.40          2,037           9.24                 8            $  .40
    $2.00--$2.00         3,440           9.41                --                --
    $2.50--$4.00         2,188           9.59                 2            $ 4.00
    $5.00--$10.00        1,865           9.73               480            $10.00
   $28.75--$28.75          104           9.76                --                --
   $44.00--$44.00          212           9.84                --                --
   $70.06--$70.06          327           9.94                --                --
                        ------                            -----
     $.03--$70.06       15,481           9.24             1,473            $ 3.31
                        ======                            =====

    The Company has adopted the disclosure only provisions of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Pro forma information regarding the net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of options granted in 1998 and in 1999 prior to the Company's initial public offering was estimated at the date of grant using the minimum value method allowed for non-public companies assuming no expected dividends and the following weighted-average assumptions: risk-free interest rate of 6% and 6.75%; volatility of 0% and 0%; and an expected life of 6 and 5 years, respectively. The fair value of options granted in 1999 subsequent to the Company's initial public offering was estimated at the date of grant using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions: risk free interest rate of 6.75%; volatility of 80%; and an expected life of 5 years.

    For purposes of the pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting periods. If the Company had accounted for compensation expense related to stock options under the fair value method prescribed by SFAS No. 123, the net loss and the basic and diluted net loss per share for the years ended December 31, 1998 and 1999 would have been approximately $6,985,000 and $60,372,000 and $1.05 and $1.59,
respectively.

    During 1998 and 1999, options to purchase 6,823,498 and 9,854,000 shares of the Company's common stock, with a weighted-average exercise price of $.05 and $3.09 per share and a weighted-average option

                     INTERNAP NETWORK SERVICES CORPORATION

10. STOCK-BASED COMPENSATION PLANS: (CONTINUED) fair value of $.12 and $3.69 per share, were granted, respectively, with an exercise price below the estimated market value at the date of grant.

DEFERRED STOCK COMPENSATION

    During 1998, the Company issued stock options to certain employees under the 1998 and 1999 Plans with exercise prices below the deemed fair value of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred stock compensation for the difference between the exercise price of the stock options and the deemed fair value of the Company's common stock at the date of grant. This deferred stock compensation is amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. As of December 31, 1999, the Company has recorded deferred stock compensation related to these options in the total amount of $25,002,000, of which $205,000 and $7,569,000 has been amortized to expense during 1998 and 1999, respectively. The weighted average exercise price of the 6,823,498 options granted in 1998 to purchase common stock was $.05 and the weighted average fair value per share was $.15 during 1998. The weighted average exercise price of the 11,134,500 options granted in 1999 to purchase common stock was $5.82 and the weighted average fair value per share was $7.98.

EMPLOYEE STOCK PURCHASE PLAN

    A total of 3,000,000 shares of common stock have been reserved for issuance under the Company's 1999 Employee Stock Purchase Plan. Upon the first nine anniversaries of the adoption date of the purchase plan, the number of shares reserved for issuance under the purchase plan will automatically be increased by 2% of the total number of shares of common stock then outstanding or, if less, by 3,000,000 shares. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

    The purchase plan provides a means by which employees may purchase common stock of the Company through payroll deductions. The purchase plan is implemented by offering rights to eligible employees. Under the purchase plan, the Company may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering began on September 29, 1999 and will terminate on September 30, 2001. Purchase dates occur each March 31 and September 30.

    Employees who participate in an offering under the purchase plan may have up to 15% of their earnings withheld. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan is equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during the offering except during the 15 day period immediately prior to a purchase date. Employees' participation in all offerings ends automatically on termination of their employment with the Company or one of its subsidiaries.

                     INTERNAP NETWORK SERVICES CORPORATION

11. EVENTS SUBSEQUENT TO DECEMBER 31, 1999 (UNAUDITED):

    On February 22, 2000, pursuant to an investment agreement, the Company purchased 588,236 shares of Aventail Corporation ("Aventail") Series D preferred stock at $10.20 per share for a total cash investment of $6,000,007. The Series D preferred stock is convertible to common stock at a ratio of one share of preferred stock to one share of common stock, subject to adjustment for certain equity transactions. Additionally, the Company and Aventail entered into a joint marketing agreement which, among other things, granted the Company certain limited exclusive rights to sell Aventail's managed extranet service and granted Aventail certain rights to sell the Company's services. In return, the Company committed to either sell Aventail services or pay Aventail, or a combination of both, which would result in Aventail's recognition of $3,000,000 of revenue over a two-year period.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by InterNAP Network Services Corporation ("InterNAP") in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $164,870
NASD filing fee.............................................    30,500
Nasdaq National Market listing fee..........................    17,500
Printing and engraving costs................................   200,000
Legal fees and expenses.....................................   200,000
Accounting fees and expenses................................    90,000
Blue Sky fees and expenses..................................     2,500
Transfer Agent and Registrar fees...........................    20,000
Miscellaneous expenses......................................    34,630
                                                              --------
      Total.................................................  $760,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 23B.08.500 through 23.B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The directors and officers of InterNAP also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by InterNAP for such purpose.

    Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Section 5 of InterNAP's Amended and Restated Articles of Incorporation, as amended by Articles of Amendment (Exhibit 3.1 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to InterNAP and its shareholders.

    InterNAP has entered into certain indemnification agreements with its directors and certain of its officers. The indemnification agreements provide InterNAP's directors and certain of its officers with indemnification to the maximum extent permitted by the WBCA.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of InterNAP and its executive officers and directors and by InterNAP of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, InterNAP has issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and InterNAP believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access to information about InterNAP, through their relationships with InterNAP.

    Since January 1, 1997 InterNAP has issued and sold the following securities:

    Pursuant to a Limited Liability Company Agreement of InterNAP Network Services, L.L.C., dated October 11, 1996, we sold 3,574,360 Class A Units in InterNAP Network Services, L.L.C. to certain investors, including our officers Paul E. McBride, Christopher D. Wheeler and Anthony C. Naughtin, for an aggregate consideration of $1,787.00. InterNAP Network Services, L.L.C. was dissolved on October 27, 1997 and reincorporated in the State of Washington as a C corporation. These Class A Units were converted into shares of common stock at an exchange ratio of 1 to 1.667.

    On May 1, 1996, we issued 4,000,000 Class B Units in InterNAP Network Services, L.L.C. to Robert J. Lunday, Jr., one of our directors, in consideration for arranging a guarantee of certain of our leasehold obligations and an unconditional promise to contribute $500,000 to our capital on or before October 15, 1996. Additionally, Lunday Communications loaned us $475,000 in 1996 and we repaid the principal and interest during 1996. Robert J. Lunday, Jr., one of our directors, is president of Lunday Communications, Inc. Further in May 1996, Mr. Lunday purchased an additional 4,000,000 Class B Units for $500,000. These Class B Units were exchanged for shares of Series A preferred stock at an exchange ratio of 1 to 1.667.

    On October 29, 1997, December 29, 1997 and February 4, 1998, we sold an aggregate of 25,725,116 shares of Series B preferred stock to 36 investors, including H&Q InterNAP Investors, L.P., TI Ventures, L.P. and Vulcan Ventures Incorporated, three of our principal shareholders, at an aggregate purchase price of $7,717,534 or $.30 per share. The investor group included Robert D. Shurtleff, Jr., one of our directors, who converted a promissory note dated February 13, 1997 in the amount of $125,000 plus accrued interest for 443,276 shares of Series B preferred stock.

    On January 28, 1999 and February 26, 1999, we sold an aggregate of 59,259,260 shares of Series C preferred stock to 44 investors, including Robert
D. Shurtleff, Jr., one of our directors, and H&Q InterNAP Investors L.P., Morgan Stanley Dean Witter Venture Partners, Oak Investment Partners VIII, L.P., TI Ventures, L.P. and Vulcan Ventures Incorporated, five of our principal shareholders, at an aggregate purchase price of $32,000,000 or $.54 per share.

    From May 1, 1996 to December 1998, we issued warrants to 12 private investors to purchase an aggregate of 1,588,184 shares of Series B preferred stock at a weighted average exercise price of $.30.

    In May and September 1998, we issued warrants to First Portland Corporation and Phoenix Leasing Incorporated, to purchase an aggregate of 233,336 shares of Series B preferred stock at a weighted average exercise price of $.30.

    From July 22, 1998, the date of the first issuance of options under our 1998 Stock Option Plan, through February 29, 2000, we granted stock options to purchase an aggregate of 9,760,498 shares of common stock, with exercise prices ranging from $.03 to $.40 per share, to employees and directors pursuant to our 1998 Stock Option Plan. Of these options, options for an aggregate of 2,643,628 shares have been exercised, options for an aggregate of 1,275,306 shares are exercisable, options for an aggregate of 378,389 shares have been cancelled and options for an aggregate of 6,738,481 shares remain outstanding. Pursuant to our 1999 Equity Incentive Plan, as of February 29, 2000 we have granted stock options to purchase 9,084,500 shares of our common stock, with exercise prices ranging from $2.00 to $105.9063 per share to employees, consultants and directors of which 62,000 have been cancelled and 423,125 are exercisable and options for an aggregate of 9,022,500 remain outstanding.

    On September 23, 1999, we issued warrants to seven shareholders, including a director of the Company, to purchase an aggregate of 200,000 shares of common stock with an exercise price equal to $10.00 per share.

    On October 4, 1999, we sold an aggregate of 2,150,538 shares of common stock in a private placement to Inktomi Corp, at an aggregate purchase price of $20,000,000, or $9.30 per share. We also issued to Inktomi a warrant to purchase 1,075,268 additional shares of our common stock at an exercise price of $13.95 per share. The warrant has a two year term and includes demand and piggyback registration rights. The agreement also prohibits Inktomi from acquiring additional shares of our stock for a period of two years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
        1.1+            Form of Underwriting Agreement.

        3.1+            Amended and Restated Articles of Incorporation of InterNAP.

        3.2+            Bylaws of InterNAP.

        4.1*            Specimen Common Stock Certificate.

        5.1+            Opinion of Cooley Godward LLP.

       10.1*            Form of Indemnification Agreement between the Registrant and each of its Directors and certain of its Officers.

       10.2*            1999 Non-Employee Directors' Stock Option Plan.

       10.3*            Form of 1999 Employee Stock Purchase Plan.

       10.4*            1999 Employee Stock Purchase Plan.

       10.5*            1999 Stock Option/Stock Issuance Plan.

       10.6*            Form of 1998 Stock Option Agreement.

       10.7+            Amended 1999 Equity Incentive Plan.

       10.8*            Form of 1999 Equity Incentive Plan Stock Option Agreement.

       10.9*            Lease Agreement, dated June 11, 1998, between Registrant and
                        Union Square Limited Partnership.

       10.10+           Lease Agreement, dated June 1, 1996, between Registrant and
                        Sixth & Virginia Properties, as amended by Lease
                        Modification No. 1, dated May 1, 1998, as amended by Lease
                        Modification No. 2 dated September 1, 1998, as amended by
                        Lease Modification No. 3, dated December 20, 1999.

       10.11*           Form of Employee Confidentiality, Nonraiding and
                        Noncompetition Agreement used between Registrant and its Executive Officers.

       10.12*           Form of Stock Purchase Warrant.

       10.13* Preferred Stock Purchase Warrant, dated December 15, 1998, between Registrant and Bob Kingsbrook.

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
       10.14*           Preferred Stock Purchase Warrant, dated September 1, 1998, between Registrant and Phoenix Leasing Incorporated.

       10.15*           Preferred Stock Purchase Warrant, dated May 5, 1998, between
                        Registrant and First Portland Corporation.

       10.16* Preferred Stock Purchase Warrant, dated December 24, 1998, between Registrant and Robert Shurtleff, Jr.

       10.17+           Amended and Restated Investor Rights Agreement, dated
                        October 4, 1999.

       10.18*           Shareholders Agreement, dated October 1, 1997.

       10.19*           Amended and Restated Loan and Security Agreement, dated June
                        30, 1999, between Registrant and Silicon Valley Bank.

       10.20+           Master Agreement to Lease Equipment, dated January 20, 1998 between Registrant and Cisco Systems Capital Corporation, as amended on November 17, 1999.

       10.21*           Employment Agreement, dated April 10, 1996, between
                        Registrant and Christopher D. Wheeler.

       10.22*           Employment Agreement, dated May 16, 1996, between Registrant and Anthony C. Naughtin.

       10.23*           Employee Confidentiality, Nonraiding and Noncompetition
                        Agreement, dated May 16, 1996 between Registrant and Paul E.
                        McBride.

       10.24*           Employment Agreement, dated March 18, 1998, between
                        Registrant and Michael Ortega.

       10.25+           Letter Agreement, dated September 7, 1999, between Richard
                        K. Cotton and Registrant.

       10.26* Master Loan and Security Agreement, dated August 23, 1999 between Registrant and Finova Capital Corporation.

       10.27*           Common Stock and Warrant Purchase Agreement, dated September
                        17, 1999, between Registrant and Inktomi Corporation.

       10.28+           Warrant, dated December 22, 1999, issued to S.L. Partners,
                        Inc.

       10.29+           Form of Warrant issued to Paul Canniff, David Cornfield,
                        Robert J. Lunday, Jr., Dan Newell, Richard Saada, Robert D.
                        Shurtleff, Jr. and Todd Warren.

       10.30+           Letter Agreement, dated March 10, 2000, among Morgan Stanley
                        Venture Investors III, L.P., Morgan Stanley Venture
                        Partners III, L.P., The Morgan Stanley Venture Partners
                        Entrepreneur Fund, L.P. and Registrant.

       21.1+            List of Subsidiaries.

       23.1             Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants.

       23.2+            Consent of Counsel (included in Exhibit 5.1).

       24.1+            Power of Attorney (contained on signature page).

       27.1+            Financial Data Schedule.

------------------------

+   Previously filed.

* Incorporated by reference to Registration Statement on Form S-1, File No. 333-84035.

(B) SCHEDULES

      SCHEDULE
       NUMBER                                   DESCRIPTION
---------------------                           -----------
         1.1+           Report of Independent Accountants on Financial Statement
                        Schedule.

         1.2+           Valuation and qualifying accounts and reserves.

------------------------

+   Previously filed.

ITEM 17. UNDERTAKINGS

    We hereby undertake to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions referred in Item 14 of this registration statement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    We hereby undertake that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    We hereby undertake to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, InterNAP Network Services Corporation has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereinto duly authorized, in the City of Seattle, State of Washington, on the 5th day of April, 2000.


                                                       INTERNAP NETWORK SERVICES CORPORATION

                                                       By:                      *
                                                            -----------------------------------------
                                                                       Anthony C. Naughtin
                                                              CHIEF EXECUTIVE OFFICER AND PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                          *                            Chief Executive Officer and
     -------------------------------------------         President (Principal           April 5, 2000
                 Anthony C. Naughtin                     Executive Officer)

                                                       Vice President and Chief
                 /s/ PAUL E. MCBRIDE                     Financial Officer (Principal
     -------------------------------------------         Finance and Accounting         April 5, 2000
                   Paul E. McBride                       Officer)

                          *
     -------------------------------------------       Chairman of the Board            April 5, 2000
                  Eugene Eidenberg

                          *
     -------------------------------------------       Director                         April 5, 2000
                 William J. Harding

                          *
     -------------------------------------------       Director                         April 5, 2000
                 Frederic W. Harman

                          *
     -------------------------------------------       Director                         April 5, 2000
                Robert J. Lunday, Jr.

                          *
     -------------------------------------------       Director                         April 5, 2000
                    Kevin L. Ober

                          *
     -------------------------------------------       Director                         April 5, 2000
              Robert D. Shurtleff, Jr.


*By:                   /s/ PAUL E. MCBRIDE
             --------------------------------------
                         Paul E. McBride
                       (ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1+            Form of Underwriting Agreement.

        3.1+            Amended and Restated Articles of Incorporation of InterNAP.

        3.2+            Bylaws of InterNAP.

        4.1*            Specimen Common Stock Certificate.

        5.1+            Opinion of Cooley Godward LLP.

       10.1*            Form of Indemnification Agreement between the Registrant and each of its Directors and certain of its Officers.

       10.2*            1999 Non-Employee Directors' Stock Option Plan.

       10.3*            Form of 1999 Employee Stock Purchase Plan.

       10.4*            1999 Employee Stock Purchase Plan.

       10.5*            1999 Stock Option/Stock Issuance Plan.

       10.6*            Form of 1998 Stock Option Agreement.

       10.7+            Amended 1999 Equity Incentive Plan.

       10.8*            Form of 1999 Equity Incentive Plan Stock Option Agreement.

       10.9*            Lease Agreement, dated June 11, 1998, between Registrant and
                        Union Square Limited Partnership.

       10.10+           Lease Agreement, dated June 1, 1996, between Registrant and
                        Sixth & Virginia Properties, as amended by Lease
                        Modification No. 1, dated May 1, 1998, as amended by Lease
                        Modification No. 2 dated September 1, 1998, as amended by
                        Lease Modification No. 3, dated December 20, 1999.

       10.11*           Form of Employee Confidentiality, Nonraiding and
                        Noncompetition Agreement used between Registrant and its Executive Officers.

       10.12*           Form of Stock Purchase Warrant.

       10.13* Preferred Stock Purchase Warrant, dated December 15, 1998, between Registrant and Bob Kingsbrook.

       10.14* Preferred Stock Purchase Warrant, dated September 1, 1998, between Registrant and Phoenix Leasing Incorporated.

       10.15*           Preferred Stock Purchase Warrant, dated May 5, 1998, between
                        Registrant and First Portland Corporation.

       10.16* Preferred Stock Purchase Warrant, dated December 24, 1998, between Registrant and Robert Shurtleff, Jr.

       10.17+           Amended and Restated Investor Rights Agreement, dated
                        October 4, 1999.

       10.18*           Shareholders Agreement, dated October 1, 1997.

       10.19*           Amended and Restated Loan and Security Agreement, dated June
                        30, 1999, between Registrant and Silicon Valley Bank.

       10.20+           Master Agreement to Lease Equipment, dated January 20, 1998 between Registrant and Cisco Systems Capital Corporation, as amended on November 17, 1999.

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
       10.21*           Employment Agreement, dated April 10, 1996, between
                        Registrant and Christopher D. Wheeler.

       10.22*           Employment Agreement, dated May 16, 1996, between Registrant and Anthony C. Naughtin.

       10.23*           Employee Confidentiality, Nonraiding and Noncompetition
                        Agreement, dated May 16, 1996 between Registrant and Paul E.
                        McBride.

       10.24*           Employment Agreement, dated March 18, 1998, between
                        Registrant and Michael Ortega.

       10.25+           Letter Agreement dated September 7, 1999 between Richard R.
                        Cotton and Registrant.

       10.26* Master Loan and Security Agreement, dated August 23, 1999 between Registrant and Finova Capital Corporation.

       10.27*           Common Stock and Warrant Purchase Agreement, dated September
                        17, 1999, between Registrant and Inktomi Corporation.

       10.28+           Warrant, dated December 22, 1999, issued to S.L. Partners,
                        Inc.

       10.29+           Form of Warrant issued to Paul Canniff, David Cornfield,
                        Robert J. Lunday, Jr., Dan Newell, Richard Saada, Robert D.
                        Shurtleff, Jr. and Todd Warren.

       10.30+           Letter Agreement, dated March 10, 2000, among Morgan Stanley
                        Venture Investors III, L.P., Morgan Stanley Venture
                        Partners III, L.P., The Morgan Stanley Venture Partners
                        Entrepreneur Fund, L.P. and Registrant.

       21.1+            List of Subsidiaries.

       23.1             Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants.

       23.2+            Consent of Counsel (included in Exhibit 5.1).

       24.1+            Power of Attorney (contained on signature page).

       27.1+            Financial Data Schedule.

------------------------

+   Previously filed.

* Incorporated by reference to Registration Statement on Form S-1, File No. 333-84035.